EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of September 26, 2006, by and among: Acquicor Technology Inc., a Delaware corporation (“Parent”); Joy Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”); Jazz Semiconductor, Inc., a Delaware corporation (the “Company”); and TC Group, L.L.C. as the Stockholders’ Representative. Certain other capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned Subsidiary of Parent.

B. This Agreement has been approved and declared advisable by the respective boards of directors of Parent, Merger Sub and the Company and such respective boards of directors have determined that the Merger is in the best interests of the stockholders of their respective companies.

C. In order to induce Parent to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement: (i) the Key Stockholders are executing a stockholder support agreement in favor of Parent (the “Stockholder Support Agreement”); (ii) the Key Stockholders are entering into General Releases in favor of the Company and Parent (the “General Releases”), to be effective as of the Closing; (iii) certain stockholders of the Company are executing Noncompetition and Non-Solicitation Agreements in favor of Parent (the “Noncompetition Agreements”); (iv) Conexant Systems, Inc. is entering into certain lease amendment agreements with Parent (the “Lease Amendment Agreements”); and (v) the Company and certain Key Stockholders are entering into an agreement terminating the agreements set forth on Schedule 6.10(d) (the “Termination Agreement”).

D. In order to induce the Company to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, the Company is entering into employment agreements with certain key employees of the Company (the “Employment Agreements”).

Agreement

The parties to this Agreement agree as follows:

SECTION 1.	Description of Transaction

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing; Effective Time. The consummation of the Merger and the other Contemplated Transactions (the “Closing”) shall take place at the offices of Cooley Godward Kronish llp, 3175 Hanover Street, Palo Alto, California, at 10:00 a.m., California time, on a date to be mutually agreed upon by Parent and the Company, which shall be no later than the fifth business day after the satisfaction or, to the extent permitted by Legal Requirements, waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing and the condition set forth in Section 6.15, but subject to the satisfaction or waiver of such conditions). (The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”) Subject to the provisions of this Agreement, a certificate of merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, shall be delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware, or such later time as may be agreed upon by each of the parties hereto and specified in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) The Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety as of the Effective Time to conform to Exhibit C.

(b) The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

(c) The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals identified on Schedule 1.4.

1.5 Conversion of Shares.

(a) Subject to Section 1.10, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Stockholder (as defined in Section 1.5(d)):

(i) each share of Company Capital Stock owned by Parent, Merger Sub, the Company or any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, if any, shall be canceled and retired without payment of any consideration with respect thereto;

(ii) each share of Company Preferred Stock outstanding immediately prior to the Effective Time (other than those referred to in Section 1.5(a)(i) and Dissenting Shares (as defined in Section 1.11)) shall be converted into the right to receive:

(A) an amount in cash equal to the sum of: (1) the Preference Per Share Amount (as defined in Section 1.5(b)); plus (2) the aggregate amount of accrued and unpaid dividends on such share of Company Preferred Stock calculated in accordance with the terms of the Company’s certificate of incorporation in effect on the date of this Agreement; plus (3) the Preferred Residual Per Share Amount (as defined in Section 1.5(b)); minus

(B) the product of (1) the Preferred Per Share Percentage (as defined in Section 1.5(b)) multiplied by (2) the Working Capital Adjustment Escrow Contribution Amount (as defined in Section 1.5(b)); minus

(C) the product of (1) the Aggregate Proceeds Contribution Fraction with respect to such share of Company Preferred Stock multiplied by (2) the Indemnity Escrow Contribution Amount (as defined in Section 1.5(b)); plus

(D) the product of (1) the Preferred Per Share Percentage multiplied by (2) the aggregate amount of any cash required to be released from the Working Capital Adjustment Escrow Fund to the Escrow Participants in accordance with Section 1.7 (as and when such cash is required to be released); plus

(E) the product of (1) the Aggregate Proceeds Contribution Fraction with respect to such share of Company Preferred Stock multiplied by (2) the aggregate amount of any cash required to be released from the Indemnity Escrow Fund to the Escrow Participants in accordance with Section 9.7 (as and when such cash is required to be released); plus

(F) the product of (1) the Preferred Per Share Percentage multiplied by (2) the aggregate amount of any cash required to be released from the Stockholders’ Representative Expense Fund to the Escrow Participants in accordance with Section 10.1(f) (as and when such cash is required to be released); plus

(G) the product of (1) the Preferred Per Share Percentage multiplied by (2) the aggregate amount of any payment required to be made by Parent in accordance with Section 1.7(d) (as and when such payment is required to be made); plus

(H) the product of (1) the Preferred Per Share Percentage multiplied by (2) the aggregate amount of any payment or other distribution required to be made by Parent in accordance with Section 1.8 (as and when such payment or other distribution is required to be made); and plus

(I) the product of (1) the Preferred Per Share Percentage multiplied by (2) the aggregate amount of any payment required to be made from the Company Retention Bonus Escrow Fund to the Stockholders’ Representative for distribution to Escrow Participants in accordance with Section 1.5(f) (as and when such payment or other distribution is required to be made).

(iii) each share of Company Common Stock outstanding immediately prior to the Effective Time (other than those referred to in Section 1.5(a)(i) and Dissenting Shares) shall be converted into the right to receive:

(A) an amount in cash equal to the Common Residual Per Share Amount (as defined in Section 1.5(b)); minus

(B) the product of (1) the Common Per Share Percentage multiplied by (2) the Working Capital Adjustment Escrow Contribution Amount; minus

(C) the product of (1) the Aggregate Proceeds Contribution Fraction with respect to such share of Company Common Stock multiplied by (2) the Indemnity Escrow Contribution Amount; plus

(D) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any cash required to be released from the Working Capital Adjustment Escrow Fund to the Escrow Participants in accordance with Section 1.7 (as and when such cash is required to be released); plus

(E) the product of (1) the Aggregate Proceeds Contribution Fraction with respect to such share of Company Common Stock multiplied by (2) the aggregate amount of any cash required to be released from the Indemnity Escrow Fund to the Escrow Participants in accordance with Section 9.7 (as and when such cash is required to be released); plus

(F) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any cash required to be released from the Stockholders’ Representative Expense Fund to the Escrow Participants in accordance with Section 10.1(f) (as and when such cash is required to be released); plus

(G) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any payment required to be made by Parent in accordance with Section 1.7 (as and when such payment is required to be made); plus

(H) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any payment or other distribution required to be made by Parent in accordance with Section 1.8 (as and when such payment or other distribution is required to be made); and plus

(I) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any payment required to be made from the Company Retention Bonus Escrow Fund to the Stockholders’ Representative for distribution to Escrow Participants in accordance with Section 1.5(f) (as and when such payment or other distribution is required to be made);

(iv) each share of the common stock, par value $0.001, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(v) Notwithstanding anything to the contrary contained in this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Stockholder, the restrictions with respect to, and any right of repurchase of the Company of, any share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and subject to forfeiture or a right of repurchase by the Company, shall lapse and shall no longer be in effect.

(b) For purposes of this Agreement:

(i) The “Aggregate Closing Transaction Value” shall be equal to: (A) $260,000,000; minus (B) the Conexant Termination Payment Amount; minus (C) the Company Retention Bonus Amount; minus (D) the Company Stay Bonus Amount; minus (E) the Stockholders’ Representative Expense Amount; minus (F) the aggregate amount of all Transaction Expenses (including Transaction Expenses paid prior to the Effective Time and Transaction Expenses that are or will become payable at or after the Effective Time with respect to services performed or actions taken at or prior to the Effective Time); minus (G) the amount of any Closing Deficit Amount (as defined in Section 1.7(c)); and plus (H) the amount of any Closing Surplus Amount (as defined in Section 1.7(b)).

(ii) The “Aggregate In-the-Money Company Option Exercise Price” shall be the aggregate dollar amount payable to the Company as purchase price for the exercise in full of all In-the-Money Company Options (whether vested or unvested) that are outstanding and unexercised immediately prior to the Effective Time.

(iii) The “Aggregate Preference Amount” shall be the amount determined by multiplying the Preference Per Share Amount by the aggregate number of shares of Company Preferred Stock outstanding immediately prior to the Effective Time.

(iv) The “Aggregate Proceeds Contribution Fraction” means, with respect to each share of Company Capital Stock held by an Escrow Participant or each share of Company Common Stock subject to an In-the-Money Company Option held by an Escrow Participant, in each case that is outstanding immediately prior to the Effective Time, the fraction having a numerator equal to the applicable amount specified in Section 1.5(a)(ii)(A), Section 1.5(a)(iii)(A) or Section 1.6(a)(i), as the case may be, in respect of such share of Company Capital Stock or such share of Company Common Stock subject to such In-the-Money Company Option, and having a denominator equal to the aggregate total of all amounts specified in Sections 1.5(a)(ii)(A), 1.5(a)(iii)(A) and 1.6(a)(i) in respect of all shares of Company Capital Stock held by the Escrow Participants and all shares of Company Common Stock subject to In-the-Money Company Options held by the Escrow Participants, in each case that are outstanding immediately prior to the Effective Time.

(v) The “Aggregate Residual Consideration Amount” shall be an amount equal to: (A) the Aggregate Closing Transaction Value; minus (B) the Aggregate Preference Amount; and minus (C) the aggregate amount of all accrued and unpaid dividends on the shares of Company Preferred Stock outstanding immediately prior to the Effective Time calculated in accordance with the terms of the Company’s certificate of incorporation in effect on the date of this Agreement.

(vi) The “Common Per Share Percentage” shall be the percentage (calculated to 15 decimal places) corresponding to the fraction having a numerator equal to 0.14 and having a denominator equal to the Fully Diluted Company Share Number.

(vii) The “Common Residual Per Share Amount” shall be the amount determined by multiplying (A) the Common Per Share Percentage by (B) the sum of the Aggregate Residual Consideration Amount plus the Aggregate In-the-Money Company Option Exercise Price.

(viii) The “Company Retention Bonus Amount” shall (A) be the maximum aggregate amount payable to participants in the Company Retention Bonus Plan and the Company Special Retention Bonus Plan at or after the Closing pursuant to, and in accordance with, the terms of the Company Retention Bonus Plan and the Company Special Retention Bonus Plan, as applicable, provided that such maximum aggregate amount shall not exceed $5,000,000 and (B) be specified in the Closing Payment Schedule.

(ix) The “Company Stay Bonus Amount” shall (A) be the maximum aggregate amount payable to Company employees who are parties to Company Stay Bonus Agreements pursuant to, and in accordance with, the terms of such Company Stay Bonus Agreements in connection with the Closing, provided that such maximum aggregate amount shall not exceed $1,750,000 and (B) be specified in the Closing Payment Schedule.

(x) The “Conexant Termination Payment Amount” means $16,300,000.

(xi) The “Fully Diluted Company Share Number” shall be the sum, without duplication, of: (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including any such shares that are subject to a repurchase option and including any such shares subject to issuance pursuant to Company Options exercised prior to the Effective Time or pursuant to shares of Company Preferred Stock converted prior to the Effective Time); plus (B) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to In-the-Money Company Options (whether vested or unvested) that are outstanding and unexercised immediately prior to the Effective Time; plus (C) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to warrants and other rights (other than Company Options) to acquire shares of Company Common Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; and plus (D) the aggregate number of shares of Company Common Stock issuable upon the conversion of any securities of the Company convertible into Company Common Stock (other than shares of Company Preferred Stock) outstanding immediately prior to the Effective Time.

(xii) The “Indemnity Escrow Contribution Amount” means $20,000,000.

(xiii) The “Preference Per Share Amount” shall be, with respect to a share of Company Preferred Stock, the Face Amount (as defined in the Company’s certificate of incorporation in effect on the date of this Agreement) of such share in effect at the Effective Time, subject to adjustment to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected or declared by the Company, or with respect to which a record date occurs, with respect to shares of Company Capital Stock after the execution of this Agreement and prior to the Effective Time.

(xiv) The “Preferred Per Share Percentage” shall be the percentage (calculated to 15 decimal places) corresponding to the fraction having a numerator equal to 0.86 and having a denominator equal to the aggregate number of shares of Company Preferred Stock outstanding immediately prior to the Effective Time.

(xv) The “Preferred Residual Per Share Amount” shall be equal to the amount determined by multiplying (A) the Preferred Per Share Percentage by (B) the sum of the Aggregate Residual Consideration Amount plus the Aggregate In-the-Money Company Option Exercise Price.

(xvi) The “Stockholders’ Representative Expense Amount” means $1,000,000.

(xvii) The “Working Capital Adjustment Escrow Contribution Amount” means (x) $4,000,000 minus (y) the Deferred Closing Surplus Amount (as defined in Section 1.7(i)).

(c) Immediately after the Closing but prior to the Effective Time, Parent shall cause to be delivered to the Escrow Agent by wire transfer of immediately available funds:

(i) as a contribution to the Indemnity Escrow Fund an amount in cash equal to the Indemnity Escrow Contribution Amount; and

(ii) as a contribution to the Working Capital Adjustment Escrow Fund an amount in cash equal to the Working Capital Adjustment Escrow Contribution Amount.

The Indemnity Escrow Fund and Working Capital Adjustment Escrow Fund: (A) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement; and (B) shall be held and released solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

(d) Immediately after the Closing but prior to the Effective Time, Parent shall fund the Stockholders’ Representative Expense Fund by causing the Stockholders’ Representative Expense Amount to be delivered to the Stockholders’ Representative by wire transfer of immediately available funds. The Stockholders’ Representative shall hold the Stockholders’ Representative Expense Fund in trust for the purpose of reimbursing the Stockholders’ Representative for Transaction Expenses and other expenses incurred by it on behalf of the Escrow Participants in accordance with Section 10.1, provided that the Stockholders’ Representative shall not be obligated to hold the Stockholders’ Representative Expense Fund in a separate account. The payment of the Stockholders’ Representative Expense Amount by Parent to the Stockholders’ Representative shall completely discharge Parent’s obligations with respect to such amount, and in no event shall Parent have any responsibility or liability whatsoever for the manner in which the Stockholders’ Representative administers the Stockholders’ Representative Expense Fund, or for causing or ensuring that all or any portion of the Stockholders’ Representative Expense Amount is ultimately paid or distributed to Escrow Participants.

(e) Immediately after the Closing but prior to the Effective Time, Parent shall pay (or cause the Company to pay) the Conexant Termination Payment Amount to Conexant by wire transfer of immediately available funds.

(f) Promptly following the Effective Time, (i) Parent shall pay (or cause the Company to pay) such amounts as are required to be paid pursuant to, and in accordance with the provisions of, the Company Retention Bonus Plan in connection with the Closing, (ii) to the extent that any portion of the Company Retention Bonus Amount payable to participants under the Company Retention Bonus Plan is not paid to participants in the Company Retention Bonus Plan in connection with the Closing, Parent shall fund (or shall cause the Company to fund) such portion of the Company Retention Bonus Amount not paid in connection with the Closing into the Company Retention Bonus Escrow Fund, and (iii) Parent shall fund the portion of the Company Retention Bonus Amount payable to participants under the Company Special Retention Bonus Plan into the Company Retention Bonus Escrow Fund. Following the Closing, Parent and the Stockholder Representative shall execute joint written instructions to the Escrow Agent, instructing the Escrow Agent to cause the payments required to be made to participants under the Company Retention Bonus Plan and the Company Special Retention Bonus Plan other than in connection with the Closing to be released from the Company Retention Bonus Escrow Fund and paid to such participants pursuant to, and in accordance with, the terms of the Company Retention Bonus Plan or the Company Special Retention Bonus Plan, as applicable. In the event that, following the Closing, one or more participants in the Company Retention Bonus Plan or the Company Special Retention Bonus Plan becomes ineligible to receive a payment otherwise allocable to such participant under the Company Retention Bonus Plan or the Company Special Retention Bonus Plan (a “Forfeited Payment”), then promptly following the event that results in such ineligibility, Parent shall notify the Stockholder Representative and Parent and the Stockholder Representative shall execute joint written instructions to the Escrow Agent, instructing the Escrow Agent to disburse the amount of the Forfeited Payment from the Company Retention Bonus Escrow Fund to the Stockholders’ Representative for distribution to each Escrow Participant with respect to each share of Company Capital Stock held by such Escrow Participant or each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time in accordance with Section 1.5(a)(ii)(I), 1.5(a)(iii)(I) or 1.6(a)(ix) as the case may be. The payment of any Forfeited Payment from the Company Retention Bonus Escrow Fund to the Stockholders’ Representative pursuant to the foregoing sentence shall completely discharge Parent’s obligations with respect to such Forfeited Payment, and in no event shall Parent have any responsibility or liability whatsoever for causing or ensuring that all or any portion of such Forfeited Payment is ultimately paid or distributed to Escrow Participants.

(g) Promptly following the Effective Time, Parent shall cause the Company to make the payments required to be made to each Company employee who is party to a Company Stay Bonus Agreement pursuant to, and in accordance with, the terms of the Company Stay Bonus Agreements.

(h) The Company shall deliver to Parent, on the Closing Date, a definitive schedule (the “Closing Payment Schedule”) setting forth: (A) the total of all Transaction Expenses paid and payable (including any Transaction Expenses that will become payable by an Acquired Company after the Effective Time with respect to services performed or actions taken prior to the Effective Time); (B) the portion of the Company Retention Bonus Amount payable to each participant in the Company Retention Bonus Plan in connection with the Closing and the maximum amount payable to each participant in the Company Retention Bonus Plan following the Closing; (C) the maximum amount payable to each participant in the Company Special Retention Bonus Plan following the Closing; (D) the portion of the Company Stay Bonus Amount payable to each Company employee who is a party to a Company Stay Bonus Agreement; (E) the name and, to the extent available to the Company, the address of each Person who is a stockholder of the Company immediately prior to the Effective Time (after giving effect to any exercises of Company Options prior to the Effective Time) (each, a “Stockholder”); (F) the number of shares of Company Capital Stock of each class and series held by each Stockholder immediately prior to the Effective Time; (G) the consideration specified in Section 1.5(a)(ii)(A) or Section 1.5(a)(iii)(A), respectively, with respect to the Capital Stock held by each Stockholder immediately prior to the Effective Time; (H) the amount to be contributed to the Indemnity Escrow Fund with respect to the shares of Company Capital Stock held by each Stockholder pursuant to Section 1.5(c)(i); (I) the amount to be contributed to the Working Capital Adjustment Escrow Fund with respect to the shares of Company Capital Stock held by each Stockholder pursuant to Section 1.5(c)(ii); (J) the name and, to the extent available to the Company, the address of each holder of, the exercise price per share of, and the number of shares of Company Common Stock subject to, each Company Option outstanding immediately prior to the Effective Time (after giving effect to any exercises of Company Options prior to the Effective Time) (each, an “Option Holder”); (K) the consideration specified in Section 1.6(a)(i) with respect to the shares of Company Common Stock subject to Company Options held by each Option Holder immediately prior to the Effective Time; (L) the amount, if any, to be contributed to the Indemnity Escrow Fund with respect to the shares of Company Common Stock subject to the Company Options held by each Option Holder pursuant to Section 1.5(c)(i); (M) the amount, if any, to be contributed to the Working Capital Adjustment Escrow Fund with respect to the shares of Company Common Stock subject to the Company Options held by each Option Holder pursuant to Section 1.5(c)(ii); and (N) the aggregate amount of withholding and other Taxes to be deducted pursuant to applicable Legal Requirements from any consideration payable to each Stockholder or Option Holder in the Merger, each participant in the Company Retention Bonus Plan in connection with the Closing, and each Company employee who is a party to a Company Stay Bonus Agreement in connection with the Closing.

1.6 Treatment of Company Options.

(a) The board of directors of the Company shall take such actions as are necessary or reasonably desirable to provide that each In-the-Money Company Option outstanding and unexercised immediately prior to the Effective Time, whether or not immediately exercisable, shall be cancelled, terminated and extinguished as of the Effective Time and, subject to Section 1.10, upon the cancellation thereof be converted into the right to receive, in respect of each share of Company Common Stock then subject to such In-the-Money Company Option:

(i) an amount in cash equal to the Common Residual Per Share Amount minus the exercise price per share of Company Common Stock subject to such In-the-Money Company Option; minus

(ii) the product of (1) the Common Per Share Percentage multiplied by (2) the Working Capital Adjustment Escrow Contribution Amount; minus

(iii) the product of (1) the Aggregate Proceeds Contribution Fraction with respect to such share of Company Common Stock multiplied by (2) the Indemnity Escrow Contribution Amount; plus

(iv) the product of (A) the Common Per Share Percentage multiplied by (B) the aggregate amount of any cash required to be released from the Working Capital Adjustment Escrow Fund to the Escrow Participants in accordance with Section 1.7 (as and when such cash is required to be released); plus

(v) the product of (A) the Aggregate Proceeds Contribution Fraction with respect to such share of Company Common Stock multiplied by (B) the aggregate amount of any cash required to be released from the Indemnity Escrow Fund to the Escrow Participants in accordance with Section 9.7 (as and when such cash is required to be released); plus

(vi) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any cash required to be released from the Stockholders’ Representative Expense Fund to the Escrow Participants in accordance with Section 10.1(f) (as and when such cash is required to be released); plus

(vii) the product of (A) the Common Per Share Percentage multiplied by (B) the aggregate amount of any payment required to be made by Parent in accordance with Section 1.7 (as and when such payment is required to be made); plus

(viii) the product of (A) the Common Per Share Percentage multiplied by (B) the aggregate amount of any payment or other distribution required to be made by Parent in accordance with Section 1.8 (as and when such payment or other distribution is required to be made); and plus

(ix) the product of (1) the Common Per Share Percentage multiplied by (2) the aggregate amount of any payment required to be made from the Company Retention Bonus Escrow Fund to the Stockholders’ Representative for distribution to Escrow Participants in accordance with Section 1.5(f) (as and when such payment or other distribution is required to be made).

Each holder of an In-the-Money Company Option cancelled as provided in this Section 1.6(a) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in this Section 1.6(a), without interest, and such In-the-Money Company Option shall not be assumed by Parent.

(b) The board of directors of the Company shall take such actions as are necessary or desirable to provide that each Company Option outstanding immediately prior to the Effective Time that is not an In-the-Money Company Option, whether or not immediately exercisable, shall be cancelled, terminated and extinguished as of the Effective Time, and such Company Option shall not be assumed by Parent and no further consideration shall be payable hereunder with respect thereto.

1.7 Working Capital Adjustment.

(a) The Company shall provide Parent with a preliminary written and reasonably detailed calculation of the estimated Closing Working Capital Amount (as defined in Section 1.7(i)) (the “Estimated Closing Amount”), together with an estimated unaudited balance sheet of the Company and its consolidated Subsidiaries as of the Closing Date (the “Estimated Closing Date Balance Sheet”), not more than 10 nor fewer than three business days before the Closing Date, which Estimated Closing Date Balance Sheet (i) shall be prepared in good faith by the Company consistent with the provisions of Section 1.7(f) and (ii) shall be accompanied by a written certification to Parent, executed (if both of such positions are filled as of the Closing Date) by the CFO and the Controller of the Company, or (if one of such positions is vacant as of the Closing Date) by the CFO or the Controller of the Company and another senior executive officer of the Company, certifying that the Estimated Closing Date Balance Sheet was so prepared. Following the delivery of the Estimated Closing Date Balance Sheet to Parent, the Company shall provide Parent, its accountants and their representatives, at the reasonable request of Parent, with reasonable access during normal business hours to the books, records and relevant work papers of the Company as may reasonably be required for the review of the Estimated Closing Date Balance Sheet and shall provide Parent, its accountants and their representatives with access to the records and employees of the Company and its Subsidiaries (and cause the employees of the Company and its Subsidiaries to cooperate with Parent, its accountants and their representatives) to the extent reasonably necessary for Parent to review and evaluate the data and assumptions used to prepare the Estimated Closing Date Balance Sheet and to resolve disputes with respect thereto.

(b) If the Estimated Closing Amount is greater than the Upper Threshold, an amount equal to the lesser of (x) the Gross Closing Surplus Amount (as defined in Section 1.7(i)) or (y) the Surplus Cash Amount (as defined in Section 1.7(i)), shall be the “Closing Surplus Amount” for all purposes under this Agreement, including calculating the Aggregate Closing Transaction Value and determining whether the aggregate consideration payable in connection with the Merger shall be subject to adjustment pursuant to Section 1.7(d).

(c) If the Estimated Closing Amount is less than the Lower Threshold, an amount equal to the lesser of (x) $4,500,000, or (y) an amount equal to the excess of (1) the Target Amount over (2) the Estimated Closing Amount, shall be the “Closing Deficit Amount” for all purposes under this Agreement, including calculating the Aggregate Closing Transaction Value and determining whether the aggregate consideration payable in connection with the Merger shall be subject to adjustment pursuant to Section 1.7(d).

(d) Following the Closing, in addition to any adjustment to the aggregate consideration payable in connection with the Merger pursuant to Section 1.8, the aggregate consideration payable in connection with the Merger shall be subject to adjustment as set forth below in this Section 1.7(d):

(i) If the Final Closing Working Capital Amount (as defined in Section 1.7(i)) is greater than the Upper Threshold (as defined in Section 1.7(i)), and there was neither a Closing Deficit Amount nor a Closing Surplus Amount, or there was a Closing Surplus Amount equal to zero, then Parent shall become obligated to pay to the Stockholders’ Representative an amount equal to the sum of (x) the lesser of (A) $4,500,000 plus $50,000 per day for each day after March 31, 2007 through and including, the Closing Date, or (B) an amount equal to the excess of (1) the Final Closing Working Capital Amount over (2) the Target Amount (the lesser of such amounts in this clause (x), the “Post-Closing Positive Variance Amount”) plus (y) the Deferred Closing Surplus Amount plus (z) interest on the Deferred Closing Surplus Amount at a rate of six percent per annum from the Closing Date to the date on which the Post-Closing Positive Variance Amount and the Deferred Closing Surplus Amount are paid to the Stockholders’ Representative, for distribution to each Escrow Participant in the respective amounts provided in Sections 1.5(a)(ii)(G), 1.5(a)(iii)(G) and 1.6(a)(vii) (as the case may be).

(ii) If the Final Closing Working Capital Amount is greater than the Upper Threshold, and there was a Closing Deficit Amount, then Parent shall become obligated to pay an amount equal to the sum of (x) the Post-Closing Positive Variance Amount plus (y) the Closing Deficit Amount to the Stockholders’ Representative for distribution to each Escrow Participant in the respective amounts provided in Sections 1.5(a)(ii)(G), 1.5(a)(iii)(G) and 1.6(a)(vii) (as the case may be).

(iii) If the Final Closing Working Capital Amount is greater than the Upper Threshold, and there was a Closing Surplus Amount greater than zero, the following shall occur:

(A) if the Post-Closing Positive Variance Amount exceeds the Closing Surplus Amount, then Parent shall become obligated to pay to the Stockholders’ Representative an amount equal to the sum of (x) the amount of such excess plus (y) interest on the Deferred Closing Surplus Amount (if any) at a rate of six percent per annum from the Closing Date to the date on which such difference is paid to the Stockholders’ Representative, for distribution to each Escrow Participant in the respective amounts provided in Sections 1.5(a)(ii)(G), 1.5(a)(iii)(G) and 1.6(a)(vii) (as the case may be);

(B) if the Closing Surplus Amount exceeds the Post-Closing Positive Variance Amount, then Parent shall become entitled to recover an amount equal to the amount of such excess (x) first from the Working Capital Adjustment Escrow Fund (to the extent of the funds therein), and (y) second from the Indemnity Escrow Fund (to the extent of the remaining funds therein); and

(C) if the Closing Surplus Amount is equal to the Post-Closing Positive Variance Amount, then there shall be no adjustment in either direction to the aggregate consideration payable in connection with the Merger pursuant to this Section 1.7.

(iv) If the Final Closing Working Capital Amount is equal to or greater than the Lower Threshold and is less than or equal to the Upper Threshold, then the following shall occur:

(A) if there was a Closing Deficit Amount, then Parent shall become obligated to pay an amount equal to the Closing Deficit Amount to the Stockholders’ Representative for distribution to each Escrow Participant in the respective amounts provided in Sections 1.5(a)(ii)(G), 1.5(a)(iii)(G) and 1.6(a)(vii) (as the case may be);

(B) if there was a Closing Surplus Amount greater than zero, then Parent shall become entitled to recover an amount equal to the Closing Surplus Amount (x) first from the Working Capital Adjustment Escrow Fund (to the extent of the funds therein), and (y) second from the Indemnity Escrow Fund (to the extent of the remaining funds therein; and

(C) if there was neither a Closing Deficit Amount nor a Closing Surplus Amount, or there was a Closing Surplus Amount equal to zero, then there shall be no adjustment in either direction to the aggregate consideration payable in connection with the Merger pursuant to this Section 1.7(d).

(v) If the Final Closing Working Capital Amount is less than the Lower Threshold, and there was neither a Closing Deficit Amount nor a Closing Surplus Amount or there was a Closing Surplus Amount equal to zero, then Parent shall become entitled to recover an amount equal to the lesser of (x) $4,500,000, or (y) an amount equal to the excess of (1) the Target Amount over (2) the Final Closing Working Capital Amount (the lesser of such amounts, the “Post-Closing Negative Variance Amount”) (x) first from the Working Capital Adjustment Escrow Fund (to the extent of the funds therein), and (y) second from the Indemnity Escrow Fund (to the extent of the remaining funds therein).

(vi) If the Final Closing Working Capital Amount is less than the Lower Threshold, and there was a Closing Surplus Amount greater than zero, then Parent shall become entitled to recover an amount equal to the sum of (x) the Post-Closing Negative Variance Amount plus (y) the Closing Surplus Amount (x) first from the Working Capital Adjustment Escrow Fund (to the extent of the funds therein), and (y) second from the Indemnity Escrow Fund (to the extent of the remaining funds therein).

(vii) If the Final Closing Working Capital Amount is less than the Lower Threshold, and there was a Closing Deficit Amount, the following shall occur:

(A) if the Closing Deficit Amount exceeds the Post-Closing Negative Variance Amount, then Parent shall become obligated to pay an amount equal to the amount of such excess to the Stockholders’ Representative for distribution to each Escrow Participant in the respective amounts provided in Sections 1.5(a)(ii)(G), 1.5(a)(iii)(G) and 1.6(a)(vii) (as the case may be);

(B) if the Post-Closing Negative Variance Amount exceeds the Closing Deficit Amount, then Parent shall become entitled to recover an amount equal to the amount of such excess (x) first from the Working Capital Adjustment Escrow Fund (to the extent of the funds therein), and (y) second from the Indemnity Escrow Fund (to the extent of the remaining funds therein); and

(C) if the Closing Deficit Amount is equal to the Post-Closing Negative Variance Amount, then there shall be no adjustment in either direction to the aggregate consideration payable in connection with the Merger pursuant to this Section 1.7(d).

If Parent is obligated to pay any amount to the Stockholders’ Representative pursuant to any provision of this Section 1.7(d) (such amount, the “Post-Closing Surplus Amount”), Parent shall, within five business days after the Final Closing Date Balance Sheet (as defined in Section 1.7(h)) has been established in accordance with the procedures set forth in Section 1.7(h), (1) pay the Post-Closing Surplus Amount to the Stockholders’ Representative in immediately available funds, and such payment, when made, shall be deemed to have been paid in full satisfaction of the rights of such Escrow Participants under Sections 1.5(a)(ii)(G), 1.5(a)(iii)(G) and 1.6(a)(vii), and (2) execute written instructions to the Escrow Agent, instructing the Escrow Agent to disburse all of the funds in the Working Capital Adjustment Escrow Fund to the Escrow Participants, with each Escrow Participant to receive the respective amounts set forth in Sections 1.5(a)(ii)(D), 1.5(a)(iii)(D) and 1.6(a)(iv), with respect to each share of Company Capital Stock and each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time. If Parent is entitled to receive any amount from the Working Capital Adjustment Escrow Fund or Indemnity Escrow Fund pursuant to any provision of this Section 1.7(d) (such amount, the “Post-Closing Deficit Amount”), Parent and the Stockholders’ Representative shall, within five business days after the Final Closing Date Balance Sheet has been established in accordance with the procedures set forth in Section 1.7(h), execute joint written instructions to the Escrow Agent, instructing the Escrow Agent to disburse the Post-Closing Deficit Amount from the Working Capital Adjustment Escrow Fund and the Indemnity Escrow Fund (in the priority described above) to Parent, and immediately thereafter to disburse any amount remaining in the Working Capital Adjustment Escrow Fund to the Escrow Participants, with each Escrow Participant to receive the respective amounts set forth in Sections 1.5(a)(ii)(D), 1.5(a)(iii)(D) and 1.6(a)(iv), with respect to each share of Company Capital Stock and each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time.

(e) As soon as practicable (and in any event within 90 days) after the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative an unaudited balance sheet of the Company and its consolidated Subsidiaries as of the Closing Date (the “Closing Date Balance Sheet”) in good faith and in accordance with the provisions of Section 1.7(f). The Closing Date Balance Sheet shall be accompanied by a reasonably detailed calculation of the Closing Working Capital Amount, a written statement setting forth deviations between the Closing Date Balance Sheet and the Estimated Closing Balance Sheet and a written statement of any Post-Closing Surplus Amount or Post-Closing Deficit Amount as determined by Parent resulting from the information set forth in the Closing Date Balance Sheet (the “Parent Proposed Adjustment”). Promptly following the delivery of the Closing Date Balance Sheet to the Stockholders’ Representative, Parent shall provide the Stockholders’ Representative, its accountants and their representatives, at the reasonable request of the Stockholders’ Representative, with reasonable access during normal business hours to the books, records and relevant work papers of the Surviving Corporation as may reasonably be required for the review of the Closing Date Balance Sheet and shall provide the Stockholders’ Representative, its accountants and their representatives with access to the records and employees of the Surviving Corporation and its Subsidiaries (and cause the employees of the Surviving Corporation and its Subsidiaries to cooperate with the Stockholders’ Representative, its accountants and their representatives) to the extent reasonably necessary for the Stockholders’ Representative to review and evaluate the data and assumptions used to prepare the Closing Date Balance Sheet and to resolve disputes with respect thereto. All fees, costs and expenses of the Stockholders’ Representative relating to the review of the Closing Date Balance Sheet shall be borne by the Escrow Participants and may be paid by the Stockholders’ Representative out of the Stockholders’ Representative Expense Fund to the extent of the funds remaining therein, with the remainder borne by the Escrow Participants and if paid by the Stockholders’ Representative, reimbursable to the Stockholders’ Representative in accordance with Section 10.1. The Stockholders’ Representative shall make available to Parent and its accountants, at the request of Parent, any relevant work papers of the Stockholders’ Representative and its accountants generated in connection with the review of the Closing Date Balance Sheet.

(f) The Closing Date Balance Sheet shall be prepared in accordance with GAAP applied on a basis consistent with the basis on which the Unaudited Interim Balance Sheet (as defined in Section 2.4(a)) was prepared, including the policies, procedures and practices used in preparing the Unaudited Interim Balance Sheet (to the extent in accordance with GAAP), except that:

(i) Apportionment of Taxes. In order to apportion appropriately any Taxes relating to any taxable year or period that includes an Interim Period (as defined in Section 1.7(i)), the portion of any such Tax that is allocable to the Interim Period shall be:

(A) in the case of Taxes not described in subparagraph “(B)”, below, deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date (except that, solely for purposes of determining the marginal tax rate applicable to income or receipts during such period in a jurisdiction in which such tax rate depends upon the level of income or receipts, annualized income or receipts may be taken into account, if appropriate, for an equitable sharing of such Taxes); and

(B) in the case of any property and ad valorem taxes deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the Interim Period and the denominator of which is the number of calendar days in the entire relevant Tax period.

(ii) Changes in GAAP. For all purposes under this Section 1.7, “GAAP” shall mean GAAP as in effect on the date of the Unaudited Interim Balance Sheet. Notwithstanding (A) any changes in GAAP after the date thereof, (B) any change by the Company in its application of GAAP between March 31, 2006 and the date of this Agreement, or (C) any change by the Company in its application of GAAP during the Pre-Closing Period (to the extent permitted by this Agreement), the Closing Date Balance Sheet shall be prepared on a basis consistent with the Unaudited Interim Balance Sheet. Without limiting the generality of the foregoing, to the extent the Company’s reserve for uncollectible accounts or unsaleable inventory are calculated based on a percentage of the aggregate accounts or inventory of a specified age or type, the same percentage (or in the case of inventory, the same methodology for determining the percentage) and type as was used for the purposes of calculating the amount of such reserves on the Unaudited Interim Balance Sheet shall be used to calculate the amount of such reserves on the Closing Date Balance Sheet, notwithstanding any change in the manner in which such reserves were calculated after the date of the Unaudited Interim Balance Sheet.

(iii) Gross Property, Plant and Equipment. Gross Property, Plant and Equipment shall not be decreased or increased from the amount of Gross Property, Plant and Equipment on the Unaudited Interim Balance Sheet as a result of any physical audit performed by Parent or the Acquired Companies after the Closing or otherwise, except as a result of any capital expenditures made by the Company after March 31, 2006 (including any such decrease as a result of a determination that property, plant or equipment reflected in the Company’s books and records or financial statements and not currently used in the business as currently conducted is no longer used by or in the possession of, the Company). In addition, Gross Property, Plant and Equipment shall not be reduced as a result of the disposal of obsolete equipment on or after April 1, 2006 in the ordinary course of business.

(g) If the Stockholders’ Representative has any objections to the Closing Date Balance Sheet or the Parent Proposed Adjustment, it shall deliver a statement describing its objections to Parent (the “Objection Notice”) within 45 days after the Stockholders’ Representative’s receipt of the Closing Date Balance Sheet and the Parent Proposed Adjustment. The Stockholders’ Representative shall include in the Objection Notice a reasonably detailed calculation of the Post-Closing Surplus Amount or Post-Closing Deficit Amount as determined by the Stockholders’ Representative (the “Stockholders’ Representative Proposed Adjustment”), accompanied by a reasonably detailed description of the bases for any variances between the Parent Proposed Adjustment and the Stockholders’ Representative Proposed Adjustment (the “Description of Variances”). If the Stockholders’ Representative fails to deliver an Objection Notice and a Description of Variances within 45 days after the Stockholders’ Representative’s receipt of the Closing Date Balance Sheet and the Parent Proposed Adjustment, then the Stockholders’ Representative shall be deemed for all purposes to have accepted and agreed to both the Closing Date Balance Sheet and the Parent Proposed Adjustment. If the Stockholders’ Representative delivers the Objection Notice and the Description of Variances to Parent within such 45-day period, and Parent disagrees with the Stockholders’ Representative’s objection, then Parent and the Stockholders’ Representative will, during the 30-day period following the date of the Objection Notice (the “Resolution Period”), use reasonable efforts to resolve any such objection themselves.

(h) If at the conclusion of the Resolution Period, the parties have not reached an agreement on the Stockholders’ Representative’s objections set forth in any valid Objection Notice, then all amounts and issues remaining in dispute may, at the election of either party, be submitted by the Stockholders’ Representative or Parent to Deloitte & Touche or another mutually agreeable nationally recognized firm of independent auditors that has not performed work for (other than as a neutral auditor), and is otherwise independent of, each of Parent, the Company, the Stockholders’ Representative and any Escrow Participant who owns greater than a 10% interest in the Working Capital Adjustment Escrow Fund (the “Neutral Auditor”). All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be allocated to Parent, on the one hand, and the Escrow Participants, on the other hand, with amounts owed by the Escrow Participants to be withdrawn first from the Working Capital Adjustment Escrow Fund and, to the extent the Working Capital Adjustment Escrow Fund is insufficient to cover such expenses, then from the Indemnity Escrow Fund, in the same proportion that the amount of disputed items so submitted to the Neutral Auditor that is unsuccessfully disputed by each such party (as finally determined by the Neutral Auditor) bears to the total amount of such remaining disputed items so submitted. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Neutral Auditor shall be borne by the party incurring such cost and expense. The Neutral Auditor shall act as an arbitrator to determine only those issues still in dispute at the time of the election by either party to submit the objections to the Neutral Auditor, which shall be limited to whether the Closing Date Balance Sheet was prepared in accordance with the standards set forth in Section 1.7(f) and whether and to what extent (if any) there should be an adjustment to the aggregate consideration payable in connection with the Merger in accordance with Section 1.7(d). The Neutral Auditor’s determination shall be made within 45 days after its engagement (which engagement shall be made no later than five business days after the time of the election by either Parent or the Stockholders’ Representative to submit the objections to the Neutral Auditor), or as soon thereafter as possible, shall be set forth in a written statement delivered to Parent and the Stockholders’ Representative and shall be final, binding, conclusive and non-appealable for all purposes under this Agreement. The term “Final Closing Date Balance Sheet” shall mean (A) if the Stockholders’ Representative fails to deliver an Objection Notice and a Description of Variances within the 45-day period set forth in Section 1.7(g), the Closing Date Balance Sheet as prepared by Parent, and (B) if the Stockholders’ Representative delivers an Objection Notice within the 45-day period set forth in Section 1.7(g), the definitive Closing Date Balance Sheet agreed to by the Stockholders’ Representative and Parent in accordance with Section 1.7(g) or the definitive Closing Date Balance Sheet resulting from the determination made by the Neutral Auditor in accordance with this Section 1.7(h)) (which shall reflect those items theretofore agreed to by the Stockholders’ Representative and Parent during the Resolution Period or otherwise in accordance with Section 1.7(g)).

(i) For purposes of this Agreement:

(i) “Adjusted Cash Amount” shall mean the cash (excluding Long Term Restricted Cash) and short-term investments of the Company and its consolidated Subsidiaries as of the Closing Date, adjusted by adding thereto:

(A) the Company Retention Bonus Amount, to the extent that the payment thereof or the obligation to make such payment had the effect of reducing Current Assets;

(B) the Company Stay Bonus Amount, to the extent that the payment thereof or the obligation to make such payment had the effect of reducing Current Assets;

(C) the Conexant Termination Payment Amount, to the extent that the payment thereof or the obligation to make such payment had the effect of reducing Current Assets; and

(D) the aggregate amount of Transaction Expenses actually paid by the Company and its consolidated Subsidiaries on or prior to the Closing Date, to the extent that the payment thereof or the obligation to make such payment had the effect of reducing Current Assets.

(ii) “Closing Working Capital Amount” means: (A) the Current Assets; plus (B) to the extent not otherwise included in Current Assets, Gross Property, Plant and Equipment; less (C) Current Liabilities. In the event of any conflict between what would have been included in the foregoing components of the Closing Working Capital Amount or the Closing Date Balance Sheet under GAAP and the definitions set forth in this Section 1.7(i), the definitions set forth in this Section 1.7(i) shall control.

(iii) “Current Assets” means the current assets of the Company and its consolidated Subsidiaries (including cash (including Long Term Restricted Cash) and short-term investments) as of the Closing Date; provided, however, that notwithstanding anything herein to the contrary:

(A) cash received by the Company and its consolidated Subsidiaries since March 31, 2006 in exchange for the issuance by any of the Acquired Companies of credits for the future purchase of semiconductor wafers shall be deducted from Current Assets, except for any such cash received in exchange for any such credits that are used prior to the Closing Date;

(B) cash or other proceeds received by the Company and its consolidated Subsidiaries from the disposal of equipment in accordance with Section 1.7(f)(iii) shall be deducted from Current Assets;

(C) cash funded by Parent to the Company in connection with the Closing in respect of the Conexant Termination Payment Amount, the Company Retention Bonus Amount, the Company Stay Bonus Amount, the Stockholders’ Representative Expense Amount or any other matter shall be excluded from Current Assets;

(D) the aggregate amount of Transaction Expenses actually paid by the Company and its consolidated Subsidiaries on or prior to the Closing Date shall, to the extent such payment had the effect of reducing Current Assets, be added back to Current Assets; and

(E) Current Assets shall exclude any asset or receivable established in respect of California sales or use taxes receivable by the Company following the Closing Date in respect of transactions occurring after March 31, 2005 and on or prior to the Closing Date.

(iv) “Current Liabilities” means the current liabilities of the Company and its consolidated Subsidiaries as of the Closing Date; provided, however, that notwithstanding anything herein to the contrary:

(A) Current Liabilities shall include the following amounts: (1) all unpaid indebtedness of the Company and its consolidated Subsidiaries as of the Closing Date for borrowed money regardless of when due (other than indebtedness incurred by the Company or its consolidated Subsidiaries on the Closing Date in connection with the Merger or the other Contemplated Transactions); (2) to the extent the Transaction Expenses exceed the Transaction Expenses taken into account in calculating the Aggregate Closing Transaction Value, the amount of such excess Transaction Expenses; and (3) all unpaid employer Taxes attributable to payment of employee performance bonuses included in the Closing Quarter Bonus Accrual (as defined below) or other payments due as of the Closing;

(B) Current Liabilities shall exclude: (1) all undrawn letters of credit, (2) all credits issued for cash and outstanding as of the Closing for the future purchase of semiconductor wafers granted by the Company; and (3) any liability with respect to the Stock Appreciation Rights outstanding as of the date hereof;

(C) the “common stock subject to repurchase” current liability accrual shall be deducted from Current Liabilities;

(D) the Licensing Fee accruals pursuant to the Standard Cell Library Development & License Agreement between Synopsys, Inc. and Newport Fab LLC dated May 31, 2006 and the DROM Library Development & License Agreement between Synopsys, Inc. and Newport Fab LLC dated May 31, 2006 shall be deducted from Current Liabilities;

(E) no liability in respect of Transaction Expenses, the Company Retention Bonus Amount, the Company Stay Bonus Amount and the Conexant Termination Payment Amount, in each case to the extent taken into account in calculating the Aggregate Closing Transaction Value shall be taken into account in calculating Current Liabilities;

(F) the amount of any accrual with respect to the IBM License Agreement (as defined in Section 4.2(a)(vi)) shall be an amount equal to $1,500,000 multiplied by a fraction the numerator of which is the number of days from and after January 1, 2007 and through and including the Closing Date and the denominator of which is 365;

(G) Current Liabilities shall include an accrual (the “Closing Quarter Bonus Accrual”) calculated by multiplying the aggregate amount of employee performance bonuses that are ultimately payable pursuant to the Company’s performance bonus plan (as in effect as of the date hereof) for the calendar quarter in which the Closing Date occurs multiplied by a fraction, the numerator of which is the total earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the Company and its consolidated Subsidiaries for the portion of such calendar quarter prior to the Closing (but excluding the amount of any such bonuses) and the denominator of which is the total EBITDA of the Company and its consolidated Subsidiaries for such calendar quarter (but excluding the amount of any such bonuses). Notwithstanding anything to the contrary in this Agreement (including Section 1.7(a)), the Estimated Closing Date Balance Sheet shall reflect the Company’s good faith estimate of the Closing Quarter Bonus Accrual, calculated in accordance with the provisions of this clause (G); and

(H) Current Liabilities shall exclude any liability, accrual or reserve established for the payment of California sales or use taxes that are payable by the Company following the Closing Date in respect of transactions occurring after March 31, 2005 and on or prior to the Closing Date.

(v) “Deferred Closing Surplus Amount” shall mean an amount equal to the excess, if any, of (x) the Gross Closing Surplus Amount over (y) the Surplus Cash Amount. If the Gross Closing Surplus Amount is not greater than the Surplus Cash Amount, the Deferred Closing Surplus Amount shall be zero. In addition, notwithstanding the foregoing, if the Estimated Closing Amount is not greater than the Upper Threshold, the Deferred Closing Surplus Amount shall also be zero.

(vi) “Final Closing Working Capital Amount” shall mean the Closing Working Capital Amount calculated on the basis of the Final Closing Date Balance Sheet.

(vii) “Gross Closing Surplus Amount” shall mean an amount equal to the lesser of (x) $4,500,000 plus $50,000 per day for each day after March 31, 2007 through and including, the Closing Date or (y) an amount equal to the excess, if any, of (1) the Estimated Closing Amount over (2) the Target Amount. If the Estimated Closing Amount is not greater than the Target Amount, the Gross Closing Surplus Amount shall be zero.

(viii) “Gross Property, Plant and Equipment” means the gross property, plant and equipment of the Company and its consolidated Subsidiaries as of the Closing Date.

(ix) “Interim Period” means, in the case of a taxable year that begins before the Closing Date and ends after the Closing Date, the period from the beginning of such taxable year up to and including the Closing Date.

(x) “Long Term Restricted Cash” means the long term restricted cash of the Company and its consolidated Subsidiaries as of the Closing Date.

(xi) “Lower Threshold” means $193,000,000.

(xii) “Surplus Cash Amount” means an amount equal to the excess, if any, of (1) the Adjusted Cash Amount over (2) $20,000,000. If the Adjusted Cash Amount does not exceed $20,000,000, the Surplus Cash Amount shall be zero.

1.8	(xiii)“Target Amount” means $195,500,000. (xiv)“Upper Threshold” means $198,000,000. Additional Purchase Price Adjustment.

(a) The parties agree that following the Closing, in addition to any adjustment to the aggregate consideration payable in connection with the Merger pursuant to Section 1.7, the aggregate consideration payable in connection with the Merger shall be subject to increase as follows: if: (A) one or more HHNEC Recognition Events (as defined in Section 1.8(c)(vi)) occurs with respect to Parent, the Surviving Corporation or any Affiliate of Parent or the Surviving Corporation (collectively, the “HHNEC Entities”); and (B) the aggregate amount of the HHNEC Proceeds (as defined in Section 1.8(c)(v)) recognized by the HHNEC Entities from all such HHNEC Recognition Events exceeds $10,000,000, Parent shall become obligated to pay (at the time or times set forth in Section 1.8(b)) cash in an amount equal to 50% of the excess of (1) the HHNEC Proceeds over (2) $10,000,000 (any such payment that Parent becomes so obligated to make, an “HHNEC Payment”) to the Stockholders’ Representative for distribution to the Escrow Participants as provided in Sections 1.5(a)(ii)(J), 1.5(a)(iii)(J) and 1.6(a)(x) (as the case may be). Notwithstanding the foregoing: (x) in the case of an HHNEC Recognition Event described in Section 1.8(c)(vi)(A) or Section 1.8(c)(vi)(B) or, to the extent Parent receives Freely-Tradable Securities (as defined in Section 1.8(c)(iii)) as a result thereof, Section 1.8(c)(vi)(C) or Section 1.8(c)(vi)(D) below, Parent may (at its sole option) make any HHNEC Payment required to be made hereunder as a result of such event by distributing Freely-Tradable Securities to the Stockholder Representative for distribution to the Escrow Participants, such Freely-Tradable Securities to be valued for such purpose based on their Fair Market Value (as defined in Section 1.8(c)(ii) determined (in accordance with Section 1.8(c)(ii)(B)) on the date that such Freely-Tradable Securities are delivered to the Stockholders’ Representative for distribution to the Escrow Participants; (y) in the case of an HHNEC Recognition Event described in Section 1.8(c)(vi)(A) below, Parent may (at its sole option) make any HHNEC Payment required to be made hereunder as a result of such event by distributing the consideration received by the HHNEC Entity with a Fair Market Value equal to the HHNEC Payments to be made in kind to the Stockholder Representative for distribution to the Escrow Participants or, at the Stockholder Representative’s election, sale thereof and distribution of the proceeds therefrom to the Escrow Participants; and (z) in the case of an event described in Section 1.8(c)(vi)(A) below, if the consideration described therein does not become Freely-Tradable Securities within one year after the date of such event, Parent shall within 10 business days after the expiration of such one-year period make any HHNEC Payment required to be made hereunder as a result of such event by distributing the consideration received by the HHNEC Entity with a Fair Market Value equal to the HHNEC Payment to be made in kind to the Stockholder Representative for distribution to the Escrow Participants or, at the Stockholder Representative’s election, sale thereof and distribution of the proceeds therefrom to the Escrow Participants. Notwithstanding any of the foregoing, if the aggregate amount of HHNEC Proceeds is less than or equal to $10,000,000, Parent shall have no payment obligation pursuant to this Section 1.8. Any payment of HHNEC Payments to the Stockholders’ Representative for distribution to the Escrow Participants pursuant to this Section 1.8 will be deemed to have been paid in full satisfaction of the rights of such Escrow Participants to receive such HHNEC Payments under Sections 1.5(a)(ii)(H), 1.5(a)(iii)(H) and 1.6(a)(viii), respectively.

(b) Parent shall become obligated to make any required HHNEC Payment arising from an HHNEC Recognition Event to the Escrow Participants as follows:

(i) if such HHNEC Recognition Event is the receipt of a cash distribution (other than a liquidating distribution) by an HHNEC Entity from HHNEC, Parent shall make any required HHNEC Payment arising from such HHNEC Recognition Event on the earlier of (A) the next anniversary of the Closing Date that occurs more than one month following such HHNEC Recognition Event, or (B) 10 business days following the date on which the unpaid amount of HHNEC Payments that Parent is obligated to pay with respect to all HHNEC Recognition Events described in this clause “(i)” equals or exceeds $500,000; and

(ii) except as provided in clause “(i)” above, Parent shall make any required HHNEC Payment arising from such HHNEC Recognition Event within 10 business days following the date of such HHNEC Recognition Event.

(c) For purposes of this Agreement:

(i) “Closing Price” means in the case of securities that are of a class that are traded on a national securities exchange or quoted on a recognized over-the-counter market on any date, the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as is reported in composite transactions for such national securities exchange or reported for such over-the-counter market.

(ii) “Fair Market Value” means:

(A) with respect to notes or debt, the amount of such notes or debt at face value;

(B) with respect to securities that are of a class that are traded on a national securities exchange or quoted on a recognized over-the-counter market, or any security that is convertible by its terms into such securities, the Fair Market Value shall be determined based on the average Closing Price of such securities for the 20 consecutive Trading Days ending on the Trading Day immediately preceding the date of such determination, subject to adjustment to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected or declared, or with respect to which a record date occurs, during such period; and

(C) with respect to all other securities, property or assets, an amount that a willing buyer would pay a willing seller for such securities (without regard to any restrictions on transfer imposed thereon and without application of any premium or discount as a result of control or lack thereof), property or assets, as reasonably agreed upon by Parent and the Stockholders’ Representative or, if no agreement can be reached, as determined by an independent appraiser.

(iii) “Freely-Tradable Securities” means equity interests of HHNEC that are listed for trading or quotation on any national stock market or quotation system or any international stock market or quotation system and for which a reasonably liquid market for trading exists and, upon acquisition by the Stockholders’ Representative, will not be, subject to (1) any contractual restrictions on transfer or (2) restrictions on transfer imposed by applicable Legal Requirements or stock exchange rule.

(iv) “HHNEC” means Shanghai Hua Hong NEC Electronics Co., Ltd.

(v) “HHNEC Proceeds” means:

(A) in the case of an HHNEC Recognition Event described in Section 1.8(c)(vi)(A) below, the product of the number of Freely-Tradable Securities described therein and the initial public offering price of common stock of HHNEC in the initial public offering described therein;

(B) in the case of an HHNEC Recognition Event described in Section 1.8(c)(vi)(B) below, the Fair Market Value of the Freely-Tradable Securities described therein on the date that such shares become Freely-Tradable Securities;

(C) in the case of an HHNEC Recognition Event described in Section 1.8(c)(vi)(C) or Section 1.8(c)(vi)(D) below, the Fair Market Value of proceeds described therein; and

(D) in the case of an HHNEC Recognition Event described in Section 1.8(c)(vi)(C) below, (x) if the HHNEC Recognition Event is the event described in Section 1.8(c)(vi)(C)(1), the Fair Market Value of the Freely-Tradable Securities described therein and (y) if the HHNEC Recognition Event is the event described in Section 1.8(c)(vi)(C)(2), the Fair Market Value of the consideration described therein.

(vi) “HHNEC Recognition Event” means any of the following:

(A) in the case of an initial public offering by HHNEC that closes during the three-year period following the Closing Date and in which some or all of the shares of common stock of HHNEC held by HHNEC Entities are Freely-Tradable Securities immediately following such closing, the closing of such initial public offering, but only with respect to such Freely-Tradable Securities (provided that solely for purposes of determining whether an HHNEC Recognition Event has occurred pursuant to this subsection (A), to the extent that shares of common stock of HHNEC held by an HHNEC Entity that are not otherwise Freely-Tradable Securities would have been Freely-Tradable Securities following the closing of an initial public offering by HHNEC that closes during the three-year period following the Closing Date, but for the fact that such HHNEC Entity has agreed to restrictions on transfer that are broader in scope than restrictions on transfer agreed to by a majority in interest of the other major equity holders of HHNEC, such shares shall be deemed to be Freely-Tradable Securities);

(B) in the case of an initial public offering by HHNEC that closes during the three-year period following the Closing Date and in which some or all of the shares of common stock of HHNEC held by HHNEC Entities are not Freely-Tradable Securities immediately following such closing, the date following such closing when any of such shares first become Freely-Tradable Securities (even if such date is after the expiration of the three-year period following the Closing Date), but only with respect to the shares that become Freely-Tradable Securities on such date (provided that solely for purposes of determining whether an HHNEC Recognition Event has occurred pursuant to this subsection (B), to the extent that shares of common stock of HHNEC held by an HHNEC Entity that are not otherwise Freely-Tradable Securities would have been Freely-Tradable Securities following the closing of an initial public offering by HHNEC that closes during the three-year period following the Closing Date, but for the fact that such HHNEC Entity has agreed to restrictions on transfer that are broader in scope than restrictions on transfer agreed to by a majority in interest of the other major equity holders of HHNEC, such shares shall be deemed to be Freely-Tradable Securities);

(C) the receipt of proceeds in the form of cash or Freely-Tradable Securities by an HHNEC Entity from a sale or other disposition by such HHNEC Entity of equity securities of HHNEC, whether by way of direct sale of such securities, a merger involving HHNEC or otherwise that closes during the three-year period following the Closing Date;

(D) the receipt of cash or Freely-Tradable Securities by an HHNEC Entity that holds equity securities of HHNEC as a dividend or distribution to such HHNEC Entity from HHNEC in respect of such HHNEC Entity’s ownership interest in HHNEC, but only where the record date for such dividend or distribution occurred during the three-year period following the Closing Date; and

(E) in the case of either (x) the sale or other disposition by an HHNEC Entity of equity securities of HHNEC for consideration other than cash or Freely-Tradable Securities, whether by way of direct sale of such securities, a merger involving HHNEC or otherwise, or (y) the receipt of consideration other than cash or Freely-Tradable Securities as a dividend or distribution to such HHNEC Entity from HHNEC in respect of such HHNEC Entity’s ownership interest in HHNEC, but only where the record date for such dividend or distribution occurred during the three-year period following the Closing Date, the earlier of (1) the date (if any) on which such consideration becomes Freely-Tradable Securities, or (2) the date one year from the date of such event.

(vii) “Market Disruption Event” means the occurrence or existence for more than one two-hour period in the aggregate on any scheduled Trading Day of any suspension or limitation imposed on trading of a security or in any options, contracts or future contracts relating to the such security, and such suspension or limitation occurs or exists at any time before three hours prior to the scheduled closing time for regular trading on such day.

(viii) “Trading Day” means any day on which (i) there is no Market Disruption Event and (ii) national securities exchange or over-the-counter market on which the a security is listed, admitted for trading or quoted, is open for trading. A “Trading Day” only includes those days that have a scheduled closing time of the then standard closing time for regular trading on the relevant trading system.

1.9 Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such outstanding shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Payment Agent (as defined in Section 1.10), the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.10.

1.10 Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). Immediately after the Closing but prior to the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable to Escrow Participants and former holders of In-the-Money Company Options pursuant to Sections 1.5(a)(ii)(A), 1.5(a)(iii)(A) and 1.6(a)(i), respectively (less the sum of the Working Capital Adjustment Escrow Contribution Amount and the Indemnity Escrow Contribution Amount). The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid promptly to, Parent.

(b) Upon deposit by Parent (i) with the Payment Agent of the amounts to be deposited into the Payment Fund pursuant to Section 1.10(a), (ii) with the Escrow Agent of the Indemnity Escrow Contribution Amount, (iii) with the Escrow Agent of the Working Capital Adjustment Escrow Contribution Amount and (iv) with the Stockholders’ Representative of the Stockholders’ Representative Expense Amount, Parent shall be deemed to have satisfied its obligations to make payments in respect of the Merger, other than (A) the obligation of Parent to make payments required by Sections 1.7 and 1.8 and (B) the obligation, if any, of Parent to make payments in respect of Dissenting Shares pursuant to Section 1.11 following the Effective Time.

(c) With respect to the Key Stockholders, within three business days prior to the Effective Time, and with respect to all other Stockholders, promptly after the Effective Time, Parent will deliver or cause the Payment Agent to deliver to the holders of Company Stock Certificates: (i) a letter of transmittal (a “Letter of Transmittal”) containing such provisions as Parent and the Payment Agent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Payment Agent and a provision providing for the consent of the holder of such Company Stock Certificate to the appointment of the Stockholders’ Representative as provided for in this Agreement; (ii) an IRS Form W-9 or Form W-8BEN; and (iii) instructions for use in effecting the surrender of Company Stock Certificates.

(d) As promptly as practicable following surrender of a Company Stock Certificate to the Payment Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by Parent or the Payment Agent, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the consideration that such holder has the right to receive pursuant to and subject to the provisions of this Section 1.5(a)(ii) or Section 1.5(a)(iii), as applicable, and the Company Stock Certificate so surrendered shall be canceled. To the extent the Payment Agent receives such documents executed by any such holder, together with the Company Stock Certificates held by such holder, Parent shall cause the Payment Agent to deliver the consideration that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(ii) or Section 1.5(a)(iii), as applicable, on the day that includes the Effective Time or as soon as practicable thereafter, by wire transfer of cash in immediately available funds, to a bank account designated by such holder in such Letter of Transmittal. If any consideration is to be paid to a Person other than the Person in whose name the Company Stock Certificate surrendered is registered, it shall be a condition of such payment that the Company Stock Certificate so surrendered shall be properly endorsed (with such signature guarantees as may be required by the letter of transmittal) or otherwise in proper form for transfer, and that the Person requesting payment shall: (A) pay to the Payment Agent any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of the Company Stock Certificate surrendered; or (B) establish to the satisfaction of Parent that such Tax has been paid or is not required to be paid. Until surrendered as contemplated by this Section 1.10, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the consideration that the holder thereof has the right to receive pursuant to the provisions of this Section 1 upon such surrender. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent or the Payment Agent may reasonably direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate. No interest will be paid or will accrue on any consideration payable upon the surrender of any Company Stock Certificate.

(e) Promptly after the Effective Time, Parent shall cause the Payment Agent to mail to each holder of an In-the-Money Company Option that is outstanding and unexercised immediately prior to the Effective Time: (i) a Letter of Transmittal, including a provision providing for the consent of the holder of such In-the-Money Company Option to the appointment of the Stockholders’ Representative as provided for in this Agreement; (ii) an IRS Form W-9 or Form W-8BEN; and (iii) instructions for use in effecting the surrender of such In-the-Money Company Option in exchange for the consideration payable with respect to such In-the-Money Company Option set forth in Section 1.6. Upon surrender of an In-the-Money Company Option for cancellation to the Payment Agent, together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such In-the-Money Company Option shall be entitled to receive in exchange therefore the consideration payable with respect to such In-the-Money Company Option pursuant to and subject to Section 1.6, and such In-the-Money Company Option so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on the consideration payable upon the surrender of any In-the-Money Company Option.

(f) The aggregate amount of cash that each Person is entitled to receive pursuant to this Section 1 for the shares of Company Capital Stock and shares of In-the-Money Company Common Stock subject to In-the-Money Company Options held by such Person shall be rounded to the nearest cent.

(g) Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Company Capital Stock or In-the-Money Company Options such amounts as are required to be deducted or withheld therefrom under the Code or under any other Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(h) Any portion of the Payment Fund that remains undistributed to former holders of Company Capital Stock or In-the-Money Company Options as of the date 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or In-the-Money Company Options who have not theretofore surrendered their Company Stock Certificates or In-the-Money Company Options in accordance with this Section 1.10 shall thereafter look only to Parent for satisfaction of their claims for their portion of the Payment Fund, without any interest thereon.

(i) Notwithstanding anything in this Agreement to the contrary, neither Parent nor the Surviving Corporation shall have any liability to any holder or former holder of Company Capital Stock or In-the-Money Company Options or any other Person for any consideration delivered to any public official in good faith pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. Any amounts remaining unclaimed by former holders of Company Capital Stock or In-the-Money Company Options three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

1.11 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Capital Stock held by a holder who has not voted in favor of or consented to the Merger and complies with Section 262 and all other provisions of the DGCL concerning the right of holders of shares of stock to require appraisal of their shares (“Dissenting Shares”) shall not be converted into or represent the right to receive any consideration in accordance with Section 1.5, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) If any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares of Company Capital Stock shall automatically be converted into and shall represent only the right to receive the consideration that the holder of such shares would have been entitled to receive pursuant to Section 1.5(a)(ii) or Section 1.5(a)(iii), as applicable (at the time or times that such consideration is required to be paid hereunder), in exchange for such shares in accordance with Section 1.5(a)(ii) or Section 1.5(a)(iii), as applicable, without interest thereon, upon surrender of the Company Stock Certificate representing such shares.

(c) The Company shall give Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument.

1.12 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2. Representations and Warranties of the Company

The Company represents and warrants, to and for the benefit of the Indemnitees, that each statement set forth in each of the Sections (2.1 through 2.25) included in this Section 2 (each such statement being a “representation and warranty” of the Company) is accurate and complete, except as provided in the part of the Disclosure Schedule corresponding to the particular Section in this Section 2 in which such representation and warranty appears (provided that a listing in one part of the Disclosure Schedule shall be deemed to be a listing under another part of the Disclosure Schedule to the extent it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other part).

2.1 Subsidiaries; Due Organization; Etc.

(a) The Company has no Subsidiaries, except for the Entities identified in Part 2.1(a)(i) of the Disclosure Schedule; and neither the Company nor any of the Subsidiaries identified in Part 2.1(a)(i) of the Disclosure Schedule owns, beneficially or otherwise, any capital stock or other securities of, or any direct or indirect equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a)(ii) of the Disclosure Schedule. None of the Acquired Companies has agreed or is obligated to make, or is a party to any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Except as set forth in Part 2.1(a)(iii) of the Disclosure Schedule, none of the Acquired Companies has, at any time, been a general partner of, or has been responsible or liable for any of the debts or other obligations of, any Entity other than another Acquired Company.

(b) Each of the Acquired Companies is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization (which jurisdiction is set forth in Part 2.1(b) of the Disclosure Schedule). Each of the Acquired Companies has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Acquired Company Contracts.

(c) None of the Acquired Companies is required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 2.1(c) of the Disclosure Schedule, except for those U.S. jurisdictions where the failure to be so qualified, authorized, registered or licensed, individually or in the aggregate, would not have a Material Adverse Effect. Each Acquired Company is in good standing as foreign corporations or limited liability companies, as applicable, in each of the jurisdictions identified with respect to such Acquired Company in Part 2.1(c) of the Disclosure Schedule.

(d) Except as set forth in Part 2.1(d) of the Disclosure Schedule, none of the Acquired Companies has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name “Jazz Semiconductor” and the names set forth in Part 2.1(a)(i) of the Disclosure Schedule.

2.2 Organizational Documents; Records. The Company has delivered or made available to Parent or its Representatives accurate and complete copies of: (a) the certificate of incorporation and bylaws or certificate of formation and limited liability company operating agreement, as applicable, and other charter and organizational documents of each Acquired Company, including all amendments thereto (with respect to each Acquired Company, such Acquired Company’s “Organizational Documents”); (b) the stock or other equity records of each Acquired Company; and (c) except as set forth in Part 2.2 of the Disclosure Schedule, the minutes and other records of the meetings at which formal actions were taken or any actions taken by written consent without a meeting of the stockholders or members, as applicable, of each Acquired Company, the board of directors or similar governing body of each Acquired Company and all committees of the board of directors or similar governing body of each Acquired Company, it being understood and agreed that such minutes and other records may not include all matters discussed at such meeting or relate to all meetings at which no formal action was taken. Except as set forth in Part 2.2 of the Disclosure Schedule, the stock or other equity records of the Acquired Companies are accurate, up-to-date and complete in all material respects.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 55,000,000 shares of Class A Common Stock, of which no shares have been issued and are outstanding as of the date of this Agreement; (ii) 200,000,000 shares of Class B Common Stock, of which 12,357,574 shares have been issued and are outstanding as of the date of this Agreement; and (iii) 200,000,000 shares of Company Preferred Stock, of which 55,000,000 are designated as Series A Preferred Stock, all of which have been issued and are outstanding as of the date of this Agreement, and 58,071,888 are designated as Series B Preferred Stock, of which 57,981,888 shares have been issued and are outstanding as of the date of this Agreement. Part 2.3(a)(i) of the Disclosure Schedule identifies, as of the date of this Agreement, each Stockholder and the number of shares of each class of Company Capital Stock held by such Stockholder. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a)(ii) of the Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right or right of participation; (ii) none of the outstanding shares of Company Capital Stock is subject to any right of first refusal or similar right in favor of the Company; and (iii) there is no Acquired Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. Part 2.3(a)(iii) of the Disclosure Schedule provides an accurate and complete description of the terms of each repurchase option which is held by the Company and to which any of the outstanding shares of Company Capital Stock outstanding as of the date of this Agreement is subject.

(b) As of the date of this Agreement, the Company has reserved 17,647,000 shares of Company Common Stock for issuance under the Company Option Plan, of which 10,618,663 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options, 4,544,046 shares of the Company Common Stock have been issued and not repurchased by the Company pursuant to Company Options, and 2,554,291 shares of Company Common Stock are available for future issuance. Part 2.3(b)(i) of the Disclosure Schedule accurately sets forth with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the holder, (ii) the exercise price per share of Company Common Stock purchasable under such Company Option, and (iii) the total number of Company Common Shares subject to such Company Option. Except as set forth in Part 2.3(b)(ii) of the Disclosure Schedule, no Company Option is held by a Person residing or domiciled outside of the United States. All outstanding Company Options were granted pursuant to the terms of the Company Option Plan.

(c) As of the date of this Agreement, 2,036,846 Stock Appreciation Rights are outstanding, all of which are vested. Part 2.3(c)(i) of the Disclosure Schedule accurately sets forth with respect to each Stock Appreciation Right outstanding as of the date of this Agreement: (i) the name of the holder, (ii) the reference price, (iii) the expiration date and (iv) the security and number of shares underlying such Stock Appreciation Right. Except as set forth in Part 2.3(c)(ii) of the Disclosure Schedule, no Stock Appreciation Right is held by a Person residing or domiciled outside of the United States. All outstanding Stock Appreciation Rights were granted pursuant to the terms of the Company Stock Appreciation Rights Plan.

(d) Except as set forth in Parts 2.3(b) and (c) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or stock appreciation right or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Companies; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; (iii) Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the Knowledge of the Company, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Company Capital Stock or other securities of the Company.

(e) All outstanding membership interests, shares of capital stock, options, warrants, stock appreciation rights and other securities or equity interests of the Acquired Companies have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Legal Requirements.

(f) All of the outstanding membership interests or other equity interests of each of the Company’s Subsidiaries: (i) have been duly authorized and validly issued, (ii) are nonassessable and free of preemptive rights, with no obligation to contribute additional capital, and (iii) except as set forth in Part 2.3(f) of the Disclosure Schedule, are owned beneficially and of record by the Company, free and clear of any Encumbrances (other than Permitted Encumbrances).

(g) Except as set forth in Part 2.3(g) of the Disclosure Schedule, none of the Acquired Companies has ever repurchased, redeemed or otherwise reacquired any shares of Company Capital Stock or other securities of any Acquired Company, other than (i) the forfeiture of Company Options by Acquired Company Employees in connection with the termination of an Acquired Company Employee’s employment with an Acquired Company or (ii) the repurchase of unvested Company Common Stock issued pursuant to early exercise of a Company Option in connection with the termination of an Acquired Company Employee’s employment with an Acquired Company. All securities so reacquired by the Company or any other Acquired Company were reacquired in compliance with (i) all applicable Legal Requirements, and (ii) all requirements set forth in applicable restricted stock purchase agreements and other applicable Contracts.

(h) Notwithstanding anything to the contrary set forth in this Section 2.3, Parent acknowledges and agrees that no inaccuracy in any of the statements set forth in this Section 2.3 shall constitute an inaccuracy or breach of the representations or warranties set forth in this Section 2.3 as of the date of this Agreement to the extent that such inaccuracy arises solely out of the exercise of a Company Stock Option or Stock Appreciation Right or the conversion of Company Preferred Stock into Company Common Stock during the five-day period ending on the date of this Agreement.

2.4 Financial Statements; Financial Controls.

(a) The Company has delivered to Parent or its Representatives the following financial statements and notes (collectively, the “Company Financial Statements”): (i) the audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 26, 2003, December 31, 2004 and December 30, 2005, and the related audited consolidated statements of income, statements of stockholders’ equity and statements of cash flows of the Company and its consolidated Subsidiaries for the years then ended, together with the notes thereto and the reports and opinions of Ernst & Young LLP relating thereto; and (ii) the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2006 (the “Unaudited Interim Balance Sheet”), and the related unaudited consolidated statement of income, statement of stockholders’ equity and statement of cash flows of the Company and its consolidated Subsidiaries for the three months then ended, together with the notes thereto.

(b) The Company Financial Statements present fairly in all material respects the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods covered (except as otherwise stated in the applicable footnotes or report of Ernst & Young and except that the financial statements referred to in Section 2.4(a)(ii) are subject to normal and recurring year-end audit adjustments, which will not individually or in the aggregate, be material in magnitude and such financial statements will lack footnotes and other presentation items).

(c) The financial statements to be delivered pursuant to Section 4.1(c)(ii) and that are included in the definitive Proxy Statement or any preliminary draft thereof that is filed with the SEC will present fairly in all material respects the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby, and will be prepared in accordance with GAAP consistently applied throughout the periods covered (except that, in the case of unaudited financial statements, such financial statements are subject to normal and recurring year-end audit adjustments, which will not individually or in the aggregate, be material in magnitude and, in the case of unaudited financial statements, such financial statements will lack footnotes and other presentation items).

(d) None of the Acquired Companies has ever effected or maintained any “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K of the SEC).

(e) Each of the Acquired Companies maintains adequate internal accounting controls that are reasonably designed to ensure that: (i) transactions are executed with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and its consolidated Subsidiaries and to maintain accountability for the assets of the Acquired Companies; (iii) access to the assets of the Acquired Companies is permitted only in accordance with management’s general or specific authorization; and (iv) accounts, notes and other receivables are recorded accurately and appropriate action is taken with respect to any differences.

2.5 Absence of Changes. Except as set forth in Part 2.5 of the Disclosure Schedule, from March 31, 2006 to the date of this Agreement:

(a) there has not been any Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the fixed assets of any of the Acquired Companies (whether or not covered by insurance);

(c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of Company Capital Stock, and has not repurchased, redeemed or otherwise reacquired any shares of Company Capital Stock or other securities, except upon the exercise of a repurchase right in favor of the Company arising under a Company Stock Option that was previously exercised;

(d) there has been no amendment to any of the Acquired Companies’ Organizational Documents, and no Acquired Company has effected or been a party to (other than as a stockholder) any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e) none of the Acquired Companies has acquired any equity interest or voting interest in any Entity (other than a Subsidiary disclosed in Part 2.1(a)(1) of the Disclosure Schedule);

(f) none of the Acquired Companies has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Companies since April 1, 2006, exceeds an aggregate of $6.7 million through June 30, 2006, and $26.8 million through September 29, 2006;

(g) none of the Acquired Companies has (i) acquired any asset for a purchase price exceeding $250,000 or assets for an aggregate purchase price exceeding $1,000,000 (other than the acquisition of raw materials or supplies in the ordinary course of business consistent with past practice and the acquisition of capital assets subject to subclause (h) above), (ii) sold or otherwise disposed of any asset (other than the sale of finished goods inventory in the ordinary course of business, scrapped inventory and the disposal of obsolete equipment consistent with past practice), or (iii) entered into a license or lease for any asset involving the payment by an Acquired Company of, or the receipt by an Acquired Company of, payments greater than $100,000 in any twelve month period or $250,000 over the term of the license or lease (other than the Lease Agreements disclosed in Part 2.8(b) of the Disclosure Schedule);

(h) none of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in an amount that is individually greater than $50,000 or in the aggregate greater than $250,000;

(i) except as set forth in Part 2.5(i) of the Disclosure Schedule, none of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Permitted Encumbrances;

(j) none of the Acquired Companies has (i) lent money to any Person (other than advances made to employees, directors or agents for business expenses and loans made to employees to acquire Company Common Stock upon exercise of Company Options, each in the ordinary course of business and consistent with past practice), or (ii) incurred or guaranteed any indebtedness for borrowed money involving more than $500,000 in the aggregate, that has not been repaid, except for borrowings and/or issuances of letters of credit under the Loan and Security Agreement with Wachovia Capital Finance Corporation (Western);

(k) none of the Acquired Companies has (i) established or adopted any Acquired Company Employee Plan or Acquired Company Pension Plan, (ii) paid any bonus or made any profit sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (other than payments or increases required pursuant to the Labor Agreement, any Acquired Company Employee Benefit Plan or any Acquired Company Employment Agreement as in effect on the date hereof and salary increases and bonus payments for non-executive employees in the ordinary course of business consistent with past practice both in terms of timing and amount), or (iii) hired any new officer or any new employee whose annual base compensation is greater than $100,000;

(l) none of the Acquired Companies has changed any of its methods of accounting or accounting practices in any material respect, except as required by GAAP;

(m) none of the Acquired Companies has made any material Tax election;

(n) none of the Acquired Companies has commenced or settled any Legal Proceeding (i) involving damages for greater than $250,000, (ii) involving the payment of more than $250,000, or (iii) seeking specific performance or injunctive relief; and

(o) the Company has not agreed or committed to take any of the actions referred to in clauses “(c)” through “(n)” above.

2.6 Assets. Except as set forth on Part 2.6 of the Disclosure Schedule, the Acquired Companies own and have good, valid and marketable title to, or in the case of assets purported to be leased by the Acquired Companies, lease and have valid leasehold interests in, all material assets necessary for the conduct of the business of the Acquired Companies as it is currently conducted. Without limiting the generality of the foregoing, except as set forth on Part 2.6 of the Disclosure Schedule or permitted by Section 4.2(b)(x), the Acquired Companies own (i) all of the assets listed in Section II of that certain valuation report and appraisal, having an effective date as of March 1, 2006 and performed for the Company by Emerald Technology Valuations LLC (the “Valuation Report”) and (ii) all assets of a type that would have been included in the Valuation Report if it had an effective date as of the date hereof that were acquired by any Acquired Companies after the effective date of the Valuation Report.  Except as set forth in Part 2.6 of the Disclosure Schedule, all of the material assets owned or leased by an Acquired Company are owned or leased by such Acquired Company free and clear of any Encumbrances, except for Permitted Encumbrances.

2.7 Bank Accounts; Receivables; Customers and Suppliers.

(a) Part 2.7(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, the name of the bank or financial institution and the number of each account maintained at such bank or financial institution of each bank or similar account maintained by or for the benefit of the Acquired Companies.

(b) Part 2.7(b) of the Disclosure Schedule provides a list and aging of all accounts and notes receivable of the Acquired Companies as of August 31, 2006. All such existing accounts receivable of the Acquired Companies (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since March 31, 2006 and have not yet been collected) (i) represent valid obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the ordinary course of business and (ii) are current and, to the Knowledge of the Company, will be collected in full, without any counterclaim or set off (net of an allowance for doubtful accounts of $1.2 million).

(c) Part 2.7(c) of the Disclosure Schedule provides a list as of the date of this Agreement of all outstanding loans and advances made by any of the Acquired Companies to any Key Stockholder, employee, director, consultant or independent contractor, other than advances made to employees, directors, consultants or independent contractors for business expenses in the ordinary course of business consistent with past practice.

(d) Part 2.7(d) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer or other Person that accounted for (i) more than $750,000 of the consolidated gross revenues of the Acquired Companies in 2005, or (ii) more than $375,000 of the consolidated gross revenues of the Acquired Companies for the six months ended June 30, 2006. Part 2.7(d) of the Disclosure Schedule contains a list of forecasts received from the customers identified in Part 2.7(d) of the Disclosure Schedule as of the date of this Agreement. To the extent provided to the Acquired Companies by such customers, the Company has provided to Parent or its Representatives a copy of the current purchasing forecast of each such customer.

(e) Part 2.7(e) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of amounts paid to, each supplier that received (i) more than $250,000 from the Acquired Companies in 2005, or (ii) more than $125,000 from the Acquired Companies during the six months ended June 30, 2006 and lists the amounts paid by the Acquired Companies to each such supplier during such period. As of the date of this Agreement, none of the Acquired Companies has received any written notice from any such supplier indicating that any such supplier identified on Part 2.7(d) of the Disclosure Schedule plans to cease dealing with any of the Acquired Companies or may otherwise materially reduce the volume of business transacted by such supplier with any of the Acquired Companies below historical levels.

2.8 Equipment; Leasehold.

(a) All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are, taken as a whole, adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted).

(b) No Acquired Company owns any real property or any interest in real property, except for the leaseholds created under the Lease Agreements identified in Part 2.8 of the Disclosure Schedule and the fixtures appurtenant thereto.

(c) No Lease Agreement has been assigned or is subject to any sublease, and no Person (other than an Acquired Company) is in possession of any portion of the Leased Properties other than the Acquired Companies to the extent subject to the Lease Agreements. All improvements constructed by any Acquired Company within the Leased Properties were constructed in compliance in all material respects with all building codes, zoning ordinances and all other applicable Legal Requirements.

(d) As of the date of this Agreement, none of the Acquired Companies has received written notice of any condemnation or eminent domain proceeding pending or threatened against the Leased Properties or any part thereof.

(e) There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any Acquired Companies concerning the Leased Properties which would reasonably be expected to have a material adverse effect on the ability of the Acquired Companies to operate their businesses as currently conducted. As of the date of this Agreement, none of the Acquired Companies has received any written notice from any Governmental Body that any condition on or improvements located on any of the Leased Properties are in violation of any applicable building codes, zoning or land use laws, or other law, order, ordinance, rule or regulation affecting the property.

2.9 Intellectual Property.

(a) Part 2.9(a) of the Disclosure Schedule accurately identifies:

(i) in Part 2.9(a)(i) of the Disclosure Schedule: (A) each item of Registered IP in which any of the Acquired Companies has an ownership interest of any nature (whether exclusively or jointly with another Person); (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (C) any other Person that, to the Knowledge of the Company, has an ownership interest in such item of Registered IP and the nature of such ownership interest;

(ii) in Part 2.9(a)(ii) of the Disclosure Schedule: (A) all Intellectual Property Rights or Intellectual Property licensed to each of the Acquired Companies (other than any non-customized software (including shrink-wrap, off-the-shelf or commercially available software) that: (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, (2) is used by the Acquired Companies solely for administrative, financial, or other non-operational purposes; and (3) is generally available on standard terms for less than $10,000 per month or less than $120,000 per year); and (B) the corresponding Acquired Company Contract or Acquired Company Contracts pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to such Acquired Company;

(iii) in Part 2.9(a)(iii) of the Disclosure Schedule, each Acquired Company Contract pursuant to which any Person other than an Acquired Company has received or been granted a license or other right (other than an ownership interest) in or to any of the Acquired Company IP, including process licenses, covenants-not-to-sue, cross-licenses and development licenses, but not including any design kit licenses provided by the Acquired Companies to customers in the ordinary course of business, in the Acquired Companies’ standard form thereof (an accurate copy of which has been provided to Parent); provided, however, that with respect to any of the aforementioned Acquired Company Contracts entered into prior to March 12, 2002, the foregoing disclosure is made only as to the Knowledge of the Company; and

(iv) in Part 2.9(a)(iv) of the Disclosure Schedule, each Acquired Company Contract pursuant to which any Intellectual Property was developed by an Acquired Company or by a third party, where the terms of such Acquired Company Contract expressly contemplate (A) the development of any Acquired Company IP by such third party, where the Acquired Company exclusively owns the Acquired Company IP (excluding employee proprietary inventions and assignment agreements and any agreements pursuant to which a individual consultant or independent contractor performed services on a full-time basis on behalf of such Acquired Company while onsite at the Acquired Company’s facilities); (B) the development of any Intellectual Property by the Acquired Company on behalf of such third party, where the third party exclusively or jointly owns the resulting Intellectual Property; or (C) the collaborative development of Intellectual Property by the Acquired Company and such third party, such as (1) development to allow such third party to offer their design IP commercially, (2) customer support process or design modifications or (3) education research development, other than those agreements already disclosed in response to (a) or (b) above.

(b) Except for any licenses and rights granted in the Acquired Company Contracts expressly identified in Part 2.9(a)(iii) of the Disclosure Schedule and except for any Permitted Encumbrances, none of the Acquired Companies is bound by, and no Acquired Company IP is subject to, any Acquired Company Contract containing any covenant or other provision that in any material way limits or restricts the ability of any of the Acquired Companies to use, exploit, assert, or enforce any Acquired Company IP material to the operation of the business as currently conducted anywhere in the world, provided that with respect to Acquired Company Contracts entered into by a third party and to which an Acquired Company is not a party but is otherwise bound, the representation made in this Section 2.9(b) is only provided to the Knowledge of the Company.

(c) Except as set forth in Part 2.9(c) of the Disclosure Schedule, the Acquired Companies exclusively own all right, title and interest to and in the Acquired Company IP (other than (A) Intellectual Property Rights or Intellectual Property identified in Part 2.9(a)(ii) and Part 2.9(c)(vii) of the Disclosure Schedule as being licensed to the Acquired Companies, and (B) Registered IP identified in Part 2.9(a)(i) of the Disclosure Schedule as being subject to the ownership interest of another Person) free and clear of any Encumbrances (other than licenses granted pursuant to the Acquired Company Contracts listed in Part 2.9(a)(iii) of the Disclosure Schedule and Permitted Encumbrances). Without limiting the generality of the foregoing, except as set forth in Part 2.9(c) of the Disclosure Schedule:

(i) since March 12, 2002, each Person who is or was an employee, consultant or independent contractor of any of the Acquired Companies and who is or was involved in the creation or development of any Acquired Company IP, or who is or was named as an inventor on any patent application filed or owned by any Acquired Company, has signed one or more valid and enforceable agreements containing an irrevocable assignment of that Person’s Intellectual Property Rights to the Acquired Company for which such Person is or was an employee, consultant or independent contractor, and confidentiality provisions protecting the Acquired Company IP;

(ii) no Acquired Company Employee has any claim, right (whether or not currently exercisable) or interest to or in any Acquired Company IP;

(iii) to the Knowledge of the Company, no employee, consultant, or independent contractor who has performed services onsite at the Acquired Companies’ facilities for any of the Acquired Companies is in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality, where the cause or nature of the breach arises out of the performance of any services related to the development of any Acquired Company IP by such employee, consultant, or independent contractor on behalf of any Acquired Company;

(iv) since March 12, 2002, no funding, facilities or personnel of any Governmental Body or any university or other educational institution were used to develop or create, in whole or in part, any Acquired Company IP;

(v) each of the Acquired Companies has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held or purported to be held by any of the Acquired Companies as a trade secret of an Acquired Company;

(vi) since two (2) years prior to the date of this Agreement, none of the Acquired Companies has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property Right that is material to the business of the Acquired Companies to any other Person other than an Acquired Company; and

(vii) except for any Process Technology expressly identified as being licensed from third parties in Part 2.9(c)(vii) of the Disclosure Schedule, the Acquired Companies exclusively own all right, title, and interest in and to all Process Technology used in the conduct of the business of the Acquired Companies as currently conducted.

(d) All Intellectual Property Rights sufficient to conduct the business of the Acquired Companies as currently conducted are either (A) owned by the Acquired Companies or (B) licensed to the Acquired Companies pursuant to the Acquired Company Contracts listed in Part 2.9(a)(ii) of the Disclosure Schedule. The parties acknowledge and agree that the foregoing statement does not constitute a representation or warranty as to, and is not intended to apply to, any potential, actual or suspected infringement, misappropriation or violation of any Intellectual Property Right of any other Person by any of the Acquired Companies.

(e) Except as set forth in Part 2.9(e) of the Disclosure Schedule, (A) all Acquired Company IP that is material Registered IP is valid, subsisting and enforceable in all material respects (except that no representation or warranty is made as to the validity or enforceability of any pending application for Registered IP); and (B) all Acquired Company IP that consists of a material copyright (whether registered or unregistered) is valid, subsisting, and enforceable in all material respects. Without limiting the generality of the foregoing:

(i) no registered trademark owned by any Acquired Company, and no other trademark currently being used by any Acquired Company in connection with the sale or marketing of its products or services (collectively, “Acquired Company Trademarks”), conflicts with any registered trademark (and, solely in the case of the “JAZZ SEMICONDUCTOR” mark, with any registered or unregistered trademark) owned, used or applied for by any other Person in any jurisdiction where any Acquired Company currently markets or promotes (directly or through any Person who is not currently an Acquired Company Employee), through the use of the Acquired Company Trademarks, any of the Acquired Companies’ products or services, where as a result of such conflict and without any resolution thereof, the Acquired Companies would not be able to use such Acquired Company Trademarks in such jurisdiction;

(ii) except for any Registered IP, including any applications therefor, which an Acquired Company has elected to abandon or discontinue prior to the date of this Agreement, each item of material Acquired Company IP that is Registered IP is in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain each item of material Acquired Company IP that is Registered IP in full force and effect have been made by the applicable deadline;

(iii) the Company has made available to Parent complete and accurate copies of all applications, material correspondence and other material documents related to each such item of Registered IP referenced in subsection (e)(ii) above; and

(iv) no interference, opposition, reissue, reexamination or other Legal Proceeding of any nature is pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Acquired Company IP is being, has been or would reasonably be expected to be contested or challenged.

(f) Except as set forth on Part 2.9(f) of the Disclosure Schedule, to the Knowledge of the Company, neither the execution, delivery or performance of this Agreement or any of the Ancillary Agreements nor the consummation of any of the Contemplated Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause: (i) a loss of, or Encumbrance on, any Acquired Company IP; (ii) the release, disclosure or delivery of any Acquired Company IP by any escrow agent or to any other Person; or (iii) the grant, assignment or transfer to any other Person of any license or other material right or interest, such as an ownership interest or covenant-not-to-sue, under, in or to any of the Acquired Company IP.

(g) To the Knowledge of the Company, (i) since March 12, 2002 no Person has infringed, misappropriated, or otherwise violated, and (ii) no Person is currently infringing, misappropriating or otherwise violating, any Acquired Company IP.

(h) Except as set forth in Part 2.9(h) of the Disclosure Schedule, (A) since March 12, 2002, none of the Acquired Companies, and none of the Acquired Company IP, has infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right (excluding patent rights) of any other Person; and (B) to the Knowledge of the Company, none of the Acquired Companies, and none of the Acquired Company IP, has infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right (including patent rights) of any other Person. Without limiting the generality of the foregoing, except as set forth in Part 2.9(h) of the Disclosure Schedule:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies with respect to Intellectual Property or Intellectual Property Rights used or exploited by the Acquired Companies, and, to the Knowledge of the Company, no infringement, misappropriation or similar claim or Legal Proceeding relating to the Intellectual Property or Intellectual Property Rights used or exploited by the Acquired Companies is pending or threatened against any licensee, customer, vendor or supplier of an Acquired Company who may be entitled to be indemnified, defended, held harmless or reimbursed by any of the Acquired Companies with respect to such claim or Legal Proceeding;

(ii) since March 12, 2002 none of the Acquired Companies has received any written notice relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person by any of the Acquired Companies or any of the Acquired Companies’ employees, consultants, or independent contractors who have performed services onsite at the Acquired Companies’ facilities for any of the Acquired Companies, where the cause or nature of the alleged infringement, misappropriation, or violation arises out of the performance of any services performed by such employee, consultant, or independent contractor on behalf of any Acquired Company;

(iii) none of the Acquired Companies is bound by any Acquired Company Contract to indemnify, hold harmless or reimburse any other Person with respect to, or has assumed, pursuant to any Acquired Company Contract, any existing or potential liability of another Person for, any intellectual property infringement, misappropriation or similar claim (other than any obligation entered into by an Acquired Company in the ordinary course of business that (A) requires such Acquired Company to indemnify a wafer fabrication customer against third-party claims alleging that the Acquired Company Process Technology infringes a third-party Intellectual Property Right, and (B) is limited to an aggregate liability that does not exceed the total consideration paid or payable by such customer to such Acquired Company, and other than pursuant to any express indemnification provisions in Acquired Company Contracts identified in Part 2.9 of the Disclosure Schedule); and

(iv) to the Knowledge of the Company, no claim or Legal Proceeding involving any Intellectual Property or Intellectual Property Right identified in Part 2.9(a)(ii) of the Disclosure Schedule as being licensed to any of the Acquired Companies (A) has been threatened against any of the Acquired Companies in writing and such writing has been received by an Acquired Company; or (B) is pending against any Person, except for any such claim or Legal Proceeding that, if adversely determined, would not materially and adversely affect the use or exploitation of such Intellectual Property or Intellectual Property Right by any of the Acquired Companies.

(i) Except as described in Part 2.9(i) of the Disclosure Schedule, no source code for any Acquired Company Software has been delivered, licensed or made available to any escrow agent or other third party, and none of the Acquired Companies has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Software to any escrow agent or other third party. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery or disclosure of any source code for any Acquired Company Software (by any escrow agent or other third party or by any Acquired Company) to any other Person who is not, as of the date of this Agreement, an employee, consultant or independent contractor of one of the Acquired Companies (except for obligations to deliver or disclose source code for any Acquired Company Software to third parties pursuant to Acquired Company Contracts entered into in the ordinary course of business, where such obligations are not contingent upon the occurrence of any event or circumstance).

(j) The Company has paid in full, on or before the due date, all amounts owed pursuant to the cross-license agreements listed in Part 2.9(a)(ii) and 2.9(a)(iii) of the Disclosure Schedule, other than payments that are not yet due.

Notwithstanding subsections (a) through (j) above, at any time during the Pre-Closing Period (as defined in Section 4.1(a)), an Acquired Company may enter into an Acquired Company Contract that would have been required to be disclosed in Part 2.9(a)(ii), Part 2.9(a)(iii) or Part 2.9(a)(iv) of the Disclosure Schedule in compliance with Section 4.2(b)(x); provided that the Company shall deliver an update to Part 2.9(a)(ii), Part 2.9(a)(iii) or Part 2.9(a)(iv) of the Disclosure Schedule (as applicable) to Parent on a monthly basis and further provided that the Company shall provide to Parent or its Representatives accurate and complete copies of all such Acquired Company Contracts, including all amendments thereto, within twenty business days of the execution of such Acquired Company Contract. For the avoidance of doubt, the entering into of any Acquired Company Contract in compliance with Section 4.2(b)(x) and in compliance with the preceding sentence shall not be deemed to be a breach by the Company of this Section 2.9.

2.10 Contracts.

(a) Part 2.10(a) of the Disclosure Schedule identifies each of the following Acquired Company Contracts that is in effect or has material remaining obligations (including indemnity obligations and obligations for prior breaches) to be performed, as of the date of this Agreement:

(i) each Acquired Company Employee Agreement and any other Acquired Company Contract (A) relating to the employment of, or the performance of services by, any employee, consultant or independent contractor providing for a base annual compensation for any such Person greater than $100,000 other than Acquired Company Employment Agreements that may be terminated at will by the Acquired Company party thereto without payment of severance or other similar obligations (other than in accordance with the Acquired Company’s general severance policy), (B) pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination or similar payment to any current or former employee or director, or (C) pursuant to which any of the Acquired Companies is or may become obligated to make any bonus or similar payment (whether in the form of cash, stock or other securities, excluding payments constituting base salary and sales commissions) in excess of $75,000 to any current or former employee or director;

(ii) each Acquired Company Contract that provides for indemnification of any officer, director, employee or agent;

(iii) each Acquired Company Contract that expressly imposes, or expressly purports to impose, any restriction on the right or ability of any Acquired Company (A) to compete with, or solicit any customer of, any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person (other than Contracts that obligate the Acquired Companies to use a customer’s Intellectual Property or Intellectual Property Rights for the sole benefit of such customer), or (D) to perform services for any other Person (other than Contracts that prohibit the Acquired Companies from using a customer’s Intellectual Property or Intellectual Property Rights to manufacture products for a Person other than such customer);

(iv) each Acquired Company Contract (other than Contracts evidencing Company Options or Stock Appreciation Rights) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities, or (C) providing any of the Acquired Companies with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(v) each Acquired Company Contract relating to the creation of any Encumbrance (other than Permitted Encumbrances) with respect to any asset of any of the Acquired Companies;

(vi) any Acquired Company Contract relating to the acquisition, development, sale or disposition of any business unit or product line of any of the Acquired Companies;

(vii) any Acquired Company Contract creating a manufacturing supply arrangement pursuant to which an Acquired Company may require a third party to manufacture completed semiconductor wafers or pursuant to which an Acquired Company is required to purchase completed semiconductor wafers from a third-party;

(viii) any Acquired Company Contract (other than purchase orders issued in the ordinary course of business) with sole-source or single-source suppliers of products or services where procuring a replacement supplier would reasonably be expected to result in a material increase in costs;

(ix) each Acquired Company Contract relating to any currency or interest rate hedging;

(x) any Acquired Company Contract creating, amending or otherwise evidencing any joint venture (that is identified as a joint venture in such Contract) or any partnership or otherwise providing for the sharing of revenues, profits, losses, costs or liabilities (other than the payment of liabilities of a third party by an Acquired Company pursuant to warranty or indemnity obligations of such Acquired Company entered into in the ordinary course of business consistent with past practice);

(xi) each Lease Agreement involving aggregate annual payments in excess of $100,000;

(xii) each Acquired Company Contract (A) containing “standstill” or similar provisions relating to transactions involving the acquisition, disposition or other transfer of assets or securities of an Entity, or (B) imposing any right of first negotiation, right of first refusal or similar right on an Acquired Company;

(xiii) each Acquired Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.18) other than purchase or sales of products on arms length terms in the ordinary course of business;

(xiv) each Acquired Company Contract under which an Acquired Company has supplier invoices posted or customer revenue accrued of $350,000 in 2005 or $200,000 in the six months ended June 30, 2006, or that provides by its terms for the future payment or receipt in any twelve month period of, cash or other consideration in an amount or having a value in excess of $350,000 in the aggregate;

(xv) each Acquired Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship; and

(xvi) any other Acquired Company Contract, if a breach of such Acquired Company Contract or the termination of such Contract would reasonably be expected to have or result in a Material Adverse Effect.

(Contracts in the respective categories described in clauses (i) through (xvi) above, as well as Contracts identified or required to be identified in Part 2.9(a)(ii), Part 2.9(a)(iii) or Part 2.9(a)(iv) of the Disclosure Schedule, are referred to in this Agreement as “Material Contracts”).

(b) The Company has made available to Parent or its Representatives accurate and complete copies of all Material Contracts identified in Part 2.9(a)(ii), Part 2.9(a)(iii), Part 2.9(a)(iv) or Part 2.10(a) of the Disclosure Schedule, including all amendments thereto. Each Material Contract is valid, has not been terminated as of the date of this Agreement and, except as permitted under Section 4.2(b)(ix) will not be terminated during the Pre-Closing Period, and is enforceable against the Acquired Company that is a party thereto and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the enforcement of creditors’ rights generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) Except as set forth in Part 2.10(c) of the Disclosure Schedule: (i) none of the Acquired Companies has materially violated or breached, or committed any material default under, any Material Contract, and, to the Knowledge of the Company, no other party to a Material Contract has materially violated or breached, or committed any material default under, any Material Contract; (ii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) result in a material violation or material breach of any of the provisions of any Material Contract, (B)  give any party to a Material Contract the right to accelerate the maturity or performance of any Material Contract, or (C) give any party to a material contract the right to cancel, terminate or materially modify any Material Contract; (iii) none of the Acquired Companies has received any written notice regarding any unresolved issue that would constitute a material violation or material breach of, or default under, any Material Contract; and (iv) none of the Acquired Companies has knowingly waived any of its material rights under any Material Contract except in the ordinary course of business.

(d) Except as set forth in Part 2.10(d) of the Disclosure Schedule:

(i) none of the Acquired Companies has received any determination of noncompliance, entered into any consent order or undertaken any internal investigation relating directly or indirectly to any Government Contract or Government Bid;

(ii) the Acquired Companies have complied with all applicable Legal Requirements with respect to all Government Contracts and Government Bids;

(iii) the Acquired Companies have not, in obtaining or performing any Government Contract, violated, to the extent applicable, (A) the Truth in Negotiations Act of 1962, as amended, (B) the Service Contract Act of 1963, as amended, (C) the Contract Disputes Act of 1978, as amended, (D) the Office of Federal Procurement Policy Act, as amended, (E) the Federal Acquisition Regulations (the “FAR”) or any applicable agency supplement thereto, (F) the Cost Accounting Standards, (G) the Defense Industrial Security Manual (DOD5220.22-M), (H) the Defense Industrial Security Regulation (DOD5220.22-R) or any related security regulations or (I) any other applicable procurement law or regulation or other Legal Requirement;

(iv) all facts set forth in or acknowledged by any of the Acquired Companies in any certification, representation or disclosure statement submitted by any of the Acquired Companies with respect to any Government Contract or Government Bid were current, accurate and complete as of the date indicated in such submission or as of such other date as required by the Government Contract and Government Bid;

(v) none of the Acquired Companies, and, to the Knowledge of the Company, no current Acquired Company Employee, has been debarred or suspended from doing business with any Governmental Body, and, to the Knowledge of the Company, no circumstances exist that would warrant the institution of debarment or suspension proceedings against one or more of the Acquired Companies or any current Acquired Company Employee;

(vi) no negative determination of responsibility has been issued against and provided to any of the Acquired Companies in connection with any Government Contract or Government Bid;

(vii) there is not and has not been any (A) administrative, civil, criminal or other investigation, audit, Legal Proceeding, or indictment involving any of the Acquired Companies arising under or relating to the award or performance of any Government Contract, (B) outstanding material claim against any of the Acquired Companies by, or dispute involving any of the Acquired Companies with, any prime contractor, subcontractor, vendor or other Person arising under or relating to the award or performance of any Government Contract, (C) fact Known by the Company upon which any such claim would reasonably be expected to be based or which may give rise to any such dispute, or (D) final decision of any Governmental Body against any of the Acquired Companies;

(viii) no payment has been made by any Acquired Company or by any Person acting on the behalf of any Acquired Company to any Person (other than to any bona fide employee or agent (as defined in subpart 3.4 of the FAR) of such Acquired Company) which is or was contingent upon the award of any Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Legal Requirement;

(ix) none of the Acquired Companies has made any disclosure since March 12, 2002 to any Governmental Body with respect to any Government Contract or Government Bid pursuant to any voluntary disclosure agreement; and

(x) in each case in which any of the Acquired Companies has delivered or otherwise provided any technical data, computer software or other Intellectual Property to any Governmental Body in connection with any Government Contract, such Acquired Company has provided such technical data, computer software and other Intellectual Property solely as a “commercial item” pursuant to the Acquired Companies’ commercial terms and conditions.

Notwithstanding subsections (a) through (d) above, at any time during the Pre-Closing Period, an Acquired Company may enter into a Material Contract in compliance with Section 4.2(b)(ix); provided that the Company shall deliver an update to Part 2.10(a) of the Disclosure Schedule to Parent on a monthly basis and further provided that the Company shall provide to Parent or its Representatives accurate and complete copies of all such Material Contracts, including all amendments thereto, within twenty business days of the execution of such Material Contract. For the avoidance of doubt, the entering into of any Material Contract in compliance with Section 4.2(b)(ix) and in compliance with the preceding sentence shall not be deemed to be a breach by the Company of this Section 2.10.

2.11 Liabilities. None of the Acquired Companies has any accrued, contingent or other liabilities of any nature, either matured or unmatured (of the type that would be required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared as of the date hereof or as of the Closing Date in accordance with GAAP), except for: (a) liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (b) liabilities that have been incurred by the Acquired Companies since June 30, 2006 in the ordinary course of business and consistent with past practices; (c) liabilities that will be accrued as current liabilities on the Closing Date Balance Sheet; (d) liabilities arising as a result of the Contemplated Transactions; (e) liabilities described in Part 2.11 of the Disclosure Schedule; and (f) liabilities to the extent such liabilities were incurred with Parent’s consent or arise out of actions or events permitted by Section 4.2(b) (in either case other than any action or event taken or occurring in a manner (or the consequences of the taking or occurrence of such action in such manner) that would constitute a breach of any provision of this Agreement other than Section 4.2).

2.12 Compliance with Legal Requirements; Governmental Authorizations.

(a) Except as set forth in Part 2.12 of the Disclosure Schedule, each of the Acquired Companies is, and has at all times since March 12, 2002 been, in compliance in all material respects with all applicable Legal Requirements. Except as set forth in Part 2.12(a) of the Disclosure Schedule, since March 12, 2002, none of the Acquired Companies has (i) received any written notice from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with any material provision of, any Legal Requirement or (ii) filed or otherwise provided any written notice to any Governmental Body or other Person regarding any actual or possible material violation of, or failure to comply with any material provision of, any Legal Requirement.

(b) Part 2.12(b) of the Disclosure Schedule identifies each Governmental Authorization material to the operation of the business of the Acquired Companies as currently conducted that is held by any of the Acquired Companies, and the Company has made available to Parent accurate and complete copies of all such Governmental Authorizations. The Governmental Authorizations identified in Part 2.12(b) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Acquired Companies to conduct their respective businesses in all material respects in the manner in which such businesses are currently being conducted. Each Acquired Company is, and at all times since March 12, 2002 has been, in substantial compliance with the terms and requirements of the Governmental Authorizations identified in Part 2.12(b) of the Disclosure Schedule. Since January 1, 2003, none of the Acquired Companies has received any written notice from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization. To the Knowledge of the Company, no Governmental Body is, as of the date of this Agreement, challenging the right of any of the Acquired Companies to design, manufacture, license, offer or sell any of its products or services.

(c) Except as set forth in Part 2.12(c) of the Disclosure Schedule, each of the Acquired Companies is, and has at all times since March 12, 2002 been, in compliance in all material respects with applicable provisions of United States export and import control laws and regulations related to the export or transfer of commodities, software and technology, including the Export Administration Regulations (15 C.F.R. §§ 730-774); the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130); the Foreign Assets Control Regulations (31 C.F.R. §§ 500-598); and the Customs Regulations (19 C.F.R. §§ 1-357).

2.13 Certain Business Practices. Except as set forth in Part 2.13 of the Disclosure Schedule, none of the Acquired Companies, and (to the Knowledge of the Company) no director, officer, agent or employee of any of the Acquired Companies, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) taken any action that would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended, if the Company were publicly held.

2.14 Tax Matters.

(a) Except as set forth in Part 2.14(a) of the Disclosure Schedule, each of the Tax Returns required to be filed by or on behalf of the respective Acquired Companies with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “Acquired Company Returns”) (i) has been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) was, or will be when filed, complete and accurate and prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Company Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Company has made available to Parent accurate and complete copies of all Acquired Company Returns relating to income taxes and all other material Acquired Company Returns.

(b) Each Acquired Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) The Company Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. Each Acquired Company will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from June 30, 2006 through the Closing Date.

(d) No Acquired Company Return for a taxable period the statue of limitations with respect to which remains open has been examined or audited by any Governmental Body. Except as set forth in Part 2.14(d) of the Disclosure Schedule, no extension or waiver of the limitation period applicable to any of the Acquired Company Returns has been granted (by the Company or any other Person) that remains in effect, and no such extension or waiver that remains in effect has been requested from any Acquired Company.

(e) Except as set forth in Part 2.14(e) of the Disclosure Schedule, no claim or Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened against or with respect to any Acquired Company in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Company with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Companies and with respect to which adequate reserves for payment have been established on the Unaudited Interim Balance Sheet). None of the Acquired Companies has been, and none of the Acquired Companies will be, required to include any adjustment in taxable income for any tax period (or portion thereof) after the Closing pursuant to Section 481 of the Code (or any comparable provision of any Tax law, rule or regulation) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. None of the Acquired Companies has made any distribution of stock of any controlled corporation, as that term is defined in Section 355(a)(1) of the Code or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 and 361 of the Code. None of the Acquired Companies (i) has been a member of an affiliated group within the meaning of Section 1504 of the Code, other than an affiliated group of which the Company was the common parent, or (ii) filed or been included in a combined, consolidated or unitary income Tax Return, other than any such Tax Return filed by the Company. None of the Acquired Companies has any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations under the Code (or any similar Legal Requirement) as a transferee or successor, by Contract or otherwise.

(f) Each of the Acquired Companies has overtly disclosed in its Acquired Company Returns any Tax reporting position taken in any Acquired Company Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable Legal Requirement.

(g) None of the Acquired Companies has consummated or participated in, or is currently participating in, any transaction that was or is a “listed transaction” or to the Knowledge of the Company, a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or similar transaction under any corresponding or similar Legal Requirement.

(h) The Company has provided Parent with all material documentation relating to any temporary exemption from Tax, Tax rate reduction, Tax credit, Tax incentive or other special concession for the computation of Tax made available by any Governmental Body to any Acquired Company.

(i) Except as set forth in Part 2.14(i) of the Disclosure Schedule, none of the Acquired Companies holds stock or any other equity interest in any legal entity which is treated as a partnership for federal, state, local or foreign income Tax purposes.

(j) None of the Acquired Companies is a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract (other than (x) any such customary agreements with customers, vendors, lessors or the like entered into in the ordinary course of business consistent with past practices and (y) agreements that address property Taxes payable with respect to properties leased to the Acquired Companies).

(k) None of the Acquired Companies has filed a consent under section 341(f) of the Code concerning collapsible corporations. Except as set forth in Part 2.14(k) of the Disclosure Schedule, none of the Acquired Companies is a party to any Contract or has adopted any plan that, in connection with the Contemplated Transactions, would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law) and (ii) any amount that will note be fully deductible as a result of section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax law). None of the Acquired Companies has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

(l) None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion there) ending after the Closing Date as a result of any: (A) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; or (B) installment sale or open transaction disposition made on or prior to the Closing Date.

2.15 Employee and Labor Matters; Benefit Plans.

(a) The Company has provided Parent with a report which accurately sets forth in all material respects, as of September 18, 2006, with respect to each employee of the Acquired Companies as of such date (including any such employee who is on a leave of absence):

(i) the name of such employee;

(ii) such employee’s title; and

(iii) such employee’s annualized base salary.

(b) Part 2.15(b) of the Disclosure Schedule accurately identifies each former employee of any of the Acquired Companies who is receiving or is currently scheduled to receive any severance benefits (whether from any of the Acquired Companies or otherwise) relating to such former employee’s employment with any of the Acquired Companies.

(c) Except as set forth in Part 2.15(c) of the Disclosure Schedule, the employment of each of the Acquired Companies’ employees is terminable by the applicable Acquired Company at will, without payment of severance or other termination benefits. The Company has made available to Parent accurate and complete copies of all current employee manuals and handbooks relating to the employment of current employees of each of the Acquired Companies.

(d) As of the date of this Agreement, to the actual knowledge of the Chief Executive Officer and Vice President, Human Resources of the Company, no employee at the level of director or above of any of the Acquired Companies: (i) has disclosed an intention to terminate his or her employment with any Acquired Company to any individual (other than himself or herself) included in the definition of “Knowledge of the Company” in this Agreement; or (ii) is, to the Knowledge of the Company, a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have a material adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of such Acquired Company; or (B) the business or operations of any Acquired Company.

(e) Except as would not reasonably be expected to result in material liability to the Acquired Companies: (i) no current or former independent contractors of any of the Acquired Companies would reasonably be deemed to be a misclassified employee; (ii) no independent contractor (A) has provided services to any of the Acquired Companies for a period of six consecutive months or longer or (B) would reasonably be deemed eligible to participate in any Company Employee Plan; and (iii) no Acquired Company has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of such Acquired Company (including coverage under each Acquired Company Employee Plan).

(f) Except as set forth in Part 2.15(f) of the Disclosure Schedule, none of the Acquired Companies is a party to or bound by any employment agreement and no employment agreement is being negotiated by any Acquired Company or Acquired Company Affiliate.

(g) Except as set forth in Part 2.15(g) of the Disclosure Schedule, none of the Acquired Companies is a party to any collective bargaining agreement or other Contract with a labor organization, trade or labor union, employees’ association or similar organization representing any of its employees (collectively, “Labor Agreements”), nor is any such Labor Agreement presently being negotiated, nor is there any current duty on the part of any Acquired Company to bargain with any labor organization or representative, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of any of the Acquired Companies. The Company has provided to Parent or its Representatives complete and accurate copies of (i) each Labor Agreement and all amendments, addenda or supplements thereto; (ii) all material correspondence and all charges, complaints, notices or orders received by any Acquired Company from the National Labor Relations Board or any labor organization during the period from the date four (4) years prior to the date hereof; and (iii) all arbitration opinions interpreting and enforcing any Labor Agreement to which any Acquired Company is a party, or by which any Acquired Company is bound. None of the Acquired Companies during the past two (2) years had a National Labor Relations Board unfair labor practice charge, or representation petition, filed against it. None of the Acquired Companies has had any strike, slowdown, work stoppage, boycott, picketing, lockout, job action, union labor dispute in the past two (2) years (other than routine contract negotiations) or, to the Knowledge of the Company, threat of any of the foregoing. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, boycott, picketing, lockout, job action, labor dispute, union organizing activity (of unrepresented employees), question concerning representation, or any similar activity or dispute. Except as would not reasonably be expected to result in material liability to the Acquired Companies, to the Knowledge of the Company, there is no Legal Proceeding, claim (other than routine claims for benefits), labor dispute, collective bargaining, or grievance pending, or to the Knowledge of the Company, threatened or reasonably anticipated, either by or against any Acquired Company, relating to any employment contract, collective bargaining obligation or agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, retaliation, immigration or discrimination matter involving any Acquired Company Employee.

(h) Part 2.15(h) of the Disclosure Schedule contains an accurate and complete list as of the date hereof of each Acquired Company Employee Plan and each Acquired Company Employee Agreement. The Company Option Plan and the Company Stock Appreciation Rights Plan were duly adopted by the board of directors of the Company. None of the Acquired Companies intends or has agreed or committed to (i) establish or enter into any new Acquired Company Employee Plan or Acquired Company Employee Agreement, or (ii) modify any Acquired Company Employee Plan or Acquired Company Employee Agreement (except to conform any such Acquired Company Employee Plan or Acquired Company Employee Agreement to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as contemplated by this Agreement).

(i) Other than the Company Stock Appreciation Rights Plan and the Stock Appreciation Rights, the Company has adopted no other stock appreciation plan and has granted no other stock appreciation rights, and no other stock appreciation rights are outstanding.

(j) Except as set forth on Part 2.15(j) of the Disclosure Letter, since December 31, 2005, there has not been any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Acquired Company Employee Plan, or any material change in the manner in which contributions to any Acquired Company Employee Plan are made or the basis on which contributions are to be determined.

(k) The Company has made available to Parent or its Representatives accurate and complete copies of: (i) all plan documents setting forth the terms of each Acquired Company Employee Plan and each Acquired Company Employee Agreement, including all material amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required in connection with each Acquired Company Employee Plan; (iii) for each Acquired Company Employee Plan that is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Acquired Company Employee Plan assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, required with respect to each Acquired Company Employee Plan; (v) all material written Contracts relating to each Acquired Company Employee Plan, including administrative service agreements and group insurance contracts; (vi) all material written materials provided to any Acquired Company Employee relating to any Acquired Company Employee Plan and any proposed Acquired Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any material liability to any of the Acquired Companies or any Acquired Company Affiliate except for such written materials incorporated into the applicable plan documents; (vi) all correspondence to or from any Governmental Body relating to any Acquired Company Employee Plan, except for the correspondence that does not reflect or relate to any actual or potential material liability of the Acquired Companies; (vii) all discrimination tests required under the Code for each Acquired Company Employee Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; (viii) a sample COBRA form and related notices (ix) all insurance policies in the possession of any of the Acquired Companies or any Acquired Company Affiliate pertaining to fiduciary liability insurance covering the fiduciaries for each Acquired Company Employee Plan; and (x) the most recent IRS determination or opinion letter issued with respect to each Acquired Company Employee Plan intended to be qualified under Section 401(a) of the Code.

(l) Each of the Acquired Companies and Acquired Company Affiliates has performed, in all material respects, all obligations required to be performed by it under each Acquired Company Employee Plan, and, to the Knowledge of the Company, there has been no material default or violation by any other party of the terms of any Acquired Company Employee Plan. Except as set forth in Part 2.15(l) of the Disclosure Schedule, each Acquired Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable Legal Requirements, including ERISA, the Code, and all applicable collective bargaining agreements. Any Acquired Company Employee Plan intended to be qualified under Section 401(a) of the Code (and any related trust intended to be exempt from tax under Section 501(a) of the Code) (i) has received a favorable determination or opinion letter from the IRS that it is so qualified (and its related trust so exempt); (ii) has filed an application for a determination or opinion letter with the IRS within 12 months prior to the date of this Agreement and is awaiting a response to such application or (iii) if such plan is not permitted to apply for a determination letter, is being operated, in all material respects, in accordance with applicable Legal Requirements. No fact or event has occurred since the date of any determination or opinion letter from the IRS that is reasonably likely to materially and adversely affect the qualified status of any such Acquired Company Employee Plan or the exempt status of any such trust. Except as would not reasonably be expected to result in material liability to the Acquired Companies, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, that is not otherwise exempt under Section 408 of ERISA or Section 4975 of the Code, has occurred with respect to any Acquired Company Employee Plan. Except as would not reasonably be expected to result in material liability to the Acquired Companies, there are no claims or Legal Proceedings pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits), against any Acquired Company Employee Plan or against the assets of any Acquired Company Employee Plan. Each Acquired Company Employee Plan (other than any Acquired Company Employee Plan to be terminated prior to the Closing in accordance with this Agreement) may be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent, any of the Acquired Companies or any Acquired Company Affiliate (other than ordinary administration expenses and accrued benefits), subject to applicable Legal Requirements. There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened by the IRS, the DOL, or any other Governmental Body with respect to any Acquired Company Employee Plan. No Acquired Company, and no Acquired Company Affiliate, has in the last three years incurred any material penalty or tax with respect to any Acquired Company Employee Plan under Section 502(i) of ERISA, under Sections 4975 through 4980 of the Code or under any other applicable Legal Requirement. Each of the Acquired Companies has timely made all contributions and other payments required by and due under the terms of each Acquired Company Employee Plan and all applicable collective bargaining agreements, except for such failures as would not reasonably be expected to result in material liability to the Acquired Companies.

(m) Except as set forth in Part 2.15(m) of the Disclosure Schedule, no Acquired Company, and no Acquired Company Affiliate, has ever maintained, established, sponsored, participated in, or contributed to any: (i) Acquired Company Pension Plan subject to Title IV of ERISA; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA or (iii) Acquired Company Pension Plan in which stock of any of the Acquired Companies or any Acquired Company Affiliate is or was held as a plan asset. The fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan, and no Contemplated Transaction shall cause any such assets or insurance obligations to be less than such benefit obligations, except as would not reasonably be expected to result in material liability to the Acquired Companies.

(n) Except as set forth in Part 2.15(n) of the Disclosure Schedule, no Acquired Company, and no Acquired Company Affiliate, has incurred any penalties, excise taxes or interest under Title IV of ERISA and no condition exists that presents a risk now or in the future to any Acquired Company or any Acquired Company Affiliate of incurring any such liability (other than liability for benefits or premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course) in each case as would reasonably be expected to result in, or has resulted in, any material liability to the Acquired Companies. No Acquired Company Pension Plan has an “accumulated funding deficiency” (within the meaning of Section 301 of ERISA or Section 412 of the Code) whether or not waived. Except as set forth in Part 2.15(n) of the Disclosure Schedule, with respect to each Acquired Company Pension Plan that is a defined benefit plan (as defined in Section 3(35) of ERISA), the assets of such plan equal or exceed the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) and valued on the basis of the continuation, and not the termination, of such Acquired Company Pension Plan. In the past three years, no “reportable event” within the meaning of Section 4043(c)(1), (4), (5), (6) or (13) of ERISA has occurred with respect to any Acquired Company Pension Plan that is a defined benefit plan (as defined in Section 3(35) of ERISA). With respect to any Acquired Company Pension Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, the total potential withdrawal liability, within the meaning of Section 4201 of ERISA, if the Acquired Company or Acquired Company Affiliates were to withdraw from one or more of such Acquired Company Pension Plans would not be expected to have an adverse effect on, or result in a material liability to, any Acquired Company.

(o) Except as set forth in Part 2.15(o) of the Disclosure Schedule, no Acquired Company Employee Plan provides (except at no cost to the Acquired Companies), retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. Other than commitments made that involve no future costs to any of the Acquired Companies or any Acquired Company Affiliate, no Acquired Company, and no Acquired Company Affiliate, has to the Knowledge of the Company ever promised or contracted (whether in oral or written form) to any Acquired Company Employee (either individually or to Acquired Company Employees as a group) or any other Person that any such Acquired Company Employee or other Person would be provided with retiree life insurance, retiree health benefits or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(p) Except as set forth in Part 2.15(p) of the Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution or delivery of this Agreement nor the consummation of any of the Contemplated Transactions will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Acquired Company Employee Plan, Acquired Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration of any right, obligation or benefit, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Acquired Company Employee.

(q) Except as set forth in Part 2.15(q) of the Disclosure Schedule each of the Acquired Companies (i) is, and at all times has been, in material compliance with all applicable Legal Requirements and with any order, ruling, decree, judgment or arbitration award of any arbitrator or any court or other Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, employee benefits, hours or other labor-related matters, including Legal Requirements relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Acquired Company Employees; (ii) has withheld and reported in all material respects all amounts required by any Legal Requirement or Acquired Company Contract to be withheld and reported with respect to wages, salaries and other payments to any Acquired Company Employee; (iii) has no material liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no material liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Acquired Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice). Since June 30, 2005, none of the Acquired Companies has effectuated a “mass layoff,” “plant closing,” partial “plant closing,” “relocation” or “termination” (each as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Legal Requirement) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Acquired Companies.

(r) Each Acquired Company Employee Plan, Acquired Company Employment Agreement, or other contract, plan, program, agreement, or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code and the applicable provisions of IRS Notice 2005-1, proposed Treasury Regulation §§ 1.409A-1 through 1.409A-6, and any subsequent guidance relating thereto; and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Acquired Company Employee Plan, Acquired Company Employment Agreement, or other contract, plan, program, agreement, or arrangement.

(s) To the Knowledge of the Company, there are no facts indicating that the consummation of any of the Contemplated Transactions will have a material adverse effect on the labor relations of any of the Acquired Companies.

(t) Part 2.15(t) of the Disclosure Schedule accurately identifies as of the date hereof the number of employees of any of the Acquired Companies who are not fully available to perform work because of long-term disability or other long-term leave.

2.16 Environmental Matters. Notwithstanding the breadth or potential application of any other representation or warranty of the Company set forth in this Agreement, this Section 2.16 together with Section 2.5(a) and Section 2.12(b) contain the Company’s sole and exclusive representations and warranties regarding environmental, health and safety matters. Except as set forth in Part 2.16 of the Disclosure Schedule:

(a) Since March 12, 2002, each Acquired Company has been and presently is in compliance with all applicable Environmental Laws in all material respects, which compliance includes the possession by each of the Acquired Companies of all Governmental Authorizations materially necessary under applicable Environmental Laws, and each of the Acquired Companies is in compliance with the terms thereof. None of the Acquired Companies has received any written notice since March 12, 2002 from any Governmental Body or other Person that any of the Acquired Companies is not in material compliance with any Environmental Law or any such Governmental Authorization.

(b) There are no pending or, to the Knowledge of the Company, threatened material claims of any kind against any of the Acquired Companies resulting from any applicable Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties or assets based on events occurring or facts and circumstances arising after March 12, 2002.

(c) There are no material Environmental, Health, and Safety Liabilities, arising out of actions taken by any of the Acquired Companies since March 12, 2002 with respect to the Facilities or with respect to any other properties or assets in which any of the Acquired Companies, has or had an interest.

(d) All hazardous materials stored, used, transported, disposed of and handled by any of the Acquired Companies have been stored, used, transported, disposed of and handled in material compliance with all Environmental Laws.

(e) Since March 12, 2002, there has been no material Release or material Threat of Release of any hazardous materials at or from the Facilities or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed from or disposed of by the Acquired Companies and, in each case, for which the Acquired Companies have or may have any material Environmental Health and Safety Liability.

(f) The Company has made available to the Parent true and complete copies and results of any Phase I or Phase II environmental site assessments in the Company’s possession with respect to the facilities.

2.17 Insurance. Part 2.17 of the Disclosure Schedule identifies each insurance policy currently maintained by, at the expense of or for the benefit of any of the Acquired Companies and identifies any claims over $50,000 (including any workers’ compensation claims) made thereunder as of August 31, 2006 and the Company has delivered to Parent or its Representatives accurate and complete copies of the insurance policies identified in Part 2.17 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect or has been replaced with a policy that provides equivalent coverage in all material respects. Since March 12, 2002, none of the Acquired Companies has received any written notice regarding any (a) cancellation or invalidation of any insurance policy identified or required to be identified in Part 2.17 of the Disclosure Schedule, (b) refusal of any coverage or rejection of any claim under any such insurance policy (other than standard reservation of rights letters), or (c) material increase in the amount of the premiums currently payable with respect to any such insurance policy.

2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Disclosure Schedule: (a) no Related Party has, and no Related Party has at any time since January 1, 2005 had, any direct or indirect interest in any material asset used in or otherwise relating to the business of any of the Acquired Companies (other than as a result of its ownership interest in Company Capital Stock); (b) no Related Party is, or has at any time since January 1, 2005 been, indebted to any of the Acquired Companies for any amount in excess of $50,000; and (c) since January 1, 2005, no Related Party has entered into, or has had any direct or indirect financial interest in, any Material Contract, transaction or business dealing involving any of the Acquired Companies (other than as a result of its ownership interest in Company Capital Stock). For purposes of this Section 2.18, each of the following shall be deemed to be a “Related Party”: (i) each of the Key Stockholders; (ii) each individual who is, or who was since March 12, 2002 at the time of the entry into the transaction or the creation of the interest in question an officer or director of the Company; (iii) each member of the immediate family of each of the Persons referred to in clause “(ii)” above; (iv) each Person that is, or that was at any time since March 12, 2002 at the time of the entry into the transaction or the creation of the interest in question an affiliate of any Key Stockholder (other than any portfolio company or limited partner of such Key Stockholder); and (v) any trust or other Entity (other than the Company) in which, to the Knowledge of the Company, any one of the Persons referred to in clauses “(i)”, “(ii),” “(iii)” and “(iv)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, at least ten percent (10%) of the voting, proprietary or equity interest.

2.19 Legal Proceedings; Orders.

(a) Except as set forth in Part 2.19 of the Disclosure Schedule, as of the date of this Agreement (x) there is no pending Legal Proceeding, and (y), to the Knowledge of the Company, no Person has since January 1, 2005 threatened to commence any Legal Proceeding that, in either case: (i) involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies; or (ii) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. Except as set forth in Part 2.19 of the Disclosure Schedule, to the Knowledge of the Company as of the date of this Agreement there is no claim or dispute that would reasonably be expected to give rise to the commencement of any Legal Proceeding with an amount in dispute in excess of $250,000. No claim, dispute or Legal Proceeding disclosed in Part 2.19 of the Disclosure Schedule would, if determined adversely to the Acquired Company party thereto, reasonably be expected to have or result in a Material Adverse Effect.

(b) There is no Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject. To the Knowledge of the Company, none of the Key Stockholders is subject to any Order that relates to the business of any Acquired Company or to any of the assets owned or used by any Acquired Company. To the Knowledge of the Company, no officer or key employee of any of the Acquired Companies is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies as currently conducted or currently proposed to be conducted.

2.20 Authority; Binding Nature of Agreement. The Company has the right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors. The board of directors of the Company (at a meeting duly called and held) has (a) determined that the Certificate Amendment (as defined in Section 5.15) and the Merger are advisable and fair and in the best interests of the Company and its stockholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger, (c) authorized and approved the Certificate Amendment, and (d) recommended the adoption of this Agreement and the approval of the Certificate Amendment by the holders of Company Capital Stock and directed that this Agreement, the Merger and the Certificate Amendment be submitted for consideration by the Company’s stockholders. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and the enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21 Non-Contravention; Consents. Except as set forth in Part 2.21 of the Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any of the Ancillary Agreements, nor (2) the consummation of the Merger or any of the other Contemplated Transactions will directly or indirectly (with or without notice or lapse of time):

(a) assuming the Required Amended Stockholder Votes and Required Merger Stockholder Votes are obtained and the filing of the Merger certificate in accordance with the DGCL, contravene, conflict with or result in a violation of (i) any of the provisions of the Organizational Documents of any of the Acquired Companies, or (ii) any resolution adopted by the stockholders or members, as applicable, the board of directors or similar governing body, as applicable, or any committee thereof, of any of the Acquired Companies;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Acquired Companies, or any material asset owned or leased by any of the Acquired Companies, is subject, except (i) under the HSR Act and other applicable Antitrust Laws (as defined in Section 5.1), and (ii) for conflicts or violations which would not, individually or in the aggregate, reasonably be expected to have or result in a material adverse effect on the Company’s ability to consummate the Merger;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to the business of any of the Acquired Companies or to any material assets owned or leased by any of the Acquired Companies;

(d) contravene, conflict with or result in a violation in any material respect or breach of, or result in a default in any material respect under, any provision of any Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Material Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any Material Contract, (iii) accelerate the maturity or performance in any material respect of any obligation under any Material Contract, or (iv) cancel, terminate or modify any material term of any Material Contract;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Companies (except for Permitted Encumbrances); or

(f) result in the transfer of any material asset of any of the Acquired Companies to any Person.

Except as may be required by the DGCL, the HSR Act or applicable federal and state securities laws and as set forth in Part 2.21 of the Disclosure Schedule, none of the Acquired Companies was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the Ancillary Agreements executed, delivered or entered into in connection with the Contemplated Transactions, or (y) the consummation of the Merger or any of the other Contemplated Transactions.

2.22 Vote Required.

(a) The affirmative votes of the holders of (i) a majority of the shares of Company Capital Stock outstanding, voting together on an as-if converted to common stock basis and adjusted pursuant to the Company’s Organizational Documents as a single class, (ii) a majority of the shares of Company Preferred Stock outstanding, voting as a class, and (iii) a majority of the shares of Company Common Stock outstanding, voting as a class (the votes referred to in clauses “(i),” “(ii)” and “(iii)” of this sentence being referred to collectively as the “Required Amendment Stockholder Votes”) are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve the Certificate Amendment.

(b) The affirmative votes of the holders of (i) a majority of the voting power of the Company Common Stock and Company Preferred Stock outstanding, voting together as a single class on an as-if converted to Company Common Stock basis (and taking account of the adjusted voting power provided in the Company’s certificate of incorporation (the “Required Merger Stockholder Votes”) are the only votes of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the Merger and the other Contemplated Transactions (other than the Certificate Amendment).

(c) The Key Stockholders collectively own of record a sufficient number of shares of Company Capital Stock to obtain the Required Merger Stockholder Votes.

2.23 Financial Advisor. Except as disclosed in Part 2.23 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Companies.

2.24 Transaction Expenses. Part 2.24 of the Disclosure Schedule provides a reasonable, good faith estimate as of the date hereof of all Transaction Expenses incurred on or prior to the date of this Agreement, and all Transaction Expenses that are or will become payable with respect to services performed on or prior to the date of this Agreement.

2.25 Proxy Information. The information supplied by or on behalf of the Company for inclusion in the Proxy Statement related to the Acquired Companies will not, as of the date of the Proxy Statement, the time the Proxy Statement is mailed to the stockholders of Parent or as of the date of the Parent Stockholders’ Meeting (as defined in Section 5.4) (or any adjournment or postponement thereof), inaccurately state a material fact.

SECTION 3. Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate power and authority to enter into and to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement has been duly executed and delivered and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the enforcement of creditors’ rights generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the Effective Time, Parent, as the sole stockholder of Merger Sub, will vote the shares of Merger Sub stock in favor of the approval of this Agreement, as and to the extent required by applicable Legal Requirements, including the DGCL.

3.2 Valid Existence. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. As of the date hereof, all of the outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all encumbrances (other than those created by this Agreement and the Contemplated Transactions hereby).

3.3 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the Ancillary Agreements, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) assuming the Required Parent Merger Stockholder Vote is obtained and the filing of the Merger certificate in accordance with the DGCL, contravene, conflict with or result in a violation of (i) any of the provisions of the articles of incorporation or bylaws of Parent, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent since Parent’s inception; or

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Parent, or any of the material assets owned or used by Parent, is subject, except (i) under the HSR Act and other applicable Antitrust Laws (as defined in Section 5.1), and (ii) for conflicts or violations which would not, individually or in the aggregate, reasonably be expected to have or result in a material adverse effect on Parent’s ability to consummate the Merger.

Except (a) as may be required by the DGCL or by the HSR Act and other applicable Antitrust Laws; (b) for the Required Parent Merger Stockholder Vote, and (c) for filings (i) required under the Exchange Act and the rules and regulations promulgated thereunder, (ii) required by the American Stock Exchange with respect to the Merger and the Contemplated Transactions, and (iii) as otherwise may be required in order for Parent to comply with applicable federal and state securities laws, Parent was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person prior to the Effective Time in connection with (A) the execution, delivery or performance of this Agreement or any of the Contemplated Transactions, and (B) the consummation of the Merger or any of the Contemplated Transactions, except where the failure to make or obtain any such filing, notice or Consent would not reasonably be expected to materially impair or delay the ability of Parent to consummate the Merger.

3.4 Vote Required. The Required Parent Merger Stockholder Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve Merger and the other Contemplated Transactions.

3.5 Financial Advisor. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any of the Key Stockholders in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

3.6 Financing Letters. Parent has provided to the Company a true, correct and complete copy of the commitment letter, dated as of September 26, 2006 (together with the related fee letter, the “Wachovia Financing Commitment”) from Wachovia Capital Finance Corporation (Western) (together with its affiliates, “Wachovia”), which evidences Wachovia’s commitments to structure, arrange and syndicate a senior secured revolving loan facility in an amount up to $65 million on the terms and subject to the conditions set forth therein.

SECTION 4. 4.1	Certain Covenants of the Company Access and Investigation.

(a) During the period from the date of this Agreement through the earlier of the Effective Time or the valid termination of this Agreement in accordance with Section 8 (the “Pre-Closing Period”), the Company shall, and shall cause each of the Acquired Companies to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours, in such a manner as to not interfere unreasonably with the operations of the Acquired Companies, to the senior management, personnel and assets of the Acquired Companies and to all existing books, records, Tax Returns, work papers, Acquired Company Contracts and other documents and information relating to the Acquired Companies; and (b) provide Parent and Parent’s Representatives (at Parent’s sole cost and expense) with copies of such existing books, records, Tax Returns, work papers, Acquired Company Contracts and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request; provided, however, access to any work papers prepared by the Acquired Companies’ independent auditor may be subject to the execution by Parent of a customary “hold harmless” letter reasonably satisfactory to such independent auditors.

(b) Without limiting the generality of the previous sentence, during the Pre-Closing Period, the Company shall, and shall cause the Representatives of each of the Acquired Companies to, permit Parent’s senior officers to meet with the Controller of the Company and other officers of the Acquired Companies responsible for the Company’s financial statements, the internal controls of the Acquired Companies and the disclosure controls and procedures of the Acquired Companies to discuss such matters as Parent may reasonably deem necessary or appropriate for Parent to satisfy its obligations under the Sarbanes-Oxley Act of 2002 and the rules and regulations relating thereto.

(c) During the Pre-Closing Period:

(i) within 25 days after the end of each calendar month during the Pre-Closing Period that is not the last month of a fiscal quarter, the Company shall deliver to Parent (A) a consolidated balance sheet of the Company and its consolidated Subsidiaries as of the last day of such calendar month, and (B) consolidated statements of income and to the extent reasonably requested by Parent (on behalf of lenders to, and/or equity investors in, Parent) cash flows for such calendar month; and

(ii) within 45 days after the end of each fiscal quarter during the Pre-Closing Period, the Company shall deliver to Parent (A) a consolidated balance sheet of the Company and its consolidated Subsidiaries as of the last day of such fiscal quarter, and (B) consolidated statements of income, stockholders’ equity and cash flows for such fiscal quarter.

(d) During the Pre-Closing Period, the Company shall cooperate with, and provide reasonable assistance to, Parent and Parent’s Representatives in the preparation of projections including forecasted consolidated and consolidating balance sheets and statements of income and cash flows for the Acquired Companies, together with explanations of the assumptions on which such forecasts are based as reasonably requested by Parent for the purpose of providing such information to potential lenders to, and/or equity investors in, Parent or the Surviving Corporation. Notwithstanding the foregoing, but without limiting any representation or warranty of the Company expressly set forth in this Agreement, Parent acknowledges and agrees that the Company makes no representations with respect to such projections, that there can be no guarantee of the future operating results of the Company, and in no event shall any Parent Indemnitee have any claim for indemnification hereunder as a result of such projections or the failure to achieve the projected operating results set forth therein.

(e) The Company shall promptly notify Parent in the event that any error is identified in the financial statements of the Company or other information included in the definitive Proxy Statement mailed to Parent’s stockholders which would require Parent to mail a supplement or amendment to the Proxy Statement to Parent’s stockholders. The Company shall bear or pay prior to the Closing all costs associated with any additional mailings referenced in the preceding sentence required as a result of such error.

(f) During the Pre-Closing Period, the Company shall provide to Parent any new or revised forecasts given to an Acquired Company by any of the customers identified in Part 2.7(d) of the Disclosure Schedule that would have been required to be included in Part 2.7(d) of the Disclosure Schedule if such forecasts had been the last forecasts received from each such customer prior to the date hereof. Such new or revised forecasts shall be delivered to Parent on a monthly basis or to the extent not previously required to be provided, no fewer than two (2) business days prior to the Closing Date. The Company shall make the employees of the Acquired Companies available to Parent upon reasonable notice and during normal business hours in connection with inquiries relating to such forecasts.

4.2 Operation of the Company’s Business. During the Pre-Closing Period:

(a) the Company shall ensure that it and each of the other Acquired Companies:

(i) conducts its business and operations in the ordinary course, in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(ii) conducts its business and operations consistent with the Company’s 2006 balance sheet and cash flow projections as of June 20, 2006 delivered by the Company to Parent prior to the date hereof (the “2006 Street Case”) and the Company’s income statement forecasts for 2006, 2007 and 2008 delivered by the Company to Parent prior to the date hereof (the “Three Year Projections”); provided, however, that failure by the Company to meet the 2006 Street Case and Three Year Projections shall not, in and of itself, be conclusive evidence that the Company conducted its business and operations in a manner inconsistent with such projections and forecasts;

(iii) uses reasonable efforts to, as a whole, preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, labor organizations, Governmental Bodies, and other Persons having business relationships with the Acquired Companies;

(iv) keeps in full force all insurance policies identified in Part 2.17 of the Disclosure Schedule (except for replacement of insurance policies providing substantially similar levels of coverage);

(v) promptly notifies Parent of (A) any notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, or (B) any Legal Proceeding commenced, or, to the Knowledge of the Company, overtly threatened in writing against any of the Acquired Companies; and

(vi) (A) pays (in a timely manner) any amounts due and owing to International Business Machines Corporation (“IBM”) under the License Agreement dated July 1, 2004, by and between the Company and IBM (the “IBM License Agreement”) and (B) shall not exercise the option, under the IBM License Agreement, to designate a third “have-made sublicensee” without Parent’s prior written consent, not to be unreasonably withheld;

(b) the Company shall not, and shall not permit any of the other Acquired Companies to, except as consented to by Parent (which consent may not except in the cases of clauses (i) through (iii), (v) through (viii), (xi) and (xii) below and clause (xv) below (to the extent clause (xv) relates to any matter set forth in any of clauses (i) through (iii), (v) through (viii), (xi) or (xii) below) be unreasonably withheld, conditioned or delayed) or as set forth in Part 4.2(b) of the Disclosure Schedule:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except upon the exercise of a repurchase right in favor of the Company arising under a Company Stock Option that was previously exercised or as provided in the Conexant Supply Termination Agreement Amendment);

(ii) sell, issue or authorize the issuance of (i) any capital stock or other security, (ii) any option or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company shall be permitted (x) to grant stock options to employees in accordance with its past practices, (y) to issue Company Common Stock to employees upon the exercise of outstanding Company Options, and (z) issue Company Common Stock upon conversion of Company Preferred Stock);

(iii) amend or waive any of its rights under, or permit the acceleration of vesting under, (A) any provision of the Company Stock Appreciation Rights Plan, or (B) any provision of any agreement evidencing any outstanding Stock Appreciation Rights;

(iv) (A) establish, adopt or materially amend any Acquired Company Employee Benefit Plan, Acquired Company Employment Agreement or Acquired Company Pension Plan (except that the Company will enter into the Employment Agreements and except as required to comply with applicable Legal Requirements and with prior notice to Parent), (B) pay any bonus or make any profit sharing payment, cash incentive payment or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (other than payments or increases required pursuant to the Labor Agreement, any Acquired Company Employee Benefit Plan or any Acquired Company Employment Agreement as in effect on the date hereof and salary increases and bonuses for non-executive employees in the ordinary course of business consistent with past practice), (C) hire any new officer or any new employee whose annual base compensation is greater than $100,000, or (D) terminate any existing officers or employees at the level of director or above of any of the Acquired Companies;

(v) decrease quarterly contributions to the Acquired Company Pension Plan below (A) $260,000 per quarter for the quarter ended September 30, 2006 and December 31, 2006 and (B) thereafter actuarially determined amounts;

(vi) amend its Organizational Documents, or effect or become a party to (other than as a stockholder) any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vii) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(viii) make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made by or on behalf of the Acquired Companies since July 1, 2006, do not exceed, in the aggregate: (A) $20.2 million through September 29, 2006, (B) $30.2 million through March 31, 2007; provided, however, that Parent shall not unreasonably withhold its consent to any proposal by the Company to increase the amount of permitted capital expenditures for the period from December 31, 2006 through March 31, 2007 by an amount not in excess of $1.75 million or (C) $33.45 million through May 31, 2007, provided, however that Parent shall not unreasonably withhold its consent to any proposal by the Company to increase the permitted amount of capital expenditures for the period from March 31, 2007 to May 31, 2007 by an amount not in excess of $1.75 million;

(ix) enter into any Contract that is or would constitute a Material Contract, or amend, renew or prematurely terminate, or (except in the ordinary course of business) knowingly waive any material right or remedy under, any Material Contract (except for: (r) any amendment to the Alliance Program Attachment to Customer Agreement MA4747, dated June 3, 2002, between the Company and Mentor Graphics Corporation, the sole effect of which is to expand the definition of “AP Products” under such agreement to include additional products and to establish corresponding pricing for such additional products, but which does not otherwise alter the terms and conditions of the agreement; (s) any amendment (including amendments implementing new “Product Quotations”) to the Fixed-Term License Agreement FTLA-02JAZZ0816, dated August 16, 2002, between Newport Fab, LLC and Cadence Design Systems, the sole effect of which is to expand the definition of “Licensed Programs” under such agreement to include additional products and to establish corresponding pricing for such additional products, but which does not otherwise alter the terms and conditions of the agreement; (t) any amendment (including amendments to the relevant Statement of Work attachments) to the Standard Cell Library Development & License Agreement dated May 31, 2006, between the Company and Synopsys, Inc. or the Drom Library Development & License Agreement dated May 31, 2006, between the Company and Synopsys, Inc., to expand the definition of “Licensed Libraries” under such agreements to include additional products and to establish corresponding pricing for such additional products, but which does not otherwise alter the terms and conditions of the agreement (u) any purchase order accepted by an Acquired Company from a customer; (v) any agreement with a customer that is consistent in all material respects with the terms and conditions of the Company’s standard form of wafer purchase agreement (rev. 0704) (other than modifications negotiated at arms’ length with a customer that are not material to the operation of the Acquired Companies’ business), which contains no obligations of the Company to reserve any fabrication capacity for such customer except to the extent that the Company has accepted a binding purchase order from such customer and contains no obligations of exclusivity binding upon the Company; (w) any agreement with a supplier for the purchase of equipment, raw materials, services or supplies; (x) any Employment Agreements not prohibited by subsection (iv) above; (y) any Contract for capital expenditures permitted by subsection (viii) above; and (z) any Contract for licenses permitted by subsection (xi) below; provided, however, that each of (r) through (z) above shall be in the ordinary course of business of the Company);

(x) (i) acquire any asset for a purchase price exceeding $250,000 or assets for an aggregate purchase price exceeding $1 million (other than the acquisition of raw materials or supplies in the ordinary course of business consistent with past practice and licenses of the type required to be disclosed on Part 2.9 of the Disclosure Schedule and the acquisition of capital assets subject to subclause (viii) above); (ii) sell or otherwise dispose of any asset other than the sale of finished goods inventory in the ordinary course of business consistent with past practice, scrapped inventory and the disposal of obsolete equipment consistent with past practice; (iii) enter into a license or lease for any asset involving the payment by an Acquired Company of, or the receipt by an Acquired Company of payments, greater than $100,000 in any twelve month period or $250,000 over the term of the lease or license; or (iv) knowingly waive or relinquish any material rights outside of the ordinary course of business;

(xi) lend money to any Person (except that the Acquired Companies may make advances to employees, officers, directors or independent contractors for business expenses and the Company may allow employees to acquire Company Common Stock in exchange for promissory notes upon exercise of Company Options, in each case in the ordinary course of business consistent with past practice), or incur or guarantee any indebtedness for borrowed money (except for (1) the issuance of letters of credit in the ordinary course of business, (2) borrowings under the Loan and Security Agreement with Wachovia Capital Finance Corporation (Western) or (3) borrowings from any Key Stockholders (not to exceed $15 million in the aggregate) that are repaid at or prior to the Closing);

(xii) change any of its methods of accounting or accounting practices in any material respect, except as required by GAAP;

(xiii) make any material Tax election;

(xiv) commence any Legal Proceeding seeking amounts in excess of $100,000 or seeking any non-monetary relief or settle any material Legal Proceeding except for settlements involving solely monetary consideration; or

(xv) agree or commit to take any of the actions described in this clause (b).

4.3 Notification; Updates to Disclosure Schedule.

(a) During the Pre-Closing Period, each party shall promptly notify the other party in writing of: (i) the discovery by the first party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in or breach of any representation or warranty of the first party contained in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in or breach of any representation or warranty of the first party contained in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; and (iii) any material breach of any covenant or obligation of the first party. In addition, during the Pre-Closing Period, each of the Company and Parent shall promptly notify the other in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company may deliver to Parent an update to the Disclosure Schedule specifying such change. No such update other than any update to Part 2.9 or Part 2.10 of the Disclosure Schedule permitted hereby shall be deemed to supplement or amend the Disclosure Schedule for the purposes of: (i) determining the accuracy of any of the representations and warranties in this Agreement or in any certificate or other Acquired Company Contract referred to in this Agreement; (ii) determining whether any condition set forth in Section 6 has been satisfied; or (iii) determining compliance with any covenant set forth in this Agreement; provided, however, that any update to Part 2.9 or Part 2.10 of the Disclosure Schedule permitted hereby for the purpose of adding to Part 2.9 or Part 2.10 of the Disclosure Schedule a list of any Material Contracts or licenses of Intellectual Property entered into after the execution of this Agreement of the type described in Section 4.2(b)(ix) or 4.2(b)(x) shall be deemed to supplement the Disclosure Schedule, but solely for the purposes of determining whether the representations and warranties of the Company set forth in this Agreement are inaccurate or have been breached as of the Closing Date (as if such representations and warranties had been made on and as of the Closing Date) as a result of the matters described in this proviso.

4.4 No Negotiation. During the Pre-Closing Period, (i) neither the Company nor any of the other Acquired Companies shall, (ii) the Company shall ensure that no officer, director, employee or partner of the Company or any other Acquired Company shall, and (iii) the Company shall use commercially reasonable efforts to ensure that no other Representative of the Company or any other Acquired Company shall, directly or indirectly: (a) solicit, knowingly facilitate or knowingly encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent or its Representatives acting on behalf of Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent or its Representatives acting on behalf of Parent) relating to or in connection with a possible Acquisition Transaction; or (c) consider, entertain or accept any proposal or offer from any Person (other than Parent or its Representatives acting on behalf of Parent) relating to a possible Acquisition Transaction; provided, however, that nothing contained in this Section 4.4 shall prohibit the Company from having discussions with any potential joint venture partner or otherwise considering any strategic acquisition so long as (x) the potential joint venture or acquisition transaction does not contemplate the sale or issuance of any securities of any Acquired Company (unless otherwise disclosed to Parent prior to the date hereof) and would be intended primarily to address the needs of the Acquired Companies to find alternative sources of production of wafers for customers of the Acquired Companies during periods where the Acquired Companies lack the manufacturing capacity to fulfill their customers’ orders or forecasted orders for wafers, and (y) the Company does not enter into any letter of intent or other binding agreement with respect to any of the foregoing without the prior written consent of Parent, not to be unreasonably withheld. The Company shall promptly (and in any event within 48 hours of receipt thereof) notify Parent in writing of any inquiry, proposal or offer relating to a possible Acquisition Transaction (including the identity of the Person making or submitting such inquiry, proposal or offer, and the terms thereof) that is received by the Company, any other Acquired Company, any officer, director, employee or partner of the Company or any other Acquired Company or (to the Knowledge of the Company) any other Representative of any Acquired Company during the Pre-Closing Period (in each case excluding any such notification and information regarding any inquiry, request or proposal made on or prior to the date hereof, provided that no additional actions or communication regarding such prior proposals occur after the date hereof).

4.5 Termination of Public Offering. The Company shall, and shall cause its Representatives to, immediately cease any and all activities in connection with the Company’s initial public offering. As promptly as practicable (and in no event more than two business days) following the date of this Agreement, the Company shall withdraw its Registration Statement on Form S-1 filed with the SEC prior to the date of this Agreement and all amendments thereto.

SECTION 5. Additional Covenants of the Parties

5.1 Regulatory Approvals. Each party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body or the American Stock Exchange with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body or the American Stock Exchange. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust Legal Requirements or regulations (collectively, the “Antitrust Laws”) in connection with the Merger. Subject to Section 5.8(b), the Company and Parent shall: (a) respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters; (b) use commercially reasonable efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the Antitrust Laws as soon as practicable; and (c) use commercially reasonable efforts to resolve any objections which may be asserted by any Governmental Body with respect to the Merger under the Antitrust Laws. Subject to Section 5.8(b), in the event any Legal Proceeding is threatened or instituted by any Governmental Body challenging the Merger as violative of Antitrust Laws, each of Parent and the Company shall use commercially reasonable efforts to avoid the institution of, or to resist or resolve, such Legal Proceeding. At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action relating to the business, product lines or assets of any Acquired Company, provided that any such action is: (A) determined by Parent in good faith to facilitate compliance with any Legal Requirement or any request by any Governmental Body; and (B) conditioned upon the consummation of the Merger.

5.2 Written Consents; Information Statement. Immediately following the execution of this Agreement, the Company shall ensure that each Key Stockholder executes and delivers to the Company a written consent approving the Merger, adopting this Agreement and approving the Certificate Amendment (a “Written Consent”). As soon as reasonably practicable (but in any event within five business days) following the date on which the Proxy Statement is mailed to Parent’s stockholders, the Company shall (a) complete the preparation of an information statement accurately describing this Agreement, the Merger, the other Contemplated Transactions and the provisions of Section 262 of the DGCL (the “Information Statement”), and (b) deliver the Information Statement to those of its stockholders who did not execute Written Consents for the purpose of informing them of the approval of the Merger, the adoption of this Agreement and the approval of the Certificate Amendment. The Information Statement shall include, subject to the fiduciary duties of the board of directors of the Company, a statement to the effect that the board of directors of the Company recommends that the Company’s stockholders that have not been deemed to have executed Written Consents approving the Merger, adopt this Agreement and approve the Certificate Amendment.

5.3 Proxy Statement. As promptly as reasonably practicable after Parent’s receipt from the Company of all of the information regarding the Acquired Companies that Parent may reasonably request in good faith in connection with the preparation thereof, Parent shall prepare and cause the Proxy Statement to be filed with the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff. Parent shall cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as reasonably practicable after the SEC notifies Parent that it has no further comments on the preliminary Proxy Statement. The Company shall promptly furnish to Parent all information concerning the Acquired Companies as may be required or reasonably requested in connection with any action contemplated by this Section 5.3. If any event relating to any of the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC.

5.4 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary to call, give notice of and hold a meeting of Parent’s stockholders to approve the Merger (the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting will be held as promptly as reasonably practicable after the date on which the Proxy Statement is mailed to the stockholders of Parent, consistent with applicable Legal Requirements.

(b) Subject to Section 5.4(c): (i) the Proxy Statement shall include a statement to the effect that the board of directors of Parent recommends that Parent’s stockholders vote to approve the Merger (the recommendation of Parent’s board of directors that Parent’s stockholders vote to approve the Merger being referred to as the “Parent Board Recommendation”); and (ii) the Parent Board Recommendation shall not be withdrawn or adversely modified, and no resolution by the board of directors of Parent or any committee thereof to withdraw or adversely modify the Parent Board Recommendation shall be adopted or proposed. Parent shall use reasonable best efforts to obtain the Required Parent Merger Stockholder Vote.

(c) Notwithstanding anything to the contrary contained in Section 5.4(b), at any time prior to the approval of the Merger by the Required Parent Merger Stockholder Vote, the Parent Board Recommendation may be withdrawn or adversely modified, but only if the fairness opinion or the valuation opinion obtained by Parent in connection with the Contemplated Transactions is rescinded, withdrawn or adversely modified. None of Parent, its officers or its directors shall instruct or request any Person delivering a fairness opinion or valuation opinion to Parent’s board of directors in connection with the Contemplated Transactions to rescind or withdraw such fairness opinion or valuation opinion; provided, however, that nothing contained in this Section 5.4(c) or elsewhere in this Agreement shall restrict Parent or its board of directors from requesting that Parent’s financial advisors reaffirm, bring down or update any fairness opinion or valuation opinion given in connection with the Contemplated Transactions after Parent’s board of directors shall have consulted with outside legal counsel with respect to the advisability of such a request. In such event Parent shall promptly notify the Company that it has made such request, and Parent shall provide a copy of any such updated valuation or fairness opinion immediately upon receipt thereof. Notwithstanding anything to the contrary contained in this Agreement, nothing shall in any way limit the right of Parent and its board of directors to comply with its obligations under the Exchange Act or other applicable Legal Requirements; provided, however, that the foregoing shall not be construed as granting to Parent any right to terminate this Agreement other than in accordance with the terms of Section 8.

5.5 Standstill. During the Pre-Closing Period, Parent shall: (a) cease all ongoing discussions and negotiations concerning any Business Combination (as such term is defined in Parent’s Amended and Restated Certificate of Incorporation in effect as of the date of this Agreement); (b) cease all ongoing substantive negotiations concerning any Tack-On Transaction (as defined below); and (c) terminate any letter of intent or term sheet contemplating any Tack-On Transaction or Business Combination that is in effect as of the date of this Agreement. During the Pre-Closing Period, Parent shall not and shall not permit its Representatives to: (i) enter into any letter of intent, term sheet or definitive acquisition or merger agreement with any Person contemplating a possible Business Combination or Tack-On Transaction; (ii) engage in any discussions or negotiations concerning any letter of intent, term sheet or definitive acquisition or merger agreement contemplating a Business Combination or Tack-On Transaction; or (iii) engage in any substantive due diligence review of non-public information of any Person in contemplation of a Business Combination or Tack-On Transaction. Notwithstanding any of the foregoing provisions of this Section 5.5, during the Pre-Closing Period, Parent may do any one or more of the following: (w) engage in discussions or negotiations and enter into any letter of intent or term sheet with any Person contemplating any Eligible Tack-On Transaction if such action would not require that the Proxy Statement be amended or supplemented to describe such Eligible Tack-On Transaction, (x) upon the Company’s prior written consent, not to be unreasonably withheld, conditioned or delayed, engage in discussions or negotiations and enter into any letter of intent or term sheet with any Person contemplating any Eligible Tack-On Transaction if such action would require that the Proxy Statement be amended or supplemented to describe such Eligible Tack-On Transaction, (y) upon the Company’s prior written consent, which may be withheld or conditioned in the Company’s sole discretion, engage in discussions or negotiations and enter into any letter of intent or term sheet with any Person contemplating any Tack-On Transaction that is not an Eligible Tack-On Transaction, and (z) upon the Company’s prior written consent, which may be withheld or conditioned in the Company’s sole discretion, enter into any definitive acquisition or merger agreement with any Person contemplating any Tack-On Transaction. For purposes of this Agreement, (A) a “Tack-On Transaction” shall mean a proposed acquisition by Parent or any Affiliate of Parent of a business or businesses (other than those of the Acquired Companies) that does not constitute a Business Combination, and (B) an “Eligible Tack-On Transaction” shall mean a Tack-On Transaction determined in good faith by Parent to be complementary to the businesses of the Acquired Companies and having a purchase price, including the assumption or acquisition of debt, of $50,000,000 or less.

5.6 280G Payments. As promptly as practicable after the execution of this Agreement, the Company shall submit to the stockholders of the Company (in a manner satisfactory to Parent) for approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits provided pursuant to Acquired Company Employee Plans, Acquired Company Employee Agreements or other Acquired Company Contracts (including payments pursuant to the Severance Agreements or any employee bonus plan adopted in connection with the Contemplated Transactions) that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such stockholder approval shall be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that: (i) in the absence of such stockholder approval, no Section 280G Payments shall be made; and (ii) promptly after execution of this Agreement, the Company shall deliver to Parent waivers duly executed by each Person who might receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 5.6, including the waivers, shall be subject to the review and approval of Parent.

5.7 Public Announcements. Except as required by applicable Legal Requirements and in the case of Parent, except for any filings required to be made with the SEC or other actions that Parent in good faith deems to be necessary or appropriate in connection with seeking to obtain the Required Parent Merger Stockholder Vote (including in connection with the Proxy Statement), during the Pre-Closing Period, Parent and the Company shall not (and the Company shall not permit any of the Acquired Companies or any Representative of any of the Acquired Companies to) issue any press release or make any public statement regarding this Agreement, the Merger or any of the other Contemplated Transactions without the prior written consent of the other party; provided, however, that nothing in this Section 5.7 shall preclude (i) the Company from complying with its obligation under Section 228 of the DGCL to notify those of its stockholders who did not execute Written Consents of the adoption of this Agreement by the Written Consents executed by the Key Stockholders, (ii) the board of directors of the Company from exercising its fiduciary duties in communications with stockholders of the Company or (iii) the board of directors of Parent from exercising its fiduciary duties in communications with stockholders of Parent.

5.8 Additional Agreements.

(a) Subject to Section 5.8(b), Parent, Merger Sub and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Section 5.8(b), each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions, and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Acquired Company Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement or otherwise: (i) to dispose of or transfer any assets, or to commit to cause any of the Acquired Companies to dispose of or transfer any assets; (ii) to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service; (iii) to license or otherwise make available to any Person, any technology, software or other Intellectual Property or Intellectual Property Right, or to commit to cause any of the Acquired Companies to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Right; (iv) to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Companies to hold separate any assets or operations; or (v) to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Companies.

5.9 Financing.

(a) Parent shall use commercially reasonable efforts to arrange and consummate the transactions contemplated by the Wachovia Commitment Letter and such additional debt and/or equity financing transactions (collectively, the “Financing Transactions” and the Wachovia Commitment Letter together with any commitment letter or any similar agreement with respect to the Financing Transactions, the “Financing Commitments”) such that, at the Closing, Parent would have sufficient funds available to pay all amounts payable at or promptly following the Closing by Parent, Merger Sub or the Surviving Corporation pursuant to Sections 1.5, 1.6 and 1.7 and all of the related fees and expenses payable by Parent or Merger Sub in connection with the Merger and other Contemplated Transactions. Without limiting the generality of the foregoing, Parent shall use its commercially reasonable efforts: (i) to the extent within its control, to satisfy all conditions precedent in any Financing Commitments then in effect and in any definitive agreements relating to the Financing Transactions, (ii) to negotiate in good faith definitive agreements respecting the Financing Transactions, and (iii) if any material portion of the financing to be provided at the Closing contemplated by the Wachovia Financing Letter has become unavailable, regardless of the reason therefor, to obtain alternative financing from the same or other sources subject to substantially similar conditions precedent to funding to those set forth in the Wachovia Commitment Letter. Parent shall give the Company prompt notice of any termination, revocation or amendment of the Wachovia Commitment Letter or any other Financing Commitments and provide the Company with copies of any written correspondence with respect thereto, shall provide copies of any documentation (including drafts thereof) with respect to any Financing Commitments or any definitive documentation with respect to the Financing Transactions, as and when requested by the Company, and shall otherwise keep the Company reasonably informed as to the status of its efforts to arrange the Financing Transactions. Parent shall not permit any material amendment or modification to be made to the conditions precedent to funding or any other material provision set forth in the Wachovia Financing Commitment (or any other Financing Commitment entered into after the date hereof that replaces the Wachovia Financing Commitment) that could reasonably result in a material reduction in the amount of financing available at the Closing thereunder without the prior written consent of the Company (such consent not to be unreasonably withheld).

(b) In the event that (x) Wachovia or one or more other third parties provides at least $35 million of debt or equity financing to Parent at the Closing (other than amounts funded from the Trust Account) and (y) the proceeds at Closing from the Financing Transactions, together with the proceeds available to the Company from the Trust Account (as defined in Section 5.18) is less than the aggregate amount payable at, or immediately following, the Closing by Parent, Merger Sub or the Surviving Corporation pursuant to Sections 1.5, 1.6 and 1.7 (after using all cash (as determined in accordance with GAAP consistent with past practices and excluding restricted cash) on the Company’s balance sheet immediately prior to the Closing in excess of $20,000,000 to pay such amounts and borrowing the maximum amount permitted to be borrowed under the terms of any Financing Transaction being entered into at the Closing) (such shortfall, if any, the “Funding Shortfall”) and such Funding Shortfall does not exceed $80 million in the aggregate, then an amount equal to the Funding Shortfall (the “Stockholder Loan Amount”) that would have otherwise been payable to the Escrow Participants in cash pursuant to Sections 1.5, 1.6 and 1.7 shall instead be paid by Parent by the delivery of one or more promissory notes (the “Stockholder Loans”) having an aggregate initial principal amount equal to the Stockholder Loan Amount, which promissory notes shall be payable to the Escrow Participants pro rata in accordance with the amount of cash proceeds that would otherwise be payable to them at the Closing in respect of the shares of Company Capital Stock and shares of Company Common Stock subject to In-The-Money Company Options pursuant to Section 1.5(a)(ii)(A), Section 1.5(a)(iii)(A) and Section 1.6(a)(i) (calculated using the Estimated Closing Amount). In the event that any Stockholder Loan is made in connection with the Closing, Parent shall not enter into any other Financing Transaction at the Closing or, so long as any Stockholder Loan remains outstanding, incur any indebtedness that does not permit any Stockholder Loan to be refinanced by Parent and its Subsidiaries with the proceeds of any equity financing or any debt financing on terms that, in the aggregate, are not worse for the Parent and its other lenders than the terms of the Stockholder Loan being refinanced.

(c) In the event that the aggregate amount of Stockholder Loans at Closing is equal to or less than $40 million, the Stockholder Loans shall be “Stockholder Mezzanine Loans” having the terms set forth in clause (ii) below. In the event that the aggregate amount of the Stockholder Loans at Closing are greater than $40 million, $30 million of such Stockholder Loans shall be “Stockholder Mezzanine Loans” having the terms set forth in clause (ii) below and the remaining amount of such Stockholder Loans (not to exceed $50 million) shall be “Stockholder Term B Loans” having the terms set forth in clause (i) below.

(i) Any portion of the Stockholder Loans that are a “Stockholder Term B Loan” (the “Stockholder Term B Loan”) shall (1) have an initial adjustable interest rate equal to LIBOR plus 950 basis points, payable quarterly in cash, which interest rate shall be increased by 200 basis points per annum beginning on the six month anniversary of the Closing Date and an additional 200 basis points per annum each three months thereafter, (2) be subject to a 1.5% origination fee payable in cash at the Closing, one-half of which shall be refunded to Parent with respect to any portion of the Stockholder Term B Loan principal amount that is refinanced or otherwise repaid within six months of the Closing Date, (3) be secured by a second lien on all of the assets of Parent and its Subsidiaries and shall be subordinate to the debt financing contemplated by the Wachovia Commitment Letter or any other first lien debt financing, not to exceed $75 million initial principal amount in the aggregate (together with any replacements and refinancings thereof in an aggregate principal amount that does not exceed $75 million, the “First Lien Loan”) and pari passu or senior to all other indebtedness of Parent and its Subsidiaries, (4) have a maturity of three and a half years following the Closing Date, and (5) shall otherwise be on terms and conditions customary for commercial “Second Lien” Term B loans and in no event shall contain terms, covenants and conditions less favorable to the Escrow Participants in any material respect than the terms, covenants and conditions obtained by a third party in connection with any other Term B loan entered into by Parent or its Subsidiaries with such a third party as part of the Financing Transactions.

(ii) Any portion of the Stockholder Loans that are a “Stockholder Mezzanine Loan” (the “Stockholder Mezzanine Loan”) shall (1) have an initial interest rate equal to twenty percent per annum, one half of which shall be payable quarterly in cash and one half of which shall be payable quarterly in kind, which interest rate shall be increased by 100 basis points per annum beginning on the twelve month anniversary of the Closing Date and by an additional 100 basis points per annum each three months thereafter, one half of which shall be payable quarterly in cash and one half of which shall be payable quarterly in kind, (2) be secured by a third lien on all of the assets of Parent and its Subsidiaries and shall be subordinate to the First Lien Loan (not to exceed $75 million initial principal amount in the aggregate) and any second lien debt financing consummated by Parent in connection with the Closing (and any replacements or refinancings thereof in an aggregate principal amount, together with the First Lien Loans, not to exceed $115 million), (3) have a maturity of three and a half years following the Closing Date, and (4) otherwise be on terms and conditions customary for commercial “mezzanine” bridge loans and in no event shall contain terms, covenants and conditions less favorable to the Escrow Participants in any material respect than the terms, covenants and conditions obtained by a third party in connection with any mezzanine or other loans subordinated to any second lien financing entered into by Parent or its Subsidiaries with such a third party as part of the Financing Transactions.

(iii) In addition, to the terms and conditions specified above, the Stockholder Loans shall provide that (in the case of clauses (w), (x) and (z) to the extent permitted by the terms of the First Lien Loan): (w) 100% of the proceeds of any debt or equity financing consummated by Parent or its Subsidiaries following the Closing shall be used to prepay first the Stockholder Term B Loan and, when such loan has been repaid in full, thereafter the Stockholder Mezzanine Loan, (other than financing used to refinance or replace the First Lien Loan in an aggregate principal amount that does not exceed $75 million), (x) 100% of the proceeds of any sale of assets of Parent or its Subsidiaries (other than the sale of inventory or the licensing of Intellectual Property in the ordinary course of business or the sale of equipment in the ordinary course of business so long as the proceeds of the sale of such equipment are used to purchase additional equipment within 90 days thereof) following the Closing shall be used to prepay first the Stockholder Term B Loan and, when such loan has been paid in full, thereafter the Stockholder Mezzanine Loan, (y) no dividends, distributions, redemptions or other payments shall be made to the equity holders of Parent in respect of the equity securities of Parent held by such holders so long as any Stockholder Loan remains outstanding, and (z) 100% of excess cash flow from the operation of Parent and its Subsidiaries (to be defined in the definitive agreements with respect to the Stockholder Loans in a manner consistent with general market practice) shall be used to prepay first the Stockholder Term B Loan and, when such loan has been paid in full, thereafter the Stockholder Mezzanine Loan; provided for purposes of this clause (z) the maximum availability to Parent or its Subsidiaries under any revolving credit facility plus the aggregate amount of cash and cash equivalents as determined in accordance with GAAP on a consolidated basis is at least $35 million after giving effect to such repayment.

(d) If requested by the Company at any time after the earlier of January 10, 2007 or the date of the filing of the definitive Proxy Statement by Parent in the event Parent has not negotiated definitive agreements with respect to Financing Transactions as a result of which it reasonably expects to receive at least $115 million in proceeds at the Closing, or by Parent at any time, Parent and the Stockholder Representative shall negotiate definitive agreements with respect to the Stockholder Loans and Parent shall reimburse the Stockholder Representative for any out-of-pocket expenses (including reasonable out-of-pocket legal fees in connection therewith) incurred by the Stockholder Representative in negotiating such agreements. If Parent and the Stockholder Representative are unable to agree on any terms or conditions of the Stockholder Loans not specified above, Parent and the Stockholder Representative shall jointly retain (at Parent’s sole cost and expense) a mutually acceptable nationally recognized law firm with experience representing lenders in loans of the types included in the Stockholder Loan, which shall resolve any dispute regarding such terms and conditions by determining the prevailing market practice then in effect with respect to loans of such type (it being understood that, except as noted in Section 5.9(c), such loans are not being made on terms customary for seller financing and are instead intended to be made on market terms typical for loans of such type made by commercial lenders).

(e) If the Stockholder Loan is made, then notwithstanding anything to the contrary in this Agreement, the Indemnity Escrow Contribution Amount shall be equal to the excess (if any) of (i) $20,000,000 over (ii) the Stockholder Loan Amount. In the event that, and at such time as, any Parent Indemnitee would otherwise have become entitled to receive a distribution out of the Indemnity Escrow Fund in accordance with Section 9.7 (a “Distribution Entitlement”), the indemnity obligation of the Escrow Participants, and such Parent Indemnitee’s entitlement to such distribution, shall be satisfied first by reducing the principal amount of the Stockholder Term B Loan dollar-for-dollar by the amount of such Distribution Entitlement, up to the lesser of (x) the principal amount of the Stockholder Term B Loan then remaining outstanding or (y) the amount of such Distribution Entitlement, and any remaining portion of such Distribution Entitlement shall be satisfied by reducing the principal amount of the Stockholder Mezzanine Loan dollar-for-dollar by the remaining amount of such Distribution Entitlement, up to the lesser of (1) the principal amount of the Stockholder Mezzanine Loan then remaining outstanding or (2) the remaining amount of such Distribution Entitlement. To the extent that at any time a proposed repayment by Parent of all or any portion of the principal amount of a Stockholder Loan (other than by reason of a Distribution Entitlement) would have the effect of reducing the aggregate principal amount outstanding of all Stockholder Loans remaining below an amount equal to the excess (if any) of (A) $20 million over (B) the aggregate amount of all of all prior reductions in the principal amount of Stockholder Loans as a result of Distribution Entitlements, the amount of such repayment shall not be paid by Parent to the payees of the Stockholder Loan, but instead shall be deposited in the Indemnity Escrow Fund; provided, however, that the principal amount of the Stockholder Loan shall for all purposes be deemed to have been reduced by the amount of such deposit.

(f) The Company shall use commercially reasonable efforts (at Parent’s sole cost and expense with respect to any out-of-pocket expenses requested to be incurred by Parent in connection therewith) to assist Parent in connection with transactions undertaken by Parent to finance the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall any of the Acquired Companies be required to enter into any agreement or incur any liability or obligation with respect to such financing transactions prior to the Closing.

5.10 Post Closing Option Pool. Promptly following the Closing, Parent shall establish a pool of options to acquire 4,698,692 shares of Parent’s common stock, a portion of which shall be subject to issuance to members of management and other selected employees of the Acquired Companies, as determined by the Parent in its sole discretion.

5.11 FIRPTA Matters. At the Closing: (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897 — 2(h)(1)(i) of the United States Treasury Regulations; and (b) the Company shall deliver to the IRS the notification required under Section 1.897 — 2(h)(2) of the United States Treasury Regulations.

5.12 Termination of the Company Option Plan. Unless otherwise requested by Parent prior to the Closing, the Company shall take all actions reasonably necessary to terminate the Company Option Plan prior to the Closing.

5.13 Resignation of Officers and Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to the Closing the resignation of (a) each director of each of the Acquired Companies, and (b) each officer of each of the Acquired Companies identified on Schedule 5.13.

5.14 Indemnification of Officers and Directors.

(a) Parent and Merger Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of each current and former officer and director of the Acquired Companies (the “D&O Indemnified Persons”) as provided in the certificate of incorporation and bylaws or other organization documents of the Acquired Companies (as in effect on the date of this Agreement) or the indemnification agreements identified in Part 2.10(a)(ii) of the Disclosure Schedule (as in effect on the date of this Agreement) shall survive the Merger and shall continue in full force and effect in accordance with their terms for at least six years following the Effective Time (or, in the case of a claim for indemnification asserted against an Acquired Company by a D&O Indemnified Person during such six year period, for such longer period until such claim is finally resolved), and Parent shall cause the Surviving Corporation to fulfill and honor such obligations to the maximum extent permitted by applicable Legal Requirements.

(b) For a period of six years after the Effective Time, Parent shall maintain or cause the Surviving Corporation to maintain in effect, for events that shall have occurred prior to the Effective Time, the existing level and scope of directors’ and officers’ liability, employee practices liability insurance and fiduciary insurance covering those D&O Indemnified Persons who are currently covered by the Company’s existing directors’ and officers’ liability, employee practices liability insurance and fiduciary insurance policy (collectively, the “Existing D&O Policies”), if directors’ and officers’ liability insurance coverage is commercially available; provided, however, that: (i) the Surviving Corporation may substitute for the Existing D&O Policies a policy or policies of comparable coverage; and (ii) in no event shall the Surviving Corporation be required to expend in any one year for the Existing D&O Policies (or for any substitute policies) in the aggregate, in excess of 150% of current premium (such amount being referred to as the “Maximum Premium”); and provided, further, that if the annual premiums payable for the Existing D&O Policies (or any substitute policies) exceed the Maximum Premium, Parent or the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policies (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. The provisions of this Section 5.14(b) shall be deemed to have been satisfied if a prepaid policy has been obtained prior to the Effective Time for purposes of this Section 5.14(b), which policy provides such D&O Indemnified Persons with coverage comparable to the coverage provided by the Existing D&O Policies for an aggregate period of six years following the Effective Time (and the Company shall, at the request of Parent, obtain such a prepaid policy prior to the Effective Time, provided that the cost thereof shall be borne by Parent).

(c) The provisions of this Section 5.14 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each of the D&O Indemnified Persons and his or her heirs and personal representatives.

5.15 Amendment to Certificate of Incorporation. The Company shall: (a) cause to be adopted an amendment to the Company’s certificate of incorporation in the form of Exhibit D (the “Certificate Amendment”); and (b) file the Certificate Amendment with the Secretary of State of the State of Delaware and cause the Certificate Amendment to take effect prior to the Closing Date.

5.16 Termination and Amendment of Certain Agreements.

(a) Prior to the Closing, the Company shall have caused the Contracts identified on Schedule 5.16(a) to have been terminated effective on or prior to the Effective Time.

(b) Prior to the Closing, the Company shall have caused the Contracts identified on Schedule 5.16(b) to have been amended as set forth on Schedule 5.16(b) effective on or prior to the Effective Time.

5.17 Board of Directors; Management.

(a) Parent shall use commercially reasonable efforts to cause the board of directors of Parent to consist, at or promptly following the Effective Time, of the individuals identified on Schedule 5.17(a).

(b) Parent shall use commercially reasonable efforts to cause each individual identified on Schedule 5.17(b) to hold, at or promptly following the Effective Time, the management position set forth opposite such individual’s name on Schedule 5.17(b).

5.18 Parent Trust Account. Notwithstanding anything to the contrary herein, the Company has read a copy of Parent’s prospectus dated March 15, 2006 and filed with the Securities and Exchange Commission (the “Prospectus”). The Company understands that Parent is a blank check company formed for the purpose of consummating a “business combination” (as described in the Prospectus), must complete such business combination within 18 months (or 24 months if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months) (the “Transaction Deadline Date”), has established a trust account at Lehman Brothers, maintained by Continental Stock Transfer & Trust Company acting as trustee, initially in an amount of $164,308,004 after the exercise of the underwriters’ over-allotment option for the benefit of its public stockholders (the “Trust Account”), and does not have access to the funds in such Trust Account except under the circumstances set forth in the Prospectus. On behalf of itself and each other Acquired Company, Acquired Company Affiliate and Company Indemnitee (and affiliates thereof) (collectively, the “Company Claimants”), the Company: (a) agrees that neither it nor any Company Claimant has any right, title, interest or claim of any kind in or to (i) any assets in the Trust Account, (ii) assets of Parent to the extent such right, title, interest or claim would impair the amounts in the Trust Account or (iii) assets distributed from the Trust Account to the public stockholders (each such right, title, interest or claim a “Claim”); (b) unless and until Parent completes another Business Combination (as defined in Parent’s certificate of incorporation as of the date of this Agreement), hereby waives any Claim that it or any Company Claimant may have in the future as a result of, or arising out of, this Agreement or the Ancillary Agreements; and (c) agrees that neither it nor any other Company Claimant will seek recourse against the Trust Account or the public stockholders of Parent (in their capacity as stockholders of Parent or as recipients of liquidating distributions from Parent) for any reason whatsoever. Further, the Company acknowledges that it has read Section 1542 of the Civil Code of the State of California, which states in full:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

The Company, on behalf of itself and the Company Claimants, hereby waives any right that the Company or the Company Claimants have or may have under Section 1542 (or any similar provision of the laws of any other jurisdiction) to the full extent that the Company may lawfully waive such rights pertaining to this waiver of Claims and generally affirms that Company is releasing, on behalf of itself and the Company Claimants, all known and unknown Claims.

Without limiting the foregoing, the Company hereby acknowledges and agrees that the Trust Account is not a party to this Agreement and shall have no liability pursuant hereto. Notwithstanding the forgoing, no provision contained herein shall limit the Company or the Company Indemnitees’ right to make a claim against such monies to the extent such monies are released from the Trust Account to Parent upon the consummation of the Merger.

5.19 Maintenance of Benefits. Parent will extend to each Acquired Company Employee an offer of employment that, if accepted, would contemplate that such Acquired Company Employee would commence employment with Parent or continue employment with the Surviving Corporation effective as of the Closing Date and would provide, for one year following the Closing Date, such Acquired Company Employee with compensation, benefits and terms of employment that in the aggregate are substantially comparable to the compensation, benefits and terms of employment provided by the Company to such Acquired Company Employee as of the date of this Agreement. Subject to the foregoing, nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Parent to terminate, reassign, promote, or demote any of the Acquired Company Employees after the Closing Date or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, compensation, benefits, or terms or conditions of employment of such employees.

5.20 Conexant Supply Termination Agreement Amendment. At or prior to the Closing, the Company shall consummate the transactions contemplated by that certain Wafer Supply Termination Agreement Amendment between the Company and Conexant (the “Conexant Supply Termination Agreement Amendment”) and immediately after the Closing but prior to the Effective Time, Parent shall fund the payment of the Conexant Termination Payment Amount and cause the Company to pay to Conexant the Conexant Termination Payment Amount in accordance with the terms of the Conexant Supply Termination Agreement Amendment. To the extent such transactions are consummated at or prior to the Closing, the 7,583,501 shares of Company Class B Common Stock held of record by Conexant as of the date hereof shall be deemed not to be outstanding immediately prior to the Effective Time for all purposes hereunder and the holder thereof shall not be entitled to any portion of the consideration payable pursuant to this Agreement to the holders of Company Common Stock.

SECTION 6. Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations. Each of the representations and warranties set forth in Section 2 and each of the other representations and warranties of the Company set forth in this Agreement: (a) shall have been accurate in all respects as of the date of this Agreement; and (b) shall be accurate in all respects as of the Closing Date as if made on the Closing Date (except that any representation and warranty that is made exclusively as of, and that refers specifically to, a specified date need only have been accurate in all respects as of such specified date), except in the case of both clauses (a) and (b) (individually and together), for inaccuracies that would not, individually or in the aggregate, reasonably be expected to result in or otherwise involve Damages in excess of $20,000,000; provided, however, that in determining the accuracy of such representations and warranties for purposes of this Section 6.1: (i) all “Material Adverse Effect” and other materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded, provided that any update to Part 2.9 or Part 2.10 of the Disclosure Schedule permitted hereby for the purpose of adding to Part 2.9 or Part 2.10 of the Disclosure Schedule a list of any Material Contracts or licenses of Intellectual Property entered into after the execution of this Agreement of the type described in Section 4.2(b)(ix) and Section 4.2(b)(x) shall be deemed to update the Disclosure Schedule, but solely for the purposes of determining whether the representations and warranties of the Company set forth in this Agreement are inaccurate or have been breached as of the Closing Date (as if such representations and warranties had been made on and as of the Closing Date).

6.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 Company Stockholder Approval. The Certificate Amendment shall have been duly approved by the Required Amendment Stockholder Votes and the Merger shall have been duly approved and this Agreement shall have been duly adopted by the Required Company Merger Stockholder Votes.

6.4 Parent Stockholder Approval. The Merger shall have been duly approved by the Required Parent Merger Stockholder Vote.

6.5 No Section 280G Payments. Neither any payment made, nor any options granted, to any Person in connection with or in contemplation of the Merger or any of the other Contemplated Transactions shall constitute a Section 280G Payment.

6.6 Amendment to Certificate of Incorporation. The Company shall have provided Parent with evidence satisfactory to Parent that the Company has filed the Certificate Amendment with the Secretary of State of the State of Delaware and that the Certificate Amendment was in effect prior to the Closing.

6.7 Dissenting Shares. No more than 2% of the aggregate number of shares of Company Capital Stock outstanding as of the Closing Date shall be Dissenting Shares or shall have the right under the DGCL to become Dissenting Shares.

6.8 Antitrust Matters

(a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent or the Company has agreed not to consummate the Merger for a period of time.

(b) Any similar waiting period under any other Antitrust Law applicable to the Contemplated Transactions shall have expired or been terminated.

(c) Any Consent required under any Antitrust Law applicable to the Contemplated Transactions shall have been obtained and shall be in full force and effect.

6.9 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

6.10 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) the Escrow Agreement, executed by the Stockholders’ Representative and the Escrow Agent;

(b) the Noncompetition Agreements as signed as of the date of this Agreement, and effective as of the Closing Date;

(c) the Lease Amendment Agreements as signed as of the date of this Agreement, and effective as of the Closing Date;

(d) the Termination Agreement, which shall evidence the termination the Contracts identified on Schedule 5.16(a) in accordance with Section 5.16(a), as signed as of the date of this Agreement, and effective as of the Closing Date;

(e) the Conexant Supply Termination Agreement Amendment, as signed as of the date of this Agreement, and effective as of the Closing Date;

(f) the General Releases, executed by each of the Key Stockholders, as signed as of the date of this Agreement, and effective as of the Closing Date;

(g) a certificate, executed on behalf of the Company by an officer of the Company, certifying that the Closing Payment Schedule is accurate and complete;

(h) the statement referred to in Section 5.11(a), executed on behalf of the Company;

(i) a legal opinion of Latham & Watkins LLP, counsel to the Company, dated as of the Closing Date and addressed to Parent and the Company, addressing the matters set forth in Schedule 6.10(i) and containing no exceptions, assumptions or qualifications that are not customarily included in legal opinions relating to transactions similar to the Merger; and

(j) a certificate, executed on behalf of the Company by an officer of the Company, containing the representation and warranty of the Company that the conditions set forth in Sections 6.1, 6.2, 6.3, 6.5, 6.7, 6.9, 6.13 and 6.15 have been duly satisfied (the “Company Closing Certificate”).

6.11 FIRPTA Compliance. The Company shall have filed with the IRS the notification referred to in Section 5.11(b).

6.12 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.13 No Governmental Legal Proceedings. Neither any Governmental Body nor the American Stock Exchange shall have commenced or be a party to, or shall, to the Knowledge of the Company, have threatened in writing to commence or to become a party to, any Legal Proceeding: (a) seeking a material amount of damages in connection with the Merger; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or the Surviving Corporation; (c) challenging, or that may have the effect of preventing, making illegal or otherwise materially interfering with, the consummation of the Merger; (d) seeking to compel any of the Acquired Companies, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger; or (e) seeking to impose any criminal sanctions or criminal liability on any of the Acquired Companies in connection with the Merger.

6.14 Financing. Parent and Merger Sub shall have received (or be receiving contemporaneously with the Closing) financing in an amount equal to $35,000,000 (including any undrawn amounts thereunder) on the terms and conditions set forth in the Wachovia Commitment Letter.

6.15 Termination of Company Option Plan. If required pursuant to Section 5.12, the Company shall have provided Parent with evidence satisfactory to Parent that the board of directors of the Company has adopted resolutions regarding the termination of the Company Option Plan prior to the Closing.

SECTION 7. Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of the following conditions:

7.1 Accuracy of Representations. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing Date as if made on the Closing Date; provided, however, that the condition set forth in this Section 7.1 shall be deemed to have been satisfied notwithstanding the existence of inaccuracies in such representations and warranties if the circumstances rendering such representations and warranties inaccurate have not had and would not reasonably be expected to have or result in a material adverse effect on Parent’s ability to consummate the Merger.

7.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Agreements and Documents. The Stockholders’ Representative shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) the Escrow Agreement, executed by Parent and the Escrow Agent;

(b) the Employment Agreements, as executed by Parent as of the date of this Agreement and effective as of the Closing Date; and

(c) a certificate executed on behalf of Parent by an officer of Parent containing the representation and warranty of Parent that the conditions set forth in Sections 7.1, 7.2 and 7.6 have been duly satisfied (the “Parent Closing Certificate”).

7.4 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued against the Company by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Company and the Merger that makes consummation of the Merger by the Company illegal.

7.5 Company Stockholder Approval. The Merger shall have been duly approved and this Agreement shall have been duly adopted by the Required Company Merger Stockholder Votes.

7.6 Parent Stockholder Approval. The Merger shall have been duly approved by the Required Parent Merger Stockholder Vote.

7.7 Antitrust Matters.

(a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent or the Company has agreed not to consummate the Merger for a period of time.

(b) Any similar waiting period under any other Antitrust Law applicable to the Contemplated Transactions shall have expired or been terminated.

(c) Any Consent required under any Antitrust Law applicable to the Contemplated Transactions shall have been obtained and shall be in full force and effect.

SECTION 8.	Termination

8.1	Termination Events. This Agreement may be terminated prior to the Closing:

(a) by the mutual consent of Parent and the Company;

(b) by either Parent or the Company if (i) the SEC has notified Parent that it has no further comments to the Proxy Statement on or before February 14, 2007 and the Closing has not occurred on or prior to March 31, 2007, (ii) the SEC has notified Parent that it has no further comments on the Proxy Statement after February 14, 2007 but on or before March 15, 2007 and the Closing has not occurred on or before April 30, 2007 or (iii) the SEC has notified Parent that it has no further comments on the Proxy Statement after March 15, 2007 and the Closing has not occurred on or before May 31, 2007, unless, in each case (x) the non-terminating party’s failure to close prior to the applicable date resulted from any failure on the part of such terminating party to comply with in all material respects, or perform in all material respects, any covenant or obligation of such terminating party set forth in this Agreement, and (y) the non-terminating party provided written notice of such failure to the terminating party as soon as practicable after it had knowledge thereof;

(c) by either Parent or the Company if: (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the proposal to approve the Merger, and (ii) the Merger shall not have been approved at the Parent Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Merger Stockholder Vote; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the failure to have the Merger approved by the Required Parent Merger Stockholder Vote is attributable to a failure on the part of the party seeking to terminate this Agreement to perform in any material respects any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(d) by the Company, if, prior to the Merger having been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Merger Stockholder Vote, (i) Parent receives a written communication from the banking firm providing the fairness opinion or valuation opinion obtained by Parent in connection with the Contemplated Transactions rescinding, withdrawing or adversely modifying such fairness opinion or valuation opinion, or (ii) Parent’s board of directors withdraws the Parent Board Recommendation or adversely modifies the Parent Board Recommendation;

(e) by Parent if: (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate or shall have been breached as of the date of this Agreement, or shall have become inaccurate or shall be breached as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date: (A) all “Material Adverse Effect” and other materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded, provided that any update to Part 2.9 or Part 2.10 of the Disclosure Schedule permitted hereby for the purpose of adding to Part 2.9 or Part 2.10 of the Disclosure Schedule a list of any Material Contracts or licenses for Intellectual Property entered into after the execution of this Agreement of the type described in Section 4.2(b)(ix) and Section 4.2(b)(x) shall be deemed to update the Disclosure Schedule, but solely for the purposes of determining whether the representations and warranties of the Company set forth in this Agreement are inaccurate or have been breached as of the Closing Date (as if such representations and warranties had been made on and as of the Closing Date); or (ii) any of the covenants or obligations of the Company contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in or breach of any representation or warranty of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by the Company is curable by the Company through the use of commercially reasonable efforts during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(f) by the Company if: (i) any representation or warranty of Parent contained in this Agreement shall be inaccurate or shall have been breached as of the date of this Agreement, or shall have become inaccurate or shall be breached as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1 would not be satisfied; or (ii) if any of Parent’s or Merger Sub’s covenants or obligations contained in this Agreement shall have been breached in any material respect, including Parent’s and Merger Sub’s obligation to effect the Merger upon the satisfaction of the conditions set forth in Section 6; provided, however, that if an inaccuracy in or breach of any representation or warranty of Parent as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by Parent is curable by Parent through the use of commercially reasonable efforts during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 8.1(f) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach;

(g) by Parent if: (i) there shall have occurred any Material Adverse Effect; or (ii) any event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Material Adverse Effect; provided, however, that if such Material Adverse Effect is curable by the Company through the use of commercially reasonable efforts during the 30-day period after Parent notifies the Company in writing of the existence thereof (the “MAE Cure Period”), then Parent may not terminate this Agreement under this Section 8.1(g) as a result of such Material Adverse Effect prior to the expiration of the MAE Cure Period, provided the Company, during the MAE Cure Period, continues to exercise commercially reasonable efforts to cure such Material Adverse Effect;

(h) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(i) by the Company during the 15-day period commencing on the date 21 days after the date on which the Wachovia Financing Commitment is terminated, revoked or amended such that the aggregate amount of financing contemplated by the Wachovia Financing Commitment to be loaned to Parent or the Company at the Closing decreases below $40 million, if on or prior to the date of such termination, Parent shall have failed to obtain one or more replacement Financing Commitments resulting in the aggregate amount of financing contemplated by all outstanding Financing Commitments (other than any Stockholder Loans to be lent to Parent or the Company at Closing) being at least $40 million; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(i) if the failure of Parent to obtain any replacement Financing Commitment is caused by or otherwise results from, principally or in significant part, any one or more of the following factors: (A) any inaccuracy or breach of any of the representations or warranties set forth in Section 2.4; or (B) any failure of the Company to perform in any material respects any covenant or obligation in this Agreement required to be performed by the Company prior to the Effective Time;

(j) by the Company if the preliminary Proxy Statement shall not have been filed with the SEC in a form that substantially complies with Regulation 14A promulgated under the Exchange Act on or before the date that is 20 business days after the date of this Agreement; provided, however, in no event shall the Company have the right or power to terminate this Agreement pursuant to this Section 8.1(j) if the failure of Parent to meet the foregoing deadline is caused by or otherwise results from, principally or in significant part, any one or more of the following factors: (A) any failure of the Company to perform in any material respects any covenant or obligation in this Agreement required to be performed by the Company prior to the Effective Time; (B) any failure of any of the Company’s financial statements included or required to be included in the preliminary Proxy Statement to be prepared in accordance with GAAP and fairly present in all material respects the financial position, results of operations or cash flows in any material respect as of the date of such financial statements and for the periods presented therein; or (C) any actions, omissions or delays on the part of the auditors for either Parent or the Company; or

(k) by Parent if the Required Company Merger Stockholder Votes are not obtained within three business days after the date of this Agreement.

8.2 Termination Procedures. If a party wishes to terminate this Agreement pursuant to Section 8.1, then such party shall deliver to the other parties to this Agreement a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate and no party shall have any further liability hereunder; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any intentional breach by such party of any covenant or obligation of such party set forth in this Agreement occurring after the execution of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 5.7 and 10.

SECTION 9. 9.1	Indemnification, Etc. Survival of Representations, Etc.

(a) The representations, warranties, covenants and obligations of the Company (including the representations and warranties set forth in Section 2 and the representations and warranties set forth in the Company Closing Certificate) shall survive the Closing. All representations, warranties, covenants and obligations of the Company (including the representations and warranties set forth in Section 2 and the representations and warranties set forth in the Company Closing Certificate) shall expire on the Designated Date, and any liability with respect to such representations and warranties shall thereupon cease; provided, however, that if, at any time on or prior to the Designated Date, any Parent Indemnitee (acting in good faith) delivers to the Stockholders’ Representative a Notice of Indemnification Claim (as defined in Section 9.7(a)) alleging the existence of an inaccuracy in or a breach of any of such representations, warranties, covenants or obligations and asserting a claim for recovery under Section 9.2(a) based on such alleged inaccuracy or breach, then the claim asserted in such Notice of Indemnification Claim shall survive until such time as such claim is fully and finally resolved. All representations, warranties, covenants and obligations of Parent and Merger Sub (including the representations and warranties set forth in Section 3 and in the Parent Closing Certificate) shall terminate and expire as of the Designated Date, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease; provided, however, that if, at any time on or prior to the Designated Date, any Company Indemnitee (acting in good faith) delivers to Parent a Notice of Indemnification Claim alleging the existence of an inaccuracy in or a breach of any of such representations, warranties, covenants or obligations and asserting a claim for recovery under Section 9.2(b) based on such alleged inaccuracy or breach, then the claim asserted in such Notice of Indemnification Claim shall survive until such time as such claim is fully and finally resolved; provided, further, the covenants set forth in Section 5.14 shall survive the Closing in accordance with their terms.

(b) The representations, warranties, covenants and obligations of an Indemnitor, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives (it being understood that the representations and warranties of the Company are qualified by the disclosures set forth in the applicable parts or subparts of the Disclosure Schedule to the extent set forth therein or in any other part or subpart of the Disclosure Schedule to the extent it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other part).

(c) Notwithstanding anything to the contrary contained in Section 9.1(a), the limitations set forth in Section 9.1(a) shall not apply in the case of claims based upon fraud.

9.2 Indemnification.

(a) From and after the Effective Time, the Parent Indemnitees shall be entitled to be held harmless and indemnified solely (except in the event of fraud) from the Indemnity Escrow Fund from and against, and shall be entitled to be compensated and reimbursed solely (except in the event of fraud) from the Indemnity Escrow Fund for, any Damages that are directly or indirectly suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become directly or indirectly subject (regardless of whether or not such Damages relate to any third party claim), and that arise from or as a result of, or are directly or indirectly connected with:

(i) any inaccuracy in or breach of any representation or warranty of the Company as of the date of this Agreement: (A) giving effect to any “Material Adverse Effect” or other materiality qualification limiting the scope of such representation or warranty for purposes of determining whether such representation or warranty is inaccurate or has been breached, but without giving effect to any “Material Adverse Effect” or other materiality qualification limiting the scope of such representation or warranty for purposes of calculating any Damages; and (B) without giving effect to any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement;

(ii) any inaccuracy in or breach of any representation or warranty of the Company as of the Closing Date as if such representation and warranty had been made on and as of the Closing Date: (A) giving effect to any “Material Adverse Effect” or other materiality qualification limiting the scope of such representation or warranty for purposes of determining whether such representation or warranty is inaccurate or has been breached, but without giving effect to any “Material Adverse Effect” or other materiality qualification limiting the scope of such representation or warranty for purposes of calculating any Damages; and (B) without giving effect to any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement, provided that any update to Part 2.9 or Part 2.10 of the Disclosure Schedule permitted hereby for the purpose of adding to Part 2.9 and Part 2.10 of the Disclosure Schedule a list of any Material Contracts or licenses of Intellectual Property entered into after the execution of this Agreement of the type described in Section 4.2(b)(ix) and Section 4.2(b)(x) shall be deemed to update the Disclosure Schedule, but solely for the purposes of determining whether the representations and warranties of the Company set forth in this Agreement are inaccurate or have been breached as of the Closing Date (as if such representations and warranties had been made on and as of the Closing Date);

(iii) any breach of any covenant or obligation of the Company in this Agreement, other than the covenant in Section 4.2(a)(ii);

(iv) any inaccuracy in the Closing Payment Schedule;

(v) any liability of any Acquired Company for unpaid Taxes for any tax period (or portion thereof) ending on or before the Closing Date (a “Pre-Closing Tax Period”) (except to the extent such unpaid Taxes were included in the calculation of the Closing Working Capital Amount;

(vi) the Post-Closing Deficit Amount exceeding the amount remaining in the Working Capital Adjustment Escrow Fund;

(vii) the exercise by any Stockholder of such Stockholder’s appraisal rights under the DGCL to the extent any Damages as a result thereof (including any payment required to be made to such Stockholder) exceed the amount such Stockholder would otherwise be paid under Section 1.5 if such Stockholder had not exercised such Stockholder’s appraisal rights under the DGCL; and

(viii) the matters disclosed in Part 9.2(a)(viii) of the Disclosure Schedule.

Notwithstanding clause “(i)” or clause “(ii)” above (to the extent they relate to breaches of any representations or warranties in Section 2.14) or clause “(v)” above, the Parent Indemnitees shall not be indemnified pursuant to such clauses for any Damages for Taxes that are directly or indirectly suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become directly or indirectly subject and that arise from or as a result of or are directly or indirectly connected with: (A) the acquisition of Company stock pursuant to this Agreement being treated as a sale of assets pursuant to any express or deemed election by Parent under Section 338 of the Code or comparable provisions under foreign or other Tax law; (B) any transaction that is undertaken on the Closing Date at the direction of Parent or any of its Affiliates or after the Closing Date outside the ordinary course of business; (C) any transaction of the Acquired Companies occurring after the Closing; and (D) any Tax election or Tax reporting position with a Governmental Body with respect to Taxes by a Parent Indemnitee following the Effective Time that results in an increased Tax liability or reduction in any Tax asset of the Acquired Companies in respect of any Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date), unless such Tax election or Tax reporting position was required by a Governmental Body as a result of an audit or was clearly required by applicable Legal Requirements. Notwithstanding clause “(i)” or clause “(ii)” above (to the extent they relate to breaches of any representations or warranties in Section 2.14) or clause “(v)” above, Damages arising out of the Company’s obligation to pay California sales or use Taxes for any transaction that occurred after March 31, 2005 and that remain unpaid at the Closing Date shall be deemed to be, and shall in all events be limited to, 70% of such unpaid amounts.

(b) From and after the Effective Time, Parent shall indemnify and hold harmless the Company Indemnitees from and against, and shall compensate and reimburse the Company Indemnitees for, any Damages that are directly or indirectly suffered or incurred by any of the Company Indemnitees (regardless of whether or not such Damages relate to any third party claim), and that arise from or as a result of, or are directly or indirectly connected with:

(i) any inaccuracy in or breach of any representation or warranty of Parent as of the date of this Agreement, giving effect to any materiality qualification limiting the scope of such representation or warranty for purposes of determining whether such representation or warranty is inaccurate or has been breached, but without giving effect to any materiality qualification limiting the scope of such representation or warranty for purposes of calculating any Damages;

(ii) any inaccuracy in or breach of any representation or warranty of Parent as of the Closing Date as if such representation and warranty had been made on and as of the Closing Date, giving effect to any materiality qualification limiting the scope of such representation or warranty for purposes of determining whether such representation or warranty is inaccurate or has been breached, but without giving effect to any materiality qualification limiting the scope of such representation or warranty for purposes of calculating any Damages; or

(iii) any breach of any covenant or obligation of Parent in this Agreement.

(c) The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as a Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation, to have incurred Damages as a result of and in connection with such inaccuracy or breach (it being understood that any Damages suffered or incurred by the Surviving Corporation shall be recoverable without duplication under this Section 9 by either Parent or the Surviving Corporation).

9.3 Certain Limitations.

(a) Except in the event of fraud and any intentional breach of any covenant of the Company, the Parent Indemnitees shall not be entitled to recover any Damages pursuant to Section 9.2(a)(i), Section 9.2(a)(ii) or Section 9.2(a)(iii) until such time as the total amount of all Damages that have been directly or indirectly suffered or incurred by any one or more of the Parent Indemnitees, or to which any one or more of the Parent Indemnitees has or have otherwise become subject, and that would otherwise be indemnifiable pursuant to such Sections but for the application of this Section 9.3(a), exceeds $1,700,000 in the aggregate. At such time as the cumulative amount of such Damages exceeds $1,700,000 in the aggregate, the Parent Indemnitees shall be entitled to recover the entire amount of such Damages, including the initial $1,700,000.

(b) Except in the event of fraud, any intentional breach of any covenant of Parent and any breach by Parent of any obligation to pay any amounts required to be paid pursuant to Sections 1.5, 1.6, 1.7 and 1.8, the Company Indemnitees shall not be entitled to recover any Damages pursuant to Section 9.2(b)(i) or Section 9.2(b)(ii) for any inaccuracy in or breach of any representation, warranty, covenant or obligation of Parent until such time as the total amount of all Damages that have been directly or indirectly suffered or incurred by any one or more of the Company Indemnitees, or to which any one or more of the Company Indemnitees has or have otherwise become subject, and that would otherwise be indemnifiable pursuant to such Sections but for the application of this Section 9.3(b), exceeds $1,700,000 in the aggregate. At such time as the cumulative amount of such Damages exceeds $1,700,000 in the aggregate, the Company Indemnitees shall be entitled to recover the entire amount of such Damages, including the initial $1,700,000.

(c) Notwithstanding any other provision contained herein, except in the event of fraud, recourse by the Parent Indemnitees to the Indemnity Escrow Fund and the indemnification provisions contained in this Section 9 shall be the Parent Indemnitees’ sole and exclusive remedy after the Effective Time for monetary Damages for any inaccuracy in or breach of any representation, warranty, covenant or obligation of the Company set forth in this Agreement; provided, however, that nothing contained in this Section 9.3(c) or elsewhere in this Agreement shall limit the rights of any Parent Indemnitee to seek or obtain injunctive relief or any other non-monetary equitable remedy to which such Parent Indemnitee is otherwise entitled.

(d) Except in the event of fraud or for the breach by Parent of any obligation to pay any amounts required to be paid pursuant to Sections 1.5, 1.6, 1.7 and 1.8, the maximum aggregate amount payable by Parent to the Company Indemnitees pursuant to this Section 9 shall in no event exceed $20,000,000.

(e) Except in the event of fraud or for the breach by Parent of any obligation to pay any amounts required to be paid pursuant to Sections 1.5, 1.6, 1.7 and 1.8, the indemnification provisions contained in this Section 9 shall be the Company Indemnitees’ sole and exclusive remedy after the Effective Time for monetary damages for any inaccuracy in or breach of any representation, warranty, covenant or obligation of Parent set forth in this Agreement; provided, however, that nothing contained in this Section 9.3(e) or elsewhere in this Agreement shall limit the rights of any Company Indemnitee to seek or obtain injunctive relief or any other non-monetary equitable remedy to which such Company Indemnitee is otherwise entitled.

(f) If (i) an Indemnitor obtains a bona fide, good faith, written offer from a third-party claimant to settle in all respects a Legal Proceeding being defended by such Indemnitor pursuant to Section 9.5(a) in exchange solely for a cash payment specified in such written offer, all of which would be paid or otherwise borne by the Indemnitor (the “Specified Settlement Amount”) and a release of claims against such third party (a “Release of Claims”), and such settlement offer is subject to no requirements, obligations or limitations on the part of the Indemnitee or imposed on the Indemnitee or its business other than the obligation to provide a Release of Claims, (ii) such Indemnitor requests in writing the written consent of the Indemnitee to such settlement in accordance with Section 9.5(a)(E), and (iii) the Indemnitee refuses in writing to consent to such settlement or otherwise fails to consent to such settlement within 15 business days after its receipt of such written request, thereafter the maximum liability of the Indemnitor for the matters arising out of such Legal Proceeding shall be, subject to the other provisions of this Section 9.3, the Specified Settlement Amount. Without limiting the foregoing, in any case where an Indemnitor is defending a Legal Proceeding in accordance with Section 9.5, such Indemnitor shall be required to promptly inform the Indemnitee in writing of any definitive offer from a third-party claimant to settle in any respect such Legal Proceeding.

(g) In the event that the Company notifies Parent in writing at least five business days prior to the date of the Parent Stockholders’ Meeting of any material error identified in the financial statements of the Company or other information provided by the Company, in either case that are included in the preliminary Proxy Statement or in the definitive Proxy Statement mailed to Parent’s stockholders, and Parent nevertheless determines that it is not necessary to or otherwise refuses or fails to modify such preliminary Proxy Statement or, in the case that the definitive Proxy Statement that has been mailed to the stockholders of Parent, to mail a supplement or amendment to Parent’s stockholders, Parent shall have no recourse to the Indemnity Escrow Fund or otherwise for any Damages resulting from any Legal Proceeding brought by or on behalf of Parent’s stockholders to the extent such Legal Proceeding is based upon the error identified by the Company.

(h) In no event shall any Parent Indemnitee be entitled to be indemnified for a breach of the representation set forth in Section 2.25 or for the representation set forth in Section 2.4(c) (or in any certificate delivered at Closing, but only to the extent that it relates to such Sections) or the covenant set forth in Section 4.1(e), except to the extent that Parent’s Damages arise out of one or more Legal Proceedings brought by a stockholder or stockholders of Parent on the basis of such actual or alleged breach of representations set forth in Section 2.4(c) or Section 2.25.

(i) In the event Damages are directly or indirectly suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become directly or indirectly subject (regardless of whether or not such Damages relate to any third party claim), to the extent such Damages arise from or as a result of, or are directly or indirectly connected with an Acquired Company’s failure, prior to the Closing, to have complied with provisions in (1) Acquired Company Contracts with customers of the Acquired Companies specifying wafer yield, delivery date and capacity guarantee requirements or (2) Acquired Company Contracts with suppliers of the Acquired Companies specifying payment due date requirements, then:

(i) if such Damages are less than $25,000 with respect to any event or occurrence or series of related events or occurrences relating to the same customer or supplier, such Damages shall be deemed to be zero for all purposes under this Agreement;

(ii) if such Damages are greater than $25,000 but less than $275,000 with respect to any event or occurrence or series of related events or occurrences relating to the same customer or supplier, the amount of such Damages shall for all purposes of this Agreement be deemed to be 45% of the amount of such Damages; and

(iii) if such Damages are greater than $275,000 with respect to any event or occurrence or series of related events or occurrences relating to the same customer or supplier, the amount of such Damages shall for all purposes of this Agreement be deemed to be an amount equal to (x) $123,750 plus (y) 70% of the amount of such Damages in excess of $275,000.

(j) The amount of “Damages” for which any Indemnitee is entitled to indemnification hereunder shall be reduced by (i) with respect to Parent Indemnitees an amount (the “Net Alternative Recovery Amount”) equal to, (x) any portion of such Damages which such Parent Indemnitee has actually recovered against an insurance policy, net of any increase in premiums resulting from any such insurance claim and all other out-of-pocket costs and expenses relating to the recovery of such amounts to the extent not reimbursed by insurance, (y) any portion of such Damages which such Parent Indemnitee has actually recovered as a result of any indemnity claim by such Parent Indemnitee against Conexant or any licensor or transferor of Intellectual Property to the Company or (z) any portion of such Damages which such Parent Indemnitee has actually recovered from any supplier to the Company (any party referred to in clauses (x), (y) or (z) shall collectively be referred to as, “Specified Third Parties”), in each case with respect to the same facts and circumstances that give rise to the breach of representation and warranty, breach of covenant or other indemnifiable matter hereunder that has resulted in such Damages, (ii) the amount of any specific reserve or other specific accrual on the Final Closing Date Balance Sheet (whenever established) that was specifically established to cover a particular item of Damages, up to the lesser of the amount of such Damages or the amount of such specific reserve or other accrual, but only to the extent that the establishment of such reserve or other accrual reduced the Final Closing Working Capital Amount, (iii) the amount of any general reserve or other general accrual on the Final Closing Date Balance Sheet established after the date of this Agreement, up to the lesser of the amount of Damages incurred by such Indemnitee with respect to the matter for which such reserve or accrual was established or the amount of such reserve or other accrual, but only to the extent that the establishment of such reserve or other accrual reduced the Final Closing Working Capital Amount; and (iv) the amount of any general reserve for uncollectible accounts receivable, up to the lesser of the amount of Damages from any inaccuracy in or breach of the representations and warranties in the last sentence of Section 2.7(b) or the amount of such general reserve. No particular dollar of any reserve or other accrual shall be utilized more than once to offset a dollar of Damages. With respect to clause (i) above, the applicable Parent Indemnitee(s) shall (contemporaneously with the pursuit by such Indemnitee(s) of indemnification claims hereunder), use commercially reasonable efforts to pursue claims against such insurance policies or Specified Third Parties, to the extent (x) such claims, if successful, would result in an offset pursuant to the terms of this Agreement against Damages that are otherwise indemnifiable hereunder, and (y) such claims are valid and reasonably recoverable based on a written insurance policy of which an Acquired Company is the beneficiary or the express terms of a written indemnity agreement between the Acquired Company and such Specified Third Party, a breach of contract by such Specified Third Party or as a result of the failure of any supplier to deliver any product that meets the specifications required by the Acquired Companies’ processes. In no event shall the existence or pendency of any possible claim by an Indemnitee against any such insurance policy or Specified Third Party preclude any Indemnitee from delivering a Notice of Indemnification Claim with respect to any Damages that are directly or indirectly suffered or incurred by such Indemnitee or to which any of the Parent Indemnitees may otherwise become directly or indirectly subject (regardless of whether or not such Damages relate to any third party claim), and that arise from or as a result of, or are directly or indirectly connected with, any matter described in Section 9.2(a) or Section 9.2(b), as applicable. In the event that, with respect to clause (i) above, (1) an Indemnitee is required to use commercially reasonable efforts to pursue a claim against an insurance policy or Specified Third Party, but (2) such Indemnitee has not recovered the Net Alternative Recovery Amount with respect to such claim prior to the time that such Indemnitee receives any payment out of the Indemnity Escrow Fund with respect to the particular breach of representation and warranty, breach of covenant or other indemnifiable matter hereunder to which such Net Alternative Recovery Amount would relate, such Indemnitee shall be obligated to continue to pursue such insurance claim or claim against such Specified Third Party for an additional period (A) of up to 120 days following the date of such Indemnitee’s receipt of such payment out of the Escrow Fund in the case of a Specified Third Party that is a supplier and (B) that is commercially reasonable under the circumstances in the case of any other Specified Third Party (any such additional period, the “Subsequent Pursuit Period”). If, at any time on or prior to the Designated Date, such Indemnitee receives any Net Alternative Recovery Amount with respect to such insurance claim or claim against such Specified Third Party, such Indemnitee shall pay any portion of such Net Alternative Recovery Amount that would have reduced the amount of Damages recoverable by such Indemnitee from the Indemnity Escrow Fund back to the Indemnity Escrow Fund. If, at any time after the Designated Date, such Indemnitee receives any Net Alternative Recovery Amount with respect to such insurance claim or claim against such Specified Third Party, such Indemnitee shall pay any portion of such Net Alternative Recovery Amount that would have reduced the amount of Damages recoverable by such Indemnitee from the Indemnity Escrow Fund (x) to the extent of the excess (if any) of (1) the aggregate amount of the Claimed Amounts and Contested Amounts, as the case may be, associated with all remaining Unresolved Escrow Claims as of such date, over (2) the Aggregate Escrow Balance (as defined in Section 9.7(i)) as of such date, back to the Indemnity Escrow Fund, and (y) otherwise to the Stockholders’ Representative for distribution to the Escrow Participants. The payment of any such amount by Parent to the Stockholders’ Representative shall completely discharge Parent’s obligations with respect to such amount, and in no event shall Parent have any responsibility or liability whatsoever for causing or ensuring that all or any portion of such amount is ultimately paid or distributed to Escrow Participants.

9.4 No Contribution. Each Stockholder waives, and acknowledges and agrees that such stockholder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Parent or against the Surviving Corporation or any of the other Acquired Companies in connection with any indemnification obligation or any other liability to which such stockholder may become subject under or in connection with this Agreement.

9.5 Defense of Third Party Claims.

(a) In the event of the commencement by any Person of any Legal Proceeding (whether against a Parent Indemnitee, a Company Indemnitee or against any other Person) with respect to which any Indemnitee would reasonably be entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Section 9, or the receipt by Parent of any written threat of such a Legal Proceeding: (i) the Indemnitee shall notify the Indemnitor promptly after the Indemnitee receives written notice of such actual or threatened Legal Proceeding (it being understood that any failure by the Indemnitee to so promptly notify the Indemnitor shall have no effect on the Indemnitee’s ability to recover Damages pursuant to this Section 9, except to the extent that the defense of such Legal Proceeding is materially prejudiced thereby); and (ii) if such Legal Proceeding does not involve any claims for any injunction, specific performance or any other non-monetary remedy or relief, the Indemnitor shall have the right, at its election, at any time prior to the end of the 90-day period commencing with the commencement of discovery proceedings in such Legal Proceeding, by delivering a written notice to the Indemnitee of such election, to proceed with the defense of such Legal Proceeding on its own with counsel reasonably acceptable to the Indemnitee. If the Indemnitor so proceeds with the defense of any such Legal Proceeding: (A) the Indemnitor shall be deemed to have conclusively agreed that all Damages suffered by the Indemnitee as a result of or in connection with the claim are recoverable from the Indemnitor under Section 9, subject to the provisions of Section 9.3; (B) all reasonable out-of-pocket expenses relating to the defense of such Legal Proceeding shall be borne and paid exclusively by the Indemnitor (or in the case the Indemnitor is the Stockholders’ Representative, exclusively from the Indemnity Escrow Fund); (C) the Indemnitee shall use commercially reasonable efforts to make available to the Indemnitor reasonable access to properties, documents, materials and employees (subject to the execution of reasonable confidentiality agreements that permit such confidential information to be used in the legal proceedings) to the extent that the Indemnitor determines in good faith that such access is necessary to the defense of such Legal Proceeding; (D) the Indemnitee (which in the case the Indemnitor is Parent shall refer solely for this purpose to the Stockholders’ Representative) may, at its own cost and expense, participate in the investigation, trial and defense of such Legal Proceeding; and (E) the Indemnitor shall have the right to settle, adjust or compromise such Legal Proceeding with the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed). In addition, the Indemnitor shall not have the right to assume the control of the defense of any such Legal Proceeding if at the time the Indemnitor assumes control the amount claimed in such Legal Proceeding, in the aggregate with the amount claimed in other third party claims and direct claims against the Indemnitor (or in the case the Indemnitor is the Stockholders’ Representative, the Indemnity Escrow Fund) asserted as of such time against the Indemnitor (or in the case the Indemnitor is the Stockholders’ Representative, the Indemnity Escrow Fund) under this Section 9, would exceed the limitation of the Indemnitor’s liability set forth in Section 9.3(c) or Section 9.3(d), as applicable.

(b) If, with respect to any Legal Proceeding described in Section 9.5(a), the Indemnitor is not permitted to proceed with the defense of such Legal Proceeding or is required to cease its control of such Legal Proceeding, or does not elect (or has not yet informed the Indemnitee in writing that it is electing) to proceed with the defense of any such Legal Proceeding, the Indemnitee may proceed with the defense of such Legal Proceeding with counsel reasonably acceptable to the Indemnitor. If the Indemnitee so proceeds with the defense of any such Legal Proceeding: (i) if it is ultimately agreed or otherwise determined that the Indemnitee is entitled to indemnification for Damages resulting from such Legal Proceeding pursuant to this Section 9, all reasonable out-of-pocket expenses relating to the defense of such Legal Proceeding shall, subject to Section 9.3, be borne and paid exclusively by the Indemnitor (or in the case the Indemnitor is the Stockholders’ Representative, exclusively from the Indemnity Escrow Fund); (ii) the Indemnitor shall use commercially reasonable efforts to make available to the Indemnitee any documents and materials that the Indemnitee determines in good faith may be necessary to the defense of such Legal Proceeding; (iii) the Indemnitor may, at its own cost and expense, participate in the investigation, trial and defense of such Legal Proceeding; and (iv) the Indemnitee shall have the right to settle, adjust or compromise such Legal Proceeding; provided, however, that if the Indemnitee settles, adjusts or compromises any such Legal Proceeding without the consent of the Indemnitor, the Indemnitee shall bear the burden of proof to establish the Damages arising as result of such Legal Proceeding for which the Indemnitee is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Section 9, and Damages paid in connection with settlement, adjustment or compromise of such Legal Proceeding shall not establish any presumption regarding the amount of such Damages or any liability of the Indemnitor with respect thereto.

(c) In the event any Person that is or was a customer or supplier of the Company asserts any claim, or any other Person asserts a claim arising out of or related to the Intellectual Property used in the business of the Company, that (i) either on its face involves Damages of greater than $500,000 or with respect to which Parent at any time determines in good faith or to the Knowledge of Parent such claim is reasonably likely to result in Damages of greater than $500,000 and (ii) with respect to which a Parent Indemnitee would reasonably be entitled to be indemnified pursuant to this Section 9: (A) Parent shall notify the Stockholders’ Representative promptly after the date Parent Indemnitee receives notice of such claim (or if such claim does not on its face involve Damages of greater than $500,000, after the date on which Parent determines in good faith or any individual included in the definition of “Knowledge of the Company” (or such person’s replacement) obtains actual knowledge that such claim is reasonably likely to result in Damages of greater than $500,000) (it being understood that any failure by Parent to so promptly notify the Indemnitor shall have no effect on the Parent Indemnitee’s ability to recover Damages pursuant to this Section 9, except to the extent that the resolution or defense of such claim is prejudiced thereby); and (B) the Stockholders’ Representative shall be entitled to participate in all substantive discussions and meetings regarding such claim, including meetings with such third party and shall be provided a copy of all correspondence relating to such claim. At least five business days prior to any resolution, settlement or compromise of such claim that would result in a Parent Indemnitee being entitled to indemnification pursuant to this Section 9, Parent shall inform the Stockholders’ Representative of the terms of such resolution, settlement or compromise and shall consider the Stockholders’ Representative’s views regarding the advisability of resolving, settling or compromising such claim on the terms proposed. Thereafter, Parent shall be entitled to resolve, settle or compromise such claim on the terms presented to the Stockholders’ Representative (or such additional terms as have been proposed by the Stockholders’ Representative), without the consent of the Stockholders’ Representative, provided, however, that if a Parent Indemnitee settles, adjusts or compromises any such claim without the consent of the Stockholders’ Representative, the Parent Indemnitee shall bear the burden of proof to establish the Damages arising as result of such claim for which the Indemnitee is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Section 9, and Damages paid in connection with resolution, settlement or compromise of such claim shall not establish any presumption regarding the amount of such Damages or any liability of the Indemnitor with respect thereto.

9.6 Exercise of Remedies by Parent Indemnitees Other Than Parent. No Parent Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

9.7 Indemnification Claims; Escrow Arrangements.

(a) If any Indemnitee has incurred or suffered or claims to have incurred or suffered, or believes that it may incur or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Section 9, such Indemnitee may deliver a notice to the Indemnitor (any such notice being referred to as a “Notice of Indemnification Claim,” and the claim for indemnification, compensation and reimbursement described in such Notice of Indemnification Claim being referred to as an “indemnification claim”), which shall: (i) state that such Indemnitee believes that that there is or has been an inaccuracy in or breach of a representation, warranty, covenant or obligation contained in this Agreement or that such Indemnitee is otherwise entitled to be held harmless, indemnified, compensated or reimbursed under this Section 9; (ii) contain a brief description of the circumstances supporting such Indemnitee’s belief that there is or has been such an inaccuracy or breach or that such Indemnitee may otherwise be entitled to be held harmless, indemnified, compensated or reimbursed; and (iii) contain a good faith, non-binding, preliminary estimate of the aggregate dollar amount of actual and potential Damages that have arisen and may arise as a result of the inaccuracy, breach or other matter referred to in such notice (the aggregate amount of such estimate, as it may be modified by such Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”).

(b) During the 30-day period (the “Dispute Period”) commencing upon (i) the delivery by an Indemnitee to the Indemnitor of a Notice of Indemnification Claim or (ii) if such Notice of Indemnification Claim relates to a third party claim or Legal Proceeding, the final resolution or settlement of such claim or Legal Proceeding, the Indemnitor shall deliver to the Indemnitee a written response (the “Response Notice”) in which the Indemnitor: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part (but not all) of the Claimed Amount (the “Agreed Amount”) is owed to the Indemnitee; or (iii) asserts that no part of the Claimed Amount is owed to the Indemnitee. Any part of the Claimed Amount that is not agreed by the Indemnitor to be owed to the Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Indemnitor asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnitee) shall be referred to as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Indemnitee to the Claimed Amount). If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Indemnitor shall be conclusively and irrevocably deemed to have agreed that the full Claimed Amount is owed to the Indemnitee. During the Dispute Period, the Indemnitee and its Affiliates shall cooperate with the Indemnitor to permit it to investigate such claim, including by providing the Indemnitor and its representatives reasonable access to the books, records, properties and employees of Indemnitor to the extent reasonably related to the investigation of such claim.

(c) If the Indemnitor delivers a Response Notice to the Indemnitee agreeing that the full Claimed Amount is owed to the Indemnitee, or if the Indemnitor does not deliver a Response Notice to the Indemnitee during the Dispute Period, then, within three days following the earlier of the delivery of such Response Notice to the Indemnitee or the expiration of the Dispute Period:

(i) if the Indemnitee is a Parent Indemnitee, Parent and the Stockholders’ Representative shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the full Claimed Amount to the Parent Indemnitee from the Indemnity Escrow Fund; and

(ii) if the Indemnitee is a Company Indemnitee, Parent shall pay to the Company Indemnitee, in cash, an amount equal to the full Claimed Amount.

(d) If the Indemnitor delivers a Response Notice to the Indemnitee during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnitee, then, within three days following the delivery of such Response Notice to the Indemnitee:

(i) if the Indemnitee is a Parent Indemnitee, Parent and the Stockholders’ Representative shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the Agreed Amount to the Parent Indemnitee from the Indemnity Escrow Fund; and

(ii) if the Indemnitee is a Company Indemnitee, Parent shall pay to the Company Indemnitee, in cash, an amount equal to the Agreed Amount.

(e) If the Indemnitor delivers a Response Notice to the Indemnitee during the Dispute Period indicating that there is a Contested Amount, the Indemnitor and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Indemnitor resolve such dispute in writing, then their resolution of such dispute shall be binding on the Indemnitor, the Escrow Participants and the Indemnitee and a settlement agreement stipulating the amount owed to the Indemnitee (the “Stipulated Amount”) shall be signed by the Indemnitee and the Indemnitor. Within three days after the execution of such settlement agreement:

(i) if the Indemnitee is a Parent Indemnitee, then Parent and the Stockholders’ Representative shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the Stipulated Amount to the Parent Indemnitee from the Indemnity Escrow Fund; and

(ii) if the Indemnitee is a Company Indemnitee, Parent shall pay to the Company Indemnitee, in cash, an amount equal to the Stipulated Amount.

(f) If the Indemnitor and the Indemnitee are unable to resolve the dispute relating to any Contested Amount during the 30-day period commencing upon the delivery of the Response Notice to the Indemnitee, then either the Indemnitee or the Indemnitor may submit the contested portion of the indemnification claim to binding arbitration in the State of California in accordance with the JAMS Comprehensive Arbitration Rules and Procedures then in effect. Arbitration will be conducted by one arbitrator, mutually selected by the Indemnitee and the Indemnitor; provided, however, that if the Indemnitee and the Indemnitor fail to mutually select an arbitrator within 15 business days after the contested portion of the indemnification claim is submitted to arbitration, then the arbitrator shall be selected by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures then in effect. The parties agree to use commercially reasonable efforts to cause the arbitration hearing to be conducted within 75 days after the appointment of the arbitrator, and to use commercially reasonable efforts to cause the decision of the arbitrator to be furnished within 15 days after the conclusion of the arbitration hearing. The arbitrator’s authority shall be confined to: (i) whether the Indemnitee is entitled to recover the Contested Amount (or a portion thereof), and the portion of the Contested Amount the Indemnitee is entitled to recover; and (ii) whether either party to the arbitration shall be required to bear and pay all or a portion of the other party’s attorneys’ fees and other expenses relating to the arbitration. The final decision of the arbitrator shall include the dollar amount of the award to the Indemnitee, if any (the “Award Amount”), and shall be furnished in writing to the Indemnitor, the Indemnitee and, if the Indemnitee is a Parent Indemnitee, the Escrow Agent, shall constitute a conclusive determination of the issues in question, binding upon the Indemnitor, the former holders of Company Capital Stock and In-the-Money Company Options and the Indemnitee. Within three days following the receipt of the final award of the arbitrator setting forth the Award Amount:

(i) if the Indemnitee is a Parent Indemnitee, Parent and the Stockholders’ Representative shall jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to release the Award Amount to the Parent Indemnitee from the Indemnity Escrow Fund; and

(ii) if the Indemnitee is a Company Indemnitee, Parent shall pay to the Company Indemnitee, in cash, an amount equal to the Award Amount.

(g) Within five business days after the date that Parent receives the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006, together with the final audit report thereto signed by the Company’s outside auditor (the “Initial Release Date”), Parent shall notify the Stockholders’ Representative in writing of such receipt. If the sum of the aggregate amount of all distributions made from the Indemnity Escrow Fund to any Parent Indemnitee on or prior to the Initial Release Date plus the aggregate amount of all Claimed Amounts or Contested Amounts, as the case may be, associated with all indemnification claims made by Parent Indemnitees that have not been finally resolved and paid on or prior to the Initial Release Date (each such indemnification claim being referred to as an “Unresolved Claim”) is less than $7,000,000 (the amount of such shortfall being referred to as the “Aggregate Initial Distribution Amount”), then within five business days after receipt of such written notice, Parent and the Stockholders’ Representative shall execute joint written instructions to the Escrow Agent, directing the Escrow Agent to release from the Indemnity Escrow Fund to each Escrow Participant, with respect to each share of Company Capital Stock held by such Escrow Participant immediately prior to the Effective Time and each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time, an amount in cash determined by multiplying the Aggregate Proceeds Contribution Fraction with respect to such share of Company Capital Stock or such share of Company Common Stock subject to such In-the-Money Company Option by the Aggregate Initial Distribution Amount.

(h) Following the Initial Release Date, upon the final resolution of any indemnification claim that was an Unresolved Claim on the Initial Release Date, if the final amount for which the Parent Indemnitee is entitled to indemnification with respect to such Unresolved Claim is less than the amount of such Unresolved Claim used for purposes of determining the Aggregate Initial Distribution Amount, Parent and the Stockholders’ Representative shall issue joint written instructions to the Escrow Agent, directing the Escrow Agent to distribute to the Escrow Participants, in the respective proportions set forth in Section 9.7(g), any portion of such amount that would have been distributed to the Escrow Participants as part of such Aggregate Initial Distribution Amount if such Unresolved Claim had been resolved, and any Damages with respect thereto had been distributed from the Indemnity Escrow Fund to any Parent Indemnitee, prior to the Initial Distribution Date, taking into account other indemnification claims that were Unresolved Claims on the Initial Release Date and continue to be outstanding on the date of such final resolution. In no event shall the aggregate amount of the Aggregate Initial Distribution Amount and any additional amounts distributed pursuant to this clause (h) exceed $7,000,000.

(i) If the aggregate amount of cash remaining in the Indemnity Escrow Fund (the “Aggregate Escrow Balance”) as of the Designated Date exceeds the aggregate dollar amount, as of the Designated Date, of the Claimed Amounts and Contested Amounts associated with all indemnification claims made by Parent Indemnitees that have not been finally resolved and paid prior to the Designated Date in accordance with this Section 9.7 (each, an “Unresolved Escrow Claim”) (the amount of such excess being referred to as the “Aggregate Second Distribution Amount”), then within five business days after the Designated Date, Parent and the Stockholders’ Representative shall deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release from the Indemnity Escrow Fund to each Escrow Participant, with respect to each share of Company Capital Stock held by such Escrow Participant immediately prior to the Effective Time and each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time, an amount in cash determined by multiplying the Aggregate Proceeds Contribution Fraction with respect to such share of Company Capital Stock or such share of Company Common Stock subject to such In-the-Money Company Option by the Aggregate Second Distribution Amount.

(j) Following the Designated Date, if an Unresolved Escrow Claim is finally resolved, Parent and the Stockholders’ Representative shall jointly execute and deliver to the Escrow Agent, within three days after the final resolution of such Unresolved Escrow Claim and the payment to the Parent Indemnitee of all amounts payable to the Parent Indemnitee from the Indemnity Escrow Fund with respect thereto, a written notice instructing the Escrow Agent to release from the Indemnity Escrow Fund to each Escrow Participant, with respect to each share of Company Capital Stock held by such Escrow Participant immediately prior to the Effective Time and each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time, an amount in cash determined by multiplying the Aggregate Proceeds Contribution Fraction with respect to such share of Company Capital Stock or such share of Company Common Stock subject to such In-the-Money Company Option by the amount (if any) by which the Aggregate Escrow Balance as of such date exceeds the aggregate amount of the Claimed Amounts and Contested Amounts, as the case may be, associated with all remaining Unresolved Escrow Claims.

(k) All cash released to Escrow Participants pursuant to this Section 9.7 will be deemed to have been released in full satisfaction of the rights of such Escrow Participants under Sections 1.5(a)(ii)(E), 1.5(a)(iii)(E) and 1.6(a)(v), as the case may be.

(l) The parties agree that any cash released from the Working Capital Adjustment Escrow Fund and/or the Indemnity Escrow Fund to any Parent Indemnitee pursuant to Section 1.7 or this Section 9 shall, to the extent permitted pursuant to applicable Legal Requirements, be treated as a reduction in the Aggregate Closing Transaction Value for federal income tax purposes.

9.8 Tax Matters.

(a) The parties shall reasonably cooperate, and shall cause their respective affiliates and their respective directors, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods or relating to Taxes, including maintaining and making available to each other all records necessary in connection with Taxes of the Acquired Companies.

(b) Parent and the Acquired Companies shall prepare or cause to be prepared all Tax Returns for all Pre-Closing Tax Periods not yet filed or due to be filed as of the Closing Date (giving effect to extensions). Except to the extent otherwise required by law, such Tax Returns shall be prepared on a basis consistent with the past practices of such entities. Parent and the Acquired Companies shall prepare all Tax Returns of the Acquired Companies for all Tax periods that begin after the Closing Date (a “Post-Closing Tax Period”) and all Tax Returns of the Acquired Companies for all Tax periods that begin on or before the Closing Date and end after the Closing Date (a “Straddle Period”). With respect to any Tax Return for a Straddle Period, Parent and the Acquired Companies shall apportion Taxes to the Interim Period in accordance with Section 1.7(f)(ii) hereof. Parent and the Acquired Companies shall provide the Stockholders’ Representative with drafts of all Tax Returns prepared by Parent or the Acquired Companies at least 15 business days prior to the filing date thereof, but only to the extent such Tax Returns are for a Pre-Closing Tax Period or a Straddle Period or would constitute an amendment to Tax Returns previously filed by the Stockholders’ Representative or the Acquired Companies for a Pre-Closing Tax Period. The Stockholders’ Representative shall have the right to review and comment on the Tax Returns for any Pre-Closing Tax Period and the portion of the Straddle Period ending on the Closing Date. In the event the Parent rejects any such comments by the Stockholders’ Representative on any such Tax Return, and Parent and the Stockholders’ Representative cannot within a reasonable period of time resolve such disagreement, such Tax Return shall be filed as proposed by the Stockholders’ Representative (to the extent its comments relate to any Pre-Closing Tax Period or the portion of the Straddle Period ending on the Closing Date), and the parties shall submit to binding arbitration in the State of California in accordance with the JAMS Comprehensive Arbitration Rules and Procedures then in effect the issue of whether the position embodied in the change to the Tax Return requested by the Stockholders’ Representative and rejected by Parent is more consistent with applicable Tax law than the position of the Parent sought to be changed. For the avoidance of doubt, the authority of the Arbitrator shall be limited to the determination of whether the position embodied in the change to the Tax Return requested by the Stockholders’ Representative and rejected by Parent is more consistent with applicable Tax law than the position of the Parent sought to be changed. Arbitration will be conducted by one arbitrator, mutually selected by the Stockholders’ Representative and the Parent; provided, however, that if they fail to mutually select an arbitrator within 15 business days after the contested portion of the indemnification claim is submitted to arbitration, then the arbitrator shall be selected by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures then in effect. The parties agree to use commercially reasonable efforts to cause the arbitration hearing to be conducted within 75 days after the appointment of the arbitrator, and to use commercially reasonable efforts to cause the decision of the arbitrator to be furnished within 15 days after the conclusion of the arbitration hearing. The final decision of the arbitrator shall constitute a conclusive determination of the issues in question, binding upon the Stockholders Representative and Parent and its Affiliates. If the final decision of the Arbitrator is in favor of Parent, Parent may at its election cause to be filed an amended Tax Return that embodies the position of Parent. Parent shall also cause the Surviving Corporation to make available to the Stockholders’ Representative and its accountants any relevant work papers of the Surviving Corporation and its accountants generated in connection with the preparation of Tax Returns for any Pre-Closing Tax Period and or Straddle Period and shall provide the Stockholders’ Representative and its accountants with access to the records and employees of the Surviving Corporation and its Subsidiaries (and make appropriate personnel available during reasonable business hours) to the extent reasonably necessary to for the Stockholders’ Representative to review and evaluate such Tax Returns.

(c) Parent and the Acquired Companies may amend any Tax Return filed with respect to any Pre-Closing Tax Period, provided that no Parent Indemnitee shall be entitled to indemnification hereunder arising out of or in connection with the filing of any such amended Tax Return unless the filing of such amendment is required by a Governmental Body as a result of an audit or is clearly required by applicable Legal Requirements.

(d) Any Taxes of the Acquired Companies that (i) are paid by the Acquired Companies on or before the Closing Date, (ii) were accrued as a liability of the Acquired Companies in the computation of the Closing Working Capital Amount or (iii) are paid from the Indemnity Escrow Fund to the Parent Indemnitees under Section 9.2(a) hereof and are either later refunded to an Acquired Company or credited against a Tax liability of an Acquired Company or any of the Acquired Companies’ Affiliates shall, together with any interest paid by the Governmental Body with respect to such refund or credit, promptly be paid over to the Stockholders’ Representative for distribution to the Escrow Participants pro rata in accordance with their respective Aggregate Proceeds Contribution Fractions; provided, however, that in the case of clause (iii) above, Parent shall pay an amount equal to the aggregate amount of such refund, credit and/or interest (x) to the extent of the excess (if any) of (1) the aggregate amount of the Claimed Amounts and Contested Amounts, as the case may be, associated with all remaining Unresolved Escrow Claims as of such date, over (2) the Aggregate Escrow Balance as of such date, back to the Indemnity Escrow Fund, and (y) otherwise to the Stockholders’ Representative for distribution to the Escrow Participants pro rata in accordance with their respective Aggregate Proceeds Contribution Fractions. The payment of any such amount by Parent to the Stockholders’ Representative shall completely discharge Parent’s obligations with respect to such amount, and in no event shall Parent have any responsibility or liability whatsoever for causing or ensuring that all or any portion of such amount is ultimately paid or distributed to Escrow Participants.

(e) Parent or the Acquired Companies shall promptly notify the Stockholders’ Representative in writing upon receipt by any Acquired Company of a written notice of any pending or threatened Tax audits or assessments for which a Parent Indemnitee may have a right to indemnification under Section 9.2 hereof (“Tax Contest Claims”). Parent and the Stockholders’ Representative shall cooperate with each other in the conduct of any Tax Contest Claim. The Stockholders’ Representative shall have the right to control the conduct of any Tax Contest Claim with respect to which Parent Indemnitees would be entitled to indemnity under Section 9.2 hereof; provided that (i) the Stockholders’ Representative shall keep Parent informed regarding the progress and substantive aspects of any Tax Contest Claim, including providing Parent with all written materials relating to such Tax proceeding received from the relevant Governmental Body, (ii) Parent shall be entitled to participate in any Tax Contest Claim at its own expense, including having an opportunity to comment on any written materials prepared in connection with any Tax Contest Claim and to attend any conferences relating to any Tax Contest Claim and (iii) the Stockholders’ Representative shall not compromise or settle any such Tax Contest Claim without obtaining Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If the Stockholders’ Representative requests in writing the consent of the Parent to a proposed settlement of a Tax Contest Claim embodied in a written settlement offer from the applicable Governmental Body (a “Proposed Settlement”) and Parent withholds or conditions its consent, or delays its consent for more than 15 business days, in each case to such Proposed Settlement, thereafter the Stockholders’ Representative shall no longer be obligated to continue to defend or prosecute its position with respect to the issues in such Tax Contest Claim that are covered by the Proposed Settlement, and the maximum liability for indemnity that may be claimed and recovered by the Parent Indemnitees in respect of any claim for indemnity arising from or as a result of, or are directly or indirectly connected with the issues in such Tax Contest Claim as are proposed to be settled in the Proposed Settlement, shall be limited to the amount required to be paid under the Proposed Settlement.

(f) Notwithstanding the foregoing, if the amount of Taxes at risk from an adverse determination of the items in dispute in the Tax Contest Claim with respect to the Pre-Closing Period is less than the amount of Taxes at risk from an adverse determination of such items with respect to any Post-Closing Period, then Parent shall have the right to control the conduct of the Tax Contest Claim, provided that (i) Parent shall keep the Stockholders’ Representative informed regarding the progress and substantive aspects of such Tax Contest Claim, including providing the Stockholders’ Representative with all written materials relating to such Tax proceeding received from the relevant Governmental Body, (ii) the Stockholders’ Representative shall be entitled to participate in such Tax Contest Claim at its own expense or the expense of the Escrow Participants, including having an opportunity to comment on any written materials prepared in connection with such Tax Contest Claim and to attend any conferences relating to such Tax Contest Claim and (iii) Parent shall not compromise or settle any Tax Contest Claim without obtaining the Stockholders’ Representative’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(g) In addition, the Stockholder Representative shall not have the right to assume the control of any Tax Contest Claim if, at the time the Stockholder Representative assumes control the amount claimed at issue in such Tax Contest Claim, in the aggregate with the amount claimed in other third party claims and direct claims against the Indemnity Escrow Fund under this Section 9, would exceed the limitation of liability set forth in Section 9.3(c).

(h) The Acquired Companies may make (or cause to be made) an election under Section 172(b)(3) of the Code (or any analogous or similar rules in any relevant tax jurisdiction, to the extent permitted by law) to relinquish the entire carryback period with respect to any net operating loss attributable to the Acquired Companies in any Post-Closing Tax Period that could be carried back to a Pre-Closing Tax Period.

(i) In the event any provision of this Section 9.8 conflicts with another provision in this Section 9, this Section 9.8 shall control.

SECTION 10. 10.1	Miscellaneous Provisions Stockholders’ Representative.

(a) The Escrow Participants (by virtue of the approval of the Merger and the adoption of this Agreement) hereby irrevocably nominate, constitute and appoint TC Group, L.L.C. as the agent and true and lawful attorney-in-fact of the Escrow Participants (the “Stockholders’ Representative”), with full power of substitution, to act in the name, place and stead of the Escrow Participants for purposes of executing any documents and taking any actions that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in all matters relating to or arising out of this Agreement, including in connection with any adjustment to the consideration payable in connection with the Contemplated Transactions pursuant to Sections 1.7 and 1.8 or any claim for indemnification, compensation or reimbursement under Section 9 or under the Escrow Agreement. In that regard, the Stockholders’ Representative shall take any and all actions which it believes are necessary or appropriate under this Agreement for and on behalf of the Stockholders, as fully as if the Stockholders were acting on their own behalf, including executing this Agreement as Stockholders’ Representative and overseeing the Stockholders’ Representative Expense Fund, giving and receiving notices, instructions and communications permitted or required under this Agreement, interpreting this Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein of all out-of-pocket fees and expenses and other obligations of or incurred by the Stockholders’ Representative in connection with this Agreement, objecting to deliveries, agreeing to, negotiating and entering into settlements and compromises of, demanding arbitration or other legal proceedings and complying with orders of courts and awards of arbitrators, with respect to such claims, engaging counsel or accountants or other representatives in connection with the foregoing matters, and taking all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. TC Group, L.L.C. hereby accepts its appointment as the Stockholders’ Representative.

(b) The Escrow Participants (by virtue of their adoption of this Agreement) grant to the Stockholders’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of the Escrow Participants (in the name of any or all of the Escrow Participants or otherwise) any and all documents that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 10.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other Contract executed in connection with the Contemplated Transactions, Parent shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to Sections 1.7 and 1.8 and each Parent Indemnitee shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to Section 9 and the Escrow Agreement, and Parent and each other Parent Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Escrow Participant by the Stockholders’ Representative or any individual acting on behalf of the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any Escrow Participant by the Stockholders’ Representative or any individual acting on behalf of the Stockholders’ Representative, as fully binding upon such Escrow Participant. The provisions of this Section 10.1 shall be binding upon each Escrow Participant and the executors, heirs, legal representatives and successors of each Escrow Participant, and any references in this Agreement to an Escrow Participant or the Escrow Participants shall mean and include the successors to the Escrow Participants’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(c) The power of attorney granted in Section 10.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Stockholders’ Representative; and (iii) shall survive the dissolution, death or incapacity of each Escrow Participant.

(d) In dealing with this Agreement and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Representative under this Agreement, (i) the Stockholders’ Representative shall not assume any, and shall incur no, responsibility to any Escrow Participant by reason of any error in judgment or other act or failure to act in connection with this Agreement, except for any act or failure to act which represents willful misconduct or bad faith, and (ii) the Stockholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or failure to act on the part of the Stockholders’ Representative pursuant to such advice shall not subject the Stockholders’ Representative to liability to any Escrow Participant. The Escrow Participants shall jointly and severally indemnify the Stockholders’ Representative and its respective partners, directors, officers, employees, agents and controlling persons and hold each of them harmless against and from any loss, liability or expense (including attorneys fees reasonably incurred or suffered as a result of the performance of its duties under this Agreement) incurred without willful misconduct or bad faith on its part and arising out of or in connection with the acceptance or administration of its duties hereunder. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid from the Stockholders’ Representative Expense Fund, then from proceeds otherwise subject to release from the Indemnity Escrow Fund to Escrow Participants to the extent the Stockholders’ Representative has submitted an Excess Expense Certificate (as defined in Section 10.1(g)) in accordance with Section 10.1(g) below, and thereafter shall be the responsibility of the Escrow Participants.

(e) Upon 30 days’ prior written notice to Parent, the Stockholders’ Representative shall have the right to resign in its sole discretion for any reason. If the Stockholders’ Representative shall resign or otherwise become unable to fulfill its responsibilities under this Section 10.1 or cease to function in its capacity as Stockholders’ Representative for any reason whatsoever, then Escrow Participants collectively holding greater than a 50% interest in the cash held in the Indemnity Escrow Fund shall, within 30 days thereof, appoint a successor and, promptly thereafter, shall notify Parent and the Escrow Agent of the identity of such successor. In any event, the Stockholders’ Representative shall continue to have all rights to indemnification provided in Section 10.1(d). Any such successor shall become the “Stockholders’ Representative” for purposes of this Agreement, including Sections 1.7, 1.8 and 9 and this Section 10.1. If for any reason there is no Stockholders’ Representative at any time, all references herein to the Stockholders’ Representative shall be deemed to refer to the Escrow Participants.

(f) All expenses incurred by the Stockholders’ Representative in connection with the performance of its duties as Stockholders’ Representative shall be borne and paid exclusively by the Escrow Participants. The Stockholders’ Representative shall be entitled to withdraw amounts held in the Stockholders’ Representative Expense Fund in reimbursement for out-of-pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Stockholders’ Representative in connection with this Agreement and the transaction contemplated hereby. The Stockholders’ Representative shall be entitled to hold the Stockholders’ Representative Expense Fund until the date that is 90 days after such time as all amounts remaining in the Indemnity Escrow Fund have been distributed pursuant to Section 9.7. Upon any release of funds by the Stockholders’ Representative from the Stockholders’ Representative Expense Fund, (other than to cover expenses of the Stockholders’ Representative as set forth above), the Stockholders’ Representative shall release to each Escrow Participant, with respect to each share of Company Capital Stock held by such Escrow Participant immediately prior to the Effective Time and each share of Company Common Stock subject to an In-the-Money Company Option held by such Escrow Participant immediately prior to the Effective Time, an amount in cash determined by multiplying the Aggregate Proceeds Contribution Fraction with respect to such share of Company Capital Stock or such share of Company Common Stock subject to such In-the-Money Company Option by the amount of funds to be released from the Stockholders’ Representative Expense Fund.

(g) In the event that the Stockholders’ Representative shall expend amounts in excess of the Stockholders’ Representative Expense Fund in accordance with the terms and conditions of this Section 10.1, the Stockholders’ Representative shall be entitled deliver to Parent written notice certifying the amount of such expenses in excess of the Stockholders’ Representative Expense Fund payable by the Stockholders (an “Excess Expenses Certificate”). Following receipt by Parent of an Excess Expenses Certificate, prior to the distribution of any funds to Escrow Participants from the Indemnity Escrow Fund, Parent shall reimburse the amount certified in the Excess Expenses Certificate to the Stockholders’ Representative (up to the amount of funds otherwise to be distributed from the Indemnity Escrow Fund) and shall deduct a corresponding amount from such amount otherwise to be distributed. Parent shall be entitled to rely on the amount set forth in any Excess Expenses Certificate without investigation or liability whatsoever, and the payment of any amount to the Stockholders’ Representative in accordance with this Section 10.1(g) shall completely discharge Parent’s obligations with respect to such amount.

(h) Any action taken by the Stockholders’ Representative pursuant to the authority granted in this Section 10.1 shall be effective and absolutely binding on each Escrow Participant notwithstanding any contrary action of, or direction from, any Escrow Participant.

10.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Contemplated Transactions.

10.3 Fees and Expenses. Except as otherwise provided in this Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees, accounting fees and investment banking fees) that have been incurred or that are incurred by or on behalf of such party in connection with the Contemplated Transactions.

10.4 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent:

Acquicor Technology Inc.
4910 Birch Street, Suite 102
Irvine, CA 92660
Attention: General Counsel
Facsimile: (949) 266-9020

with a copy to:

Cooley Godward Kronish LLP

101 California Street

San Francisco, CA 94111

Attention: Gian-Michele a Marca

Facsimile: (415) 693-2222

if to the Company:

Jazz Semiconductor, Inc.

4321 Jamboree Rd.

Newport Beach, CA 92660

Attention: General Counsel

Facsimile: (949) 435-8455

with a copy to:

Latham & Watkins LLP

555 Eleventh Street, NW

Suite 1000

Washington, DC 20004-1304

Attention: David Dantzic

Jonn R. Beeson

Facsimile: (202) 637-2201

and the Stockholders’ Representative.

if to the Stockholders’ Representative:

T.C. Group, L.L.C.

101 South Tryon St.

25th Floor

Charlotte, NC 28280

Attention: Todd R. Newnam

Facsimile: 704-632-0299

with a copy to:

Latham & Watkins LLP

555 Eleventh Street, NW

Suite 1000

Washington, DC 20004-1304

Attention: David Dantzic

Jonn R. Beeson

Facsimile: (202) 637-2201

10.5 Time of the Essence. Time is of the essence of this Agreement.

10.6 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.7 Counterparts and Exchanges by Facsimile Transmission. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile transmission or other electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

10.8 Governing Law.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Except as otherwise provided in Sections 1.7 and 9.7 or in the Escrow Agreement, any action, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced only in any state or federal court located in the State of California. Each party to this Agreement: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California; (ii) agrees that each state and federal court located in the State of California shall be deemed to be a convenient forum; (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or proceeding commenced in any state or federal court located in the State of California, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court; and (iv) waives such party’s right to trial by jury.

10.9 Successors and Assigns. This Agreement shall be binding upon: the Company and its successors and assigns (if any); Parent and its successors and assigns (if any); Merger Sub and its successors and assigns (if any); and the Stockholders’ Representative and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Company; Parent; Merger Sub; the other Indemnitees; the Stockholders’ Representative; and the respective successors and assigns (if any) of the foregoing. Except as otherwise provided in this Agreement, neither the Company nor any Company Indemnitee shall, without the prior written consent of Parent, assign or delegate any or all of its or his rights or obligations under this Agreement (including indemnification rights and obligations under Section 9), in whole or in part, to any other Person, and any attempted assignment or delegation without such prior written consent shall be void and of no force or effect.

10.10 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach. The parties agree that neither Parent nor any other Indemnitee shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related Legal Proceeding.

10.11 Waiver.

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.12 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto; provided, however, that (a) any such amendment, modification, alteration or supplement adopted or entered into prior to the Effective Time must be duly authorized by the respective boards of directors of each of the Company and Merger Sub, and (b) unless any required approval of the stockholders of the Company is obtained, no amendment, modification, alteration or supplement shall (i) alter or change the amount or kind of consideration to be received in exchange for or on conversion of all or any shares of any class of Company Capital Stock or any shares of Merger Sub, (ii) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of shares of any class of Company Capital Stock or the holder of shares of Merger Sub.

10.13 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.14 Parties in Interest. Except to the extent expressly set forth in Sections 5.14 and 9, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.15 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

10.16 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement and in Exhibit A and the Schedules to this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) For purposes of this Agreement, e-mail and other forms of electronic communications shall be deemed to be written communications. An e-mail or other electronic communication shall be deemed to have been provided to and received by an Acquired Company if an officer or other employee of such Acquired Company who has or had any authority or responsibility relating to the subject matter of such communication shall have received such communication or a copy thereof (whether directly from the sender or otherwise).

(e) Except as otherwise indicated, (i) all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, and (ii) all references in this Agreement to dollar amounts are intended to refer to U.S. dollars.

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In witness whereof, the parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

Acquicor Technology Inc.,

a Delaware corporation

By:
Name:
Title:

Joy Acquisition Corp.,

a Delaware corporation

By:
Name:
Title:

Jazz Semiconductor, Inc.,

a Delaware corporation

By:
Name:
Title:

TC Group, L.L.C.,

as the Stockholders’ Representative

By:	TCG Holdings, L.L.C., its Managing Member

By:

Name:

Title:

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and the Disclosure Schedule):

Acquired Company Affiliate. “Acquired Company Affiliate” shall mean any Person under common control with an Acquired Company within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, and the regulations thereunder.

Acquired Company Contract. “Acquired Company Contract” shall mean any Contract (a) to which an Acquired Company is a party; (b) by which an Acquired Company or any of its assets is or may become bound or under which an Acquired Company has, or may become subject to, any obligation; or (c) under which an Acquired Company has any right.

Acquired Company Employee. “Acquired Company Employee” shall mean any current or former employee, consultant, independent contractor or director of an Acquired Company or an Acquired Company Affiliate.

Acquired Company Employee Agreement. “Acquired Company Employee Agreement” shall mean any management, employment, severance, change in control, transaction bonus, consulting, relocation, repatriation or expatriation agreement or other Acquired Company Contract between an Acquired Company and any Acquired Company Employee, other than any such Contract that is terminable “at will” and that does not obligate an Acquired Company to make any payment or provide any benefit in connection with the termination of such Contract, other than as already required by law.

Acquired Company Employee Plan. “Acquired Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other benefits or remuneration of any kind, whether written or unwritten, and whether funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to or required to be contributed to by an Acquired Company for the benefit of any Acquired Company Employee, and with respect to which an Acquired Company has or may have any liability or obligation; provided, however, than an Acquired Company Employee Agreement shall not be considered an “Acquired Company Employee Plan.”

Acquired Company IP. “Acquired Company IP” shall mean (a) all Acquired Company Software; (b) all Acquired Company Process Technology; and (c) all other Intellectual Property Rights and Intellectual Property that is related to the business of the Acquired Companies and in which an Acquired Company has (or purports to have) an ownership interest.

Acquired Company Pension Plan. “Acquired Company Pension Plan” shall mean any (a) Acquired Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA, or (b) other occupational pension plan, including any final salary or money purchase plan.

Acquired Company Process Technology. “Acquired Company Process Technology” shall mean any Intellectual Property and Intellectual Property Rights that both (a) are owned (or purported to be owned) by an Acquired Company or under development by an Acquired Company (the results of which development will be owned exclusively by an Acquired Company); and (b) relate to Process Technology.

Acquired Company Software. “Acquired Company Software” shall mean (a) software components of design kits owned or purported to be owned by any Acquired Company and used in connection with Acquired Company Process Technology and (b) any software (including software development tools and firmware and other software embedded in hardware devices, and all updates, upgrades, releases, enhancements and bug fixes) owned or currently being developed by or on behalf of any Acquired Company (the results of which development will be owned exclusively by an Acquired Company), including all modules and components of such software and all prior versions and releases of such software.

Acquired Companies. “Acquired Companies” shall mean (i) the Company and (ii) each Subsidiary of the Company.

Acquisition Transaction. “Acquisition Transaction” shall mean any merger, combination, acquisition, disposition or other transaction involving any Acquired Company or any securities or assets of an Acquired Company that would reasonably be expected to result in: (i) a person, entity or group acquiring 1% or more of any class of the capital stock of an Acquired Company; (ii) any sale, license, disposition or acquisition of all or a substantial portion of the business or assets of any Acquired Company; or (iii) the issuance or disposition of 1% or more of any class of capital stock of an Acquired Company.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

Ancillary Agreements. “Ancillary Agreements” shall mean the Stockholder Support Agreement, the General Releases, the Noncompetition Agreements, the Lease Amendment Agreements and the Termination Agreement.

Class A Common Stock. “Class A Common Stock” shall mean the Class A Common Stock, par value $0.001 per share, of the Company.

Class B Common Stock. “Class B Common Stock” shall mean the Class B Common Stock, par value $0.001 per share, of the Company.

COBRA. “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company Capital Stock. “Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

Company Common Stock. “Company Common Stock” shall mean the Class A Common Stock and the Class B Common Stock.

Company Indemnitees. “Company Indemnitees” shall mean the Stockholders and their respective successors and assigns.

Company Option. “Company Option” shall mean an option to acquire shares of Company Common Stock from the Company, whether vested or unvested.

Company Option Plan. “Company Option Plan” shall mean the Company’s 2002 Amended and Restated Equity Incentive Plan.

Company Preferred Stock. “Company Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock.

Company Retention Bonus Escrow Fund. “Company Retention Bonus Escrow Fund” shall mean the escrow fund established pursuant to the Escrow Agreement for purposes of securing the Company’s obligation to make payments following the Closing under the Company Retention Bonus Plan.

Company Retention Bonus Plan. “Company Retention Bonus Plan” shall mean the Jazz Semiconductor, Inc. Retention Bonus Plan in the form attached hereto as Exhibit F.

Company Special Retention Bonus Plan. “Company Special Retention Bonus Plan” shall mean the Jazz Semiconductor, Inc. Special Retention Bonus Plan in the form attached hereto as Exhibit G.

Company Stay Bonus Agreement. “Company Stay Bonus Agreement” shall mean each agreement between the Company and a key employee of the Company set forth in Part 2.15(h) of the Disclosure Schedule and identified therein as a Company Stay Bonus Agreement.

Company Stock Appreciation Rights Plan. “Company Stock Appreciation Rights Plan” shall mean the Company’s Stock Appreciation Rights Plan adopted and effective March 12, 2002 and amended by Amendment No. 1 thereto effective November 5, 2004.

Conexant. “Conexant” shall mean Conexant Systems, Inc., a Delaware corporation.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the transactions and other matters contemplated by the Agreement, including the Merger, the adoption of the Certificate Amendment, the solicitation and obtaining of Written Consents and the solicitation and obtaining of the Required Parent Merger Stockholder Vote.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, certificate, warranty, proxy, insurance policy, benefit plan or legally binding commitment, arrangement or undertaking of any nature.

Damages. “Damages” shall include any loss, damage (including consequential and indirect damages), injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, out-of-pocket cost (including reasonable costs of investigation) or expense of any nature. Notwithstanding anything herein to the contrary, (i) in no event shall “Damages” include any punitive or special damages (except to the extent that a third party is entitled to receive punitive or special damages against a Parent Indemnitee), (ii) in no event shall “Damages” include any Damages resulting solely from the voluntary initiation by Parent or the Surviving Corporation or their Affiliates, following the Closing, of any investigation of environmental conditions at the Facilities that involves physically invasive testing procedures such as soil and groundwater sampling (except to the extent that Parent or the Surviving Corporation (a) was required to do so by a Legal Requirement, (b) was requested to do so by any Governmental Body, (c) conducted such testing for purposes of assessing air quality or (d) had a good faith belief, based in whole or in significant part on the discovery of facts ascertained following the date of this Agreement, including any change of Legal Requirements or standards, information from adjoining property owners or other third parties or investigations or reviews of Governmental Bodies, that such investigation was necessary or appropriate, in which event Parent shall promptly notify the Stockholders’ Representative and permit the Stockholders’ Representative or its Representative a reasonable opportunity to (x) inspect such condition prior to testing, (y) meet with the environmental consultant retained to conduct such testing prior to such testing and (z) observe such testing), (iii) in no event shall “Damages” be calculated based upon any multiple of lost earnings or other similar methodology used to value the equity of the Acquired Companies based on the financial performance or results of operations of the Acquired Companies, provided that nothing in this Agreement shall prevent an Indemnitee from seeking to recover or recovering Damages pursuant to Section 9 based on the net present value of the effect on the future cash flows of the Surviving Corporation or any of the Acquired Companies of any matters with respect to which any indemnification is otherwise available pursuant to Section 9; and (iv) in no event shall Damages include the reduction of any Tax attribute or Tax asset as a result of it being applied against Taxes for any Pre-Closing Tax Period (or portion thereof) the Tax Return with respect to which is not yet due to be filed (giving effect to any extensions) as of the date hereof.

Designated Date. “Designated Date” shall mean the date that is 18 months after the Closing Date.

Disclosure Schedule. “Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company.

DOL. “DOL” shall mean the United States Department of Labor.

El Capitan Facility. “El Capitan Facility” shall mean that certain property leased by the Company pursuant to El Capitan Lease Agreement between the Company and Conexant dated March 12, 2002.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), branch office, firm or other enterprise, association, organization or entity.

Environment. “Environment” shall mean any soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

Environmental, Health, and Safety Liabilities. “Environmental, Health, and Safety Liabilities” shall mean any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law.

Environmental Law. “Environmental Law” shall mean any Legal Requirement relating to the protection of human health and safety, natural resources or the environment, including related to pollution, contamination, cleanup, preservation, protection, and reclamation of the Environment; and (ii) any Release or Threatened Release of any hazardous materials, including investigation, monitoring, clean up, removal, treatment, or any other action to address such Release or Threatened Release.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Escrow Agent. “Escrow Agent” shall mean Citibank, N.A. or U.S Bank National Association or another escrow agent reasonably acceptable to Parent and Stockholders’ Representative.

Escrow Agreement. “Escrow Agreement” shall mean the escrow agreement to be entered into among Parent, the Stockholders’ Representative and the Escrow Agent on the Closing Date, substantially in the form of Exhibit E to the Agreement.

Escrow Participant. “Escrow Participant” shall mean each Non-Dissenting Stockholder and each holder of an In-the-Money Company Option that is unexercised and outstanding immediately prior to the Effective Time.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Facilities. “Facilities” shall mean any real property or interest in real property that is being used or has been used by the Company and all buildings, structures or other improvements thereon.

Foreign Plan. “Foreign Plan” shall mean: (a) any Acquired Company Employee Plan or Acquired Company Employee Agreement mandated by a Governmental Body outside the United States; (b) any Acquired Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside the United States; and (c) any Acquired Company Employee Plan that covers or has covered any Acquired Company Employee while such employee is or was performing services outside of the United States; provided, however, that a “Foreign Plan” shall not include an Acquired Company Employee Plan sponsored by any Governmental Body.

GAAP. “GAAP” shall mean generally accepted accounting principles in the United States.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Acquired Company Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity, and any court or other tribunal).

Government Bid. “Government Bid” shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

Government Contract. “Government Contract” shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indemnitor. “Indemnitor” shall mean: (a) in the case of an indemnification claim made by a Parent Indemnitee, the Stockholders’ Representative; and (b) in the case of an indemnification claim made by a Company Indemnitee, Parent.

Indemnitees. “Indemnitees” shall mean the Parent Indemnitees and the Company Indemnitees.

Indemnity Escrow Fund. “Indemnity Escrow Fund” shall mean the escrow fund established pursuant to the Escrow Agreement primarily for purposes of securing Parent’s indemnification rights pursuant to Section 9 of the Agreement.

Intellectual Property. “Intellectual Property” shall mean algorithms, APIs, apparatus, databases, data collections, development tools, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos and slogans), mask works, methods, network configurations and architectures, processes, proprietary information, protocols, schematics, semiconductor devices, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above.

In-the-Money Company Option. “In-the-Money Company Option” shall mean a Company Option having a per share exercise price equal to or greater than the Common Residual Per Share Amount (it being understood that whether a Company Option is an In-the-Money Company Option shall be determined on an iterative basis by initially calculating the Common Residual Per Share Amount without taking account of outstanding Company Options, recalculating the Common Residual Per Share Amount taking into account the outstanding Company Options with a per share exercise price that is less than the initially calculated Common Residual Per Share Amount and then repeating this process until no additional Company Options become In-the-Money Company Options as a result of such calculation).

IRS. “IRS” shall mean the United States Internal Revenue Service.

Key Stockholders. “Key Stockholders” shall mean Carlyle Partners III, LP, Carlyle High Yield Partners, LP, CP III Coinvestment, LP, Conexant and RF Micro Devices, Inc.

Knowledge of the Company. “Knowledge of the Company” shall mean the actual knowledge of any of the following individuals: Shu Li; Brent Jensen; Harsha Tank; Carolyn Follis; Theodore Zhu; Marco Racanelli; Dan Lynch; Nabil Alali; Jeff McHenry; Bala Govender; and Andrew Chan.

Knowledge of Parent. “Knowledge of Parent” shall mean, following the Effective Time, the actual knowledge of any of the following individuals as long as they remain employed by Parent or its Subsidiaries or their respective successors: Paul Pittman, Allen Grogan, Shu Li; Brent Jensen; Harsha Tank; and Carolyn Follis.

Lease Agreement. “Lease Agreement” shall mean any real property lease, sublease, license, occupancy agreement or other contractual obligation that grants the right of use or occupancy of any of the real property leased to any of the Acquired Companies.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Leased Properties. “Leased Properties” shall mean any real property subject to a leasehold interest of the Acquired Companies.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other ordinance, regulation, law, statute, constitution or principal of common law, and any enforceable judicial interpretation thereof, including any resolution, code, edict, decree, rule, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Material Adverse Effect. “Material Adverse Effect” shall mean any change, event, effect, claim, circumstance or matter that (considered together with all other changes, effects, claims, circumstances or matters) has materially and adversely affected, or would reasonably be expected to materially and adversely affect: (a) the business, financial condition, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; or (b) Parent’s right to own, or to receive dividends or other distributions with respect to, the stock of the Surviving Corporation; provided, however, that none of the following, in and of itself, either individually or in the aggregate, shall be deemed to constitute a Material Adverse Effect: (i) any change or event attributable to conditions generally affecting the semiconductor wafer fabrication or semiconductor design industries in which the Company participates, provided that such change or event does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole; (ii) any change or event attributable to conditions generally affecting the general economy as a whole, provided that such change or event does not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole; (iii) the failure of the Company to meet projections of earnings, revenues or other financial measures; (iv) the announcement of the Agreement and the pendency of the Contemplated Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, consultants or employees; or (v) the taking by the Company of any action required to be taken by the Company by the Agreement (other than actions contemplated by Section 4.2).

Non-Dissenting Stockholder. “Non-Dissenting Stockholder” shall mean each Stockholder that does not perfect his or its appraisal rights under the DGCL and is otherwise entitled to receive the applicable consideration for such Stockholders shares of Company Capital Stock pursuant to Section 1.5 of the Agreement.

Occupational Safety and Health Law. “Occupational Safety and Health Law” shall mean any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards.

Order. “Order” shall mean any order, writ, injunction, judgment or decree.

Parent Indemnitees. “Parent Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s current and future Subsidiaries (including the Surviving Corporation); (c) the respective directors, officers, employees and other agents of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above; provided, however, that the Stockholders shall not be deemed to be Parent Indemnitees.

Permitted Encumbrance. “Permitted Encumbrance” means (i) mechanics, materialmen’s and warehousemen liens and similar Encumbrances with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) Encumbrances for Taxes, assessments or similar charges not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been made to the extent required by GAAP, (iii) Encumbrances to secure the payment of workers’ compensation, employment insurance or other social security obligations of the Acquired Companies in the ordinary course of business, (iv) Encumbrances on goods in transit incurred pursuant to documentary letters of credit, (v) Encumbrances securing rental payments under capital lease agreements, (vi) Encumbrances arising in favor of the United States Government as a result of progress payment clauses contained in any Government Contract, (vii) easements, covenants, rights of way, restrictions, encroachments and other minor defects or irregularities in title, in each case that do not and will not interfere in any material respect with the uses of the real property to which they apply, and (viii) Encumbrances created by the Loan and Security Agreement with Wachovia Capital Finance Corporation (Western), (ix) restrictions on transfer imposed by securities laws or other Legal Requirements and (x) other Encumbrances arising in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the use of such assets by the Acquired Companies, other than Intellectual Property licenses or covenants-not-to-sue granted in, to, or under any Acquired Company IP.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Process Technology. “Process Technology” shall mean (i) process steps used in the fabrication of wafers, including process technologies for digital CMOS, standard analog CMOS, advanced analog CMOS, RF CMOS, high-voltage CMOS, bipolar CMOS, silicon-germanium bipolar CMOS, and bipolar CMOS double-diffused metal oxide semiconductor; or (ii) any improvement to, or new design of, manufacturing tools used to fabricate wafers; or (iii) any layout optimization carried out to enhance yield and performance by design-for-manufacturing rules, optical proximity correction, and other techniques.

Proxy Statement. “Proxy Statement” shall mean the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Release. “Release” shall mean any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

Required Parent Merger Stockholder Vote. “Required Parent Merger Stockholder Vote” shall mean (i) an affirmative vote by a majority of the shares of Parent’s common stock issued in connection with Parent’s initial public offering consummated on March 17, 2006 (such common stock, “Parent IPO Shares”) voted at a duly convened meeting to approve the Merger, and (ii) holders of less than 20% in interest of the Parent IPO Shares both vote against the Merger and demand that Parent convert such shares into cash.

Representatives. “Representatives” shall mean officers, directors, employees, partners, agents, attorneys, accountants, advisors and representatives.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Series A Preferred Stock. “Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of the Company.

Series B Preferred Stock. “Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.001 per share, of the Company.

Stock Appreciation Rights. “Stock Appreciation Rights” shall mean the rights issued under the Company Stock Appreciation Rights Plan.

Stockholders’ Representative Expense Fund. “Stockholders’ Representative Expense Fund” shall mean the escrow fund established pursuant to the Escrow Agreement for purposes of funding the activities of the Stockholders’ Representative hereunder.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Tax. “Tax” shall mean any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Threat of Release. “Threat of Release” shall mean a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

Transaction Expense. “Transaction Expense” shall mean any out-of-pocket fee, cost, expense, payment, expenditure or liability paid or payable by any Acquired Company (including legal fees and expenses, accounting fees and expenses and financial advisory fees and expenses, but excluding employee salaries and amounts paid to independent contractors hired by an Acquired Company to perform services similar to those regularly performed by employees of the Acquired Companies) whether incurred prior to the date of the Agreement, during the Pre-Closing Period or at or after the Effective Time, that relates to: (a) the participation in or response to the investigation, review and inquiry conducted by Parent and its Representatives with respect to the business of the Acquired Companies (and the furnishing of information to Parent and its Representatives in connection with such investigation and review); (b) the negotiation, preparation, drafting, review, execution, delivery or performance of the Agreement (including the Disclosure Schedule) or any certificate, opinion, Contract or other instrument or document delivered or to be delivered in connection with any of the Contemplated Transactions; (c) the preparation and submission of any filing or notice, including the Proxy Statement, required to be made or given in connection with any of the Contemplated Transactions, or the obtaining of any Consent required to be obtained in connection with any of the Contemplated Transactions; (d) the consummation of the Merger or any of the other Contemplated Transactions; or (e) the possible initial public offering of securities of the Company, including the preparation, drafting and filing of the Company’s Registration Statement on Form S-1 and any amendments thereto; provided, however, that: (i) any out-of-pocket fees and expenses (other than the fees and expenses of counsel) incurred by the Company or its stockholders solely in connection with Parent’s preparation of the Proxy Statement shall not constitute Transaction Expenses; (ii) if an opinion of the Company’s outside counsel is requested by Parent solely for purposes of preparing the Proxy Statement, the fees and expenses of counsel incurred to prepare such opinion would not constitute a Transaction Expense; and (iii) in no event will amounts paid to an Acquired Company’s independent accountant in connection with the audit of its annual financial statements or review of its quarterly financial statements, in each case that has taken place in the ordinary course of business consistent with past practice, constitute Transaction Expenses. Without limiting the generality of the foregoing, “Transaction Expenses” shall include any fees that are payable or may become payable by any Acquired Company in connection with the Contemplated Transactions for services that were performed at or prior to the Effective Time, even if the invoice for such fees is not issued until after the Effective Time.

Working Capital Adjustment Escrow Fund. “Working Capital Adjustment Escrow Fund” shall mean the escrow fund established pursuant to the Escrow Agreement for purposes of the purchase price adjustment, if any, to be determined pursuant to Section 1.7 of the Agreement.

Schedule 1.4

Directors and Officers of the Surviving Corporation

Directors:

Gilbert Amelio
Certain other individuals to be designated by Parent in its sole discretion

Officers:

Name	Position
Shu Li	President and Chief Executive Officer

Nabil Alali	Vice President, Newport Beach Operations

Daniel T. Lynch	Vice President, Human Resources

Jeffrey R. McHenry	Vice President, Supply Chain Management

Marco Racanelli	Vice President, Engineering and Technology

Theodore Zhu	Chief Marketing Officer and Vice President, Sales

Certain other individuals to be designated by Parent in its sole discretion

Schedule 5.16(a)

Agreements to be Terminated Prior to Closing

•	Carlyle Management Agreement dated as of March 12, 2002 between the Company and TC Group, L.L.C.

•	Conexant Management Agreement dated as of March 12, 2002 between the Company and Conexant Systems, Inc.

•	Termination Agreement dated as of June 28, 2006 by and between the Company and TC Group, L.L.C.

•	Termination Agreement dated as of June 28, 2006 by and between the Company and Conexant Systems, Inc.

•	Second Amended and Restated Registration Rights Agreement dated as of October 15, 2002 among the Company and the stockholders of the Company party thereto.

•	Second Amended and Restated Stockholder Agreement dated as of October 15, 2002 among the Company and the stockholders of the Company party thereto.

•	Second Amended and Restated Carlyle Board Representation Agreement dated as of October 15, 2002 between the Company, Newport Fab, LLC and the stockholders of the Company party thereto.

•	Second Amended and Restated Conexant Board Representation Agreement dated as of October 15, 2002 between the Company, Newport Fab, LLC and the stockholders of the Company party thereto.

•	RFMD Board Representation Agreement dated as of October 15, 2002 between the Company, Newport Fab, LLC and the stockholders of the Company party thereto.

•	Amended and Restated Carlyle Review Agreement dated as of October 15, 2002 among the Company, Newport Fab, LLC, Carlyle Partners III, L.P., CP III Coinvestment, L.P. and Carlyle High Yield Partners, L.P.

•	Amended and Restated Conexant Review Agreement dated as of October 15, 2002 between the Company, Newport Fab, LLC and Conexant Systems, Inc.

•	Stockholders Agreement among the Company, Carlyle Partners III, L.P. and the other stockholders of the Company listed on the signature pages attached thereto.

Schedule 5.16(b)

Agreements to be Amended Prior to Closing

1. Half Dome Lease Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002 as amended by the First Amendment to the Half Dome Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated May 1, 2004 and by the Second Amendment to the Half Dome Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated December 31, 2005.

2. El Capitan Lease Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. date March 12, 2002 as amended by the First Amendment to the El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated October 1, 2004, by the Second Amendment to the El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated November 31, 2005 and by the Third Amendment to the El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated September 1, 2006.

Schedule 5.17(a)

Certain Directors of Parent Following the Effective Time

Gilbert Amelio (Chairman)
Ellen Hancock
John Kensey
Harold Clark
Moshe Meidar
Certain other individuals to be designated by Parent in its sole discretion

Schedule 5.17(b)

Certain Members of Management of Parent Following the Effective Time

Name	Management Position
Gilbert Amelio	CEO of Parent

Ellen Hancock	COO and President of Parent

Steve Wozniak	CTO of Parent

Schedule 6.10(i)

Form of Legal Opinion of Latham & Watkins LLP

1.	The Company is a corporation under the DGCL with corporate power and corporate authority to execute and deliver the Agreement and the Termination Agreement and perform is obligations thereunder. Based solely on certificates from public officials, we confirm that the Company is validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in California.

2.	The execution, delivery and performance of the Agreement have been duly authorized by all necessary corporate action of the Company, and the Agreement has been duly executed and delivered by the Company.

3.	The execution, delivery and performance of the Termination Agreement have been duly authorized by all necessary corporate action of the Company, and the Termination Agreement has been duly executed and delivered by the Company.

4.	The execution and delivery of the Agreement by the Company and the consummation of the Merger pursuant thereto and the execution and delivery of the Termination Agreement by the Company and the termination of the agreements referenced therein pursuant thereto, in each case on the date hereof do not:

(a)	violate any provision of the Company’s Certificate of Incorporation or Bylaws, or

(b)	violate (i) the DGCL or any federal or California statute, rule or regulation applicable to the Company or (ii) the court or governmental orders, writs, judgments or decrees specifically directed to the Company that were identified to us by an officer of the Company as material to the Company and listed in Exhibit A.

List of Exhibits

Exhibit A Exhibit B Exhibit C Exhibit D Exhibit Exhibit F Exhibit G	- - - - E - -	Certain Definitions
Form of Certificate of Merger
Form of Certificate of Incorporation of the Surviving Corporation
Form of Certificate Amendment
-Form of Escrow Agreement
Company Retention Bonus Plan
Company Special Retention Bonus Plan